UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 31, 2026

RALLYBIO CORPORATION

(Exact name of Registrant as Specified in its Charter)

Delaware	001-40693	85-1083789
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

234 Church Street

New Haven, Connecticut 06510

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (203) 859-3820

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	RLYB	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On May 31, 2026, Rallybio Corporation, a Delaware corporation (“Rallybio”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Avenzo Therapeutics, Inc., a Delaware corporation (“Avenzo”), a clinical-stage biotechnology company developing next-generation oncology therapies, and Farmington Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Rallybio (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Avenzo, with Avenzo surviving as a wholly owned subsidiary of Rallybio (the “Merger” and, together with all of the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each then-outstanding share of common stock or preferred stock of Avenzo (each such share, an “Avenzo Share”) (excluding any share described in clauses (b) or (c) below and Avenzo Shares held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Rallybio Common Stock, par value $0.0001 per share (“Rallybio Common Stock”), calculated in accordance with the Exchange Ratio as set forth in the Merger Agreement (the “Exchange Ratio”), (b) each Avenzo Share issued in the Concurrent Financing (as defined below) will be converted into the right to receive a number of shares of Rallybio Common Stock calculated in accordance with the Merger Agreement, (c) any Avenzo Shares held as treasury shares or held or owned by Rallybio, Merger Sub or any subsidiary of Rallybio or Avenzo immediately prior to the Effective Time will be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each then-outstanding option to purchase Avenzo Shares will be converted into an option to purchase Rallybio Common Stock, subject to adjustment as set forth in the Merger Agreement.

Under the Exchange Ratio formula in the Merger Agreement, upon the Closing, on a pro forma basis and based upon the number of shares of Rallybio Common Stock expected to be issued in connection with the Merger and the Concurrent Financing, pre-Merger equityholders of Avenzo (other than Investors (as defined below) in the Concurrent Financing) are expected to own approximately 56.6% of the combined company, pre-Merger equityholders of Rallybio will own approximately 2.8% of the combined company and the Investors in the Concurrent Financing are expected to own approximately 40.6% (assuming gross proceeds from the Concurrent Financing of $215.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Rallybio of $15.0 million (assuming Rallybio has no net cash as a result of its pre-closing distributions (“Rallybio Net Cash”) as of the closing of the Merger (the “Closing” and such date, the “Closing Date”), (ii) a valuation for Avenzo of $300.0 million, and (iii) the relative capitalization of Rallybio and Avenzo. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments as described in the Merger Agreement, including the amount of the final Rallybio Net Cash at Closing. At any time prior to the Closing, Rallybio will declare distributions (each a “Rallybio Distribution”) of Rallybio Net Cash to holders of Rallybio Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Rallybio Common Stock outstanding as of the applicable record date, subject to the terms of the Merger Agreement.

Following the Closing, it is expected that Athena Countouriotis, M.D., the Chair, President and Chief Executive Officer of Avenzo, will serve as the Chair, President and Chief Executive Officer of the combined company; Scott Lipman, M.B.A., the Chief Financial Officer and Chief Business Officer of Avenzo, will serve as the Chief Financial Officer and Chief Business Officer of the combined company; Mohammad Hirmand, M.D., the Chief Medical Officer of Avenzo, will serve as the Chief Medical Officer of the combined company; and Brian Sun, J.D., the Chief Legal Officer of Avenzo, will serve as the Chief Legal Officer of the combined company. Additionally, following the Closing, the board of directors of the combined company is expected to consist of seven directors, which members will initially be designated by the Company prior to the Closing. In connection with the Closing, each of the current Rallybio executive officers and directors are expected to tender their resignations.

The Merger Agreement contains representations and warranties of the parties regarding their respective businesses. The Merger Agreement also contains certain covenants made by each of Avenzo and Rallybio, including non-solicitation restrictions binding each party (and subject to certain exceptions as further described in the Merger Agreement) and its representatives and restrictions on the operation of each party’s business between the date of the Merger Agreement and the Closing.

In connection with the Merger, Rallybio will prepare and file a registration statement on Form S-4, which will contain a proxy statement and prospectus, to register the shares issued pursuant to the Merger Agreement (the “Form S-4”) and will seek the approval of Rallybio’s stockholders of, among other matters, (i) the issuance of the shares of Rallybio Common Stock and other securities of Rallybio pursuant to the Merger and the change of control of Rallybio resulting from the Merger, (ii) a reverse stock split of Rallybio Common Stock at a ratio to be mutually agreed upon by Rallybio and Avenzo, (iii) the change of the name of Rallybio to “Avenzo Therapeutics, Inc.” ((i) through (iii), the “Rallybio Stockholder Matters”), (iv) an increase in the number of authorized shares of Rallybio Common Stock to a number determined by Avenzo (the “Authorized Share Increase Proposal”), (v) the Avenzo 2026 Equity Incentive Plan, and (vi) the Avenzo 2026 Employee Stock Purchase Plan.

In the event the Rallybio Board of Directors makes a Parent Board Adverse Recommendation Change (as defined in the Merger Agreement) as a result of a Superior Offer (as defined in the Merger Agreement), Rallybio will remain obligated to hold the stockholder meeting to vote on the Rallybio Stockholder Matters under the terms of the Merger Agreement and may not terminate the Merger Agreement in order to enter into an agreement with respect to such Superior Offer.

The Closing is subject to certain closing conditions, including: (i) the approval by the Rallybio stockholders of the Rallybio Stockholder Matters; (ii) approval by the requisite Avenzo stockholders of the adoption and approval of the Merger Agreement and the Contemplated Transactions; (iii) the existing shares of Rallybio Common Stock having been continually listed on the Nasdaq Stock Market (including the Nasdaq Capital Market) (“Nasdaq”) and Nasdaq’s approval of the shares of Rallybio Common Stock to be issued in the Merger; (iv) the Subscription Agreement (as defined below) being in full force and effect with cash gross proceeds of not less than $215.0 million having been received by Avenzo; (v) the effectiveness of the Form S-4; (vi) determination of Rallybio Net Cash; (vii) the amount of any Rallybio Distribution declared or intended to be declared by Rallybio having been either declared, distributed or deposited with Rallybio’s transfer agent, if applicable, for further distribution on such date as determined by Parent; (viii) termination by Avenzo of certain agreements with investors; (ix) Rallybio Net Cash being greater than an amount equal to $500,000 below $0 and (x) no legal restraint. The Closing is also subject to other specified customary closing conditions of each party, including the accuracy of each party’s representations and warranties, subject to applicable materiality qualifications, compliance by each party with its covenants under the Merger Agreement in all material respects, respectively, delivery of certain customary closing documents by each of Rallybio and Avenzo, and no Avenzo material adverse effect or Rallybio material adverse effect since the date of the Merger Agreement that is continuing, respectively.

The Merger Agreement contains certain termination rights of each of Avenzo and Rallybio. Upon termination of the Merger Agreement in certain circumstances, Avenzo may be required to pay to Rallybio a termination fee of (x) $20.0 million, including (i) where Avenzo’s board of directors changes or withdraws its recommendation in favor of the Merger or recommends to enter into an alternative transaction, (ii) in certain circumstances where Avenzo enters into a Permitted Alternative Agreement (as defined in the Merger Agreement); or (iii) if (a) the Merger Agreement is terminated because Avenzo (1) fails to obtain the requisite stockholder approval of the Merger Agreement and the Contemplated Transactions or (2) breaches the Merger Agreement, (b) an alternative acquisition proposal was announced or disclosed prior to obtaining Avenzo’s stockholder approval, and (c) within 12 months of the termination of the Merger Agreement, Avenzo enters into a definitive agreement with respect to an alternative transaction; or (y) $8 million, if (i) the Merger Agreement is terminated because the Merger has not been consummated by the End Date (as defined in the Merger Agreement), (ii) an alternative acquisition proposal was announced or disclosed prior to obtaining Avenzo’s stockholder approval, and (iii) within 12 months of the termination of the Merger Agreement, Avenzo enters into a definitive agreement with respect to an alternative transaction.

Upon termination of the Merger Agreement in certain circumstances, a termination fee of $600,000 may be payable by Rallybio to Avenzo if (i)(a) the Merger Agreement is terminated because the Merger has not been consummated by the End Date (as defined in the Merger Agreement) or Rallybio (1) fails to obtain the requisite stockholder approval of the Rallybio Stockholder Matters or (2) breaches the Merger Agreement, (b) an alternative acquisition proposal was announced or disclosed prior to such termination, and (c) within 12 months of the termination of the Merger

Agreement, Rallybio enters into a definitive agreement with respect to an alternative transaction, (ii) Rallybio fails to include its board recommendation in the Form S-4, or (iii) the Rallybio board of directors changes or withdraws its recommendation in favor of the Merger or approves an alternative transaction, or willfully and intentionally breaches its non-solicitation or certain other obligations under the Merger Agreement. Avenzo and Rallybio have also each agreed to reimburse the other party for up to $750,000 for third-party expenses, as applicable, if the Merger Agreement is terminated in certain circumstances.

Support Agreements and Lock-Up Agreements

Support Agreements

Concurrently with the execution of the Merger Agreement, the executive officers and directors and certain other stockholders of Rallybio holding approximately 24.3% of the outstanding Rallybio capital stock entered into support agreements (the “Rallybio Support Agreements”) in favor of Avenzo, providing among other things, that such officers, directors and stockholders (x) will vote all of their shares of Rallybio capital stock, among other things: (i) in favor of approving the Contemplated Transactions, including the Rallybio Stockholder Matters, the Authorized Share Increase Proposal and the other actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party and (y) will not solicit or negotiate alternative acquisition proposal or inquiries in their capacities as stockholders of Rallybio.

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Avenzo holding approximately 78% of the outstanding Avenzo capital stock entered into support agreements (the “Avenzo Support Agreements” and, together with Rallybio Support Agreements, the “Support Agreements”) in favor of Rallybio, providing among other things, that such executive officers, directors and stockholders (x) will vote all of their shares of Avenzo capital stock, among other things: (i) in favor of adopting the Merger Agreement and approving the Merger, the other Contemplated Transactions, the Company Stockholder Matters (as defined in the Merger Agreement) and the other actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party and (y) will not solicit or negotiate alternative acquisition proposal or inquiries in their capacities as stockholders of Avenzo.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Avenzo entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which, subject to specified exceptions, such persons accepted certain restrictions on transfers of the shares of Rallybio Common Stock beneficially held by such persons or such persons’ family members (other than shares received as a result of the conversion of shares received in the Concurrent Financing) for the 180-day period following the Effective Time.

The foregoing descriptions of the Merger Agreement, the form of Rallybio Support Agreement, form of the Avenzo Support Agreement and the form of Lock-Up Agreement (collectively, the “Agreements”), are not complete and are qualified in their entirety by reference to those Agreements, which are filed as Exhibits 2.1, 10.1, 10.2 and 10.3, respectively, to this Current Report on Form 8-K and incorporated herein by reference. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by each of Rallybio and Avenzo in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Agreements were used for the purpose of allocating risk between the parties thereto rather than establishing matters as facts. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.

Rallybio Contingent Value Rights Agreement

Immediately prior to the Effective Time, Rallybio and a rights agent (the “Rights Agent”) are expected to enter into a Contingent Value Rights Agreement (the “CVR Agreement”), pursuant to which holders of record of certain Rallybio securities as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one contingent value right (each, a “CVR”) for each outstanding share of Rallybio Common Stock, pre-funded warrant, Rallybio restricted stock unit or In the Money Parent Option (as defined in the Merger Agreement) held as of such date.

Pursuant to the CVR Agreement, each CVR holder will be entitled to receive their pro rata share of all of the net proceeds (including cash or the value of stock to the extent listed on a national exchange, at the time of disposition), if any, received by Rallybio as a result of payments (“CVR Payments”) made to Rallybio of (i) any upfront, milestone, royalty and other payments received under any disposition agreement related to Rallybio’s pre-Merger assets (the “Legacy Assets”), and (ii) all of the cash proceeds, if any, received from Recursion Pharmaceuticals, Inc. under the Membership Interest Purchase Agreement, dated July 8, 2025, by and among Recursion Pharmaceuticals, Inc., Exscientia Ventures I, Inc., Rallybio Corporation and Rallybio IPB, LLC. For a period of four months after the Closing Date, Rallybio will use commercially reasonable efforts to effect the disposition of the Legacy Assets with respect to a third party that Rallybio had been in discussions with regarding a disposition prior to the Closing Date, subject to certain limitations. Such net proceeds will be subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred or other liabilities borne by Rallybio or its affiliates in respect of the Legacy Assets, and losses incurred by Rallybio or its affiliates due to a third-party proceeding in connection with such disposition.

The CVR Payments, if any, will become payable to the Rights Agent for subsequent distribution to the CVR holders. In the event that no such proceeds are received during the CVR Term (as defined in the CVR Agreement), holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any CVR holders will receive any CVR Payments.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and is not transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the Securities and Exchange Commission (“SEC”). The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Rallybio or any of its respective affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

The foregoing summary of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of CVR Agreement, which is filed herewith as Exhibit 10.4 and is incorporated by reference herein.

Concurrent Financing

Concurrently with entering into the Merger Agreement, Avenzo entered into a subscription agreement (the “Subscription Agreement”) with certain accredited investors (the “Investors”).

Pursuant to the Subscription Agreement, and subject to the terms and conditions therein, Avenzo agreed to sell, and the Investors agreed to purchase, immediately prior to the Effective Time, shares of Avenzo Class A common stock for an aggregate purchase price of $215.0 million (the “Concurrent Financing”). Shares of Avenzo Class A common stock issued pursuant to the Concurrent Financing will be converted into shares of Rallybio Common Stock in accordance with the Exchange Ratio and the Merger Agreement. The closing of the Concurrent Financing is anticipated to occur on or about the Closing Date, subject to the satisfaction of customary closing conditions.

Avenzo and Rallybio have also agreed to enter into a registration rights agreement (the “Registration Rights Agreement”) with the Investors at the closing of the Concurrent Financing. Pursuant to the Registration Rights Agreement, the combined company will prepare and file a resale registration statement with the SEC within 30 calendar days following the closing of the Concurrent Financing. The combined company will use its reasonable best efforts to cause such registration statement to become effective as promptly as practicable.

The combined company will also agree to, among other things, indemnify the Investors, their members, shareholders, directors, officers, partners, employees, members, managers, agents, representatives and advisors under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to the combined company’s obligations under the Registration Rights Agreement.

The foregoing descriptions of the Subscription Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Subscription Agreement, and the Registration Rights Agreement the forms of which are filed as Exhibits 10.5 and 10.6, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

The shares of Avenzo Class A common stock to be issued in the Concurrent Financing will be issued in private placements exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder, because the offer and sale of such securities does not involve a “public offering” as defined in Section 4(a)(2) of the Securities Act, and other applicable requirements were met. Neither this Current Report on Form 8-K nor any of the exhibits attached hereto is an offer to sell or the solicitation of an offer to buy the shares of Avenzo Class A common stock or any other securities of Avenzo or Rallybio.

Item 5.01.	Changes in Control of Registrant.

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Amendments to Employment Agreements

Each of Stephen Uden and Jonathan Lieber has entered into a previously disclosed employment agreement with Rallybio, pursuant to which they may become eligible for certain payment and benefits in connection with a change of control of Rallybio, and have each subsequently entered into an amendment to such employment agreement (each, an “Employment Agreement Amendment”). In addition, Steven Ryder entered into a previously disclosed separation agreement with Rallybio that provided for certain treatment of Dr. Ryder’s equity awards in connection with a change of control of Rallybio and has entered into an amendment to such agreement (the “Separation Agreement Amendment”). Pursuant to the Employment Agreement Amendments and the Separation Agreement Amendment, the Merger will constitute a change in control.

The foregoing description of the Employment Agreement Amendments and the Separation Agreement Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the complete text of each of the Employment Agreement Amendments and the Separation Agreement Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.7, Exhibit 10.8 and Exhibit 10.9, respectively.

Item 7.01.	Other Events.

Press Release

On June 1, 2026, Rallybio and Avenzo issued a joint press release announcing the execution of the Merger Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference.

Investor Presentation and Conference Call Script

On June 1, 2026, representatives of Rallybio and Avenzo will hold a conference call to investors, which investor presentation and conference call script are furnished as Exhibits 99.2 and 99.3 hereto, respectively, and incorporated herein by reference.

The information contained in this Item 7.01, including 99.1, 99.2 and 99.3, is deemed to have been furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act or the Exchange Act.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Exhibit Description

2.1+	Agreement and Plan of Merger and Reorganization, dated May 31, 2026, by and among Rallybio Corporation, Farmington Merger Sub, Inc., and Avenzo Therapeutics, Inc.

10.1	Form of Rallybio Support Agreement.

10.2	Form of Avenzo Support Agreement.

10.3	Form of Lock-Up Agreement.

10.4	Form of CVR Agreement.

10.5	Form of Subscription Agreement.

10.6	Form of Registration Rights Agreement.

10.7	Amendment to Second Amended and Restated Employment Agreement, effective as of May 31, 2026, between Rallybio Corporation and Stephen Uden.

10.8	Amendment to Employment Agreement, effective as of May 31, 2026, between Rallybio Corporation and Jonathan Lieber.

10.9	Amendment to Separation Agreement, effective as of May 31, 2026, between Rallybio Corporation and Steven Ryder.

99.1	Joint Press Release, issued on June 1, 2026.

99.2	Investor Presentation, dated June 1, 2026.

99.3	Conference Call Script, dated June 1, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

+

Registrant has omitted schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of the omitted schedules and exhibits to the SEC upon request.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the structure and intended tax treatment of the proposed Merger; expectations regarding the ownership structure of the combined company; the expected management team of the combined company; expectations regarding the structure, size, timing and completion of the Concurrent Financing; the potential of Rallybio stockholders to receive consideration pursuant to the CVRs; and other statements that are not historical fact. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting Rallybio, Avenzo or the Contemplated Transactions will be those that have been anticipated.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Rallybio’s and Avenzo’s control. Rallybio’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the Closing are not satisfied; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Rallybio and Avenzo to consummate the proposed Merger; (iii) risks related to Rallybio’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending Closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or regulatory entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the Exchange Ratio, Rallybio’s stockholders and Avenzo’s stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Rallybio Common Stock relative to the value suggested by the Exchange Ratio; (vii) unexpected costs, charges or expenses resulting from the proposed Contemplated Transactions; (viii) the risk that the Concurrent Financing is not consummated; (ix) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement and the other agreements entered into in connection therewith; and (x) the possibility that holders of CVRs may never receive any proceeds therefrom. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Rallybio’s Annual Report on Form 10-K for the year ended December 31, 2025 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, each filed with the SEC, and in other filings that Rallybio makes and will make with the SEC in connection with the proposed merger, including the Proxy Statement (as defined below). You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Rallybio expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in Rallybio or Avenzo.

Participants in the Solicitation

This Current Report on Form 8-K relates to the proposed Merger and other Contemplated Transactions involving Rallybio and Avenzo and may be deemed to be solicitation material in respect of the proposed Merger and other Contemplated Transactions. In connection with the proposed Merger and other Contemplated Transactions, Rallybio will file relevant materials with the SEC, including the Form S-4 that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that Rallybio may file with the SEC and or send to Rallybio’s stockholders in connection with the proposed Merger. Rallybio, Avenzo, and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from Rallybio’s stockholders with respect to the proposed Merger and other Contemplated Transactions under the rules of the SEC. Information about the directors and executive officers of Rallybio is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 16, 2026, and in subsequent documents filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described below. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF RALLYBIO ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RALLYBIO, THE PROPOSED MERGER AND OTHER CONTEMPLATED TRANSACTIONS AND RELATED MATTERS.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transactions herein or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law. BEFORE MAKING ANY VOTING DECISION, INVESTORS

AND SECURITY HOLDERS OF RALLYBIO ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RALLYBIO, THE PROPOSED MERGER AND THE CONTEMPLATED TRANSACTIONS AND OTHER RELATED MATTERS.

Additional Information and Where to Find It

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Rallybio with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Rallybio with the SEC will also be available free of charge on Rallybio’s website at investors.rallybio.com, or by contacting Rallybio’s Investor Relations at investors@rallybio.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RALLYBIO CORPORATION

Date: June 1, 2026	By:	/s/ Jonathan I. Lieber
	Name:	Jonathan I. Lieber
	Title:	Chief Financial Officer and Treasurer

Exhibit 2.1

STRICTLY CONFIDENTIAL

Execution Version

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

RALLYBIO CORPORATION,

a Delaware corporation;

FARMINGTON MERGER SUB, INC.,

a Delaware corporation; and

AVENZO THERAPEUTICS, INC.,

a Delaware corporation

Dated as of May 31, 2026

i

SECTION 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		31
3.1	Organization, Standing and Power	31
3.2	Capital Stock	32
3.3	Subsidiaries	33
3.4	Authority	34
3.5	No Conflict; Consents and Approvals	34
3.6	SEC Reports; Financial Statements	35
3.7	No Undisclosed Liabilities	38
3.8	Absence of Certain Changes or Events	38
3.9	Litigation	40
3.10	Compliance with Laws	40
3.11	Health Care Regulatory Matters	40
3.12	Benefit Plans	42
3.13	Labor and Employment Matters	44
3.14	Environmental Matters	45
3.15	Taxes	46
3.16	Contracts	48
3.17	Insurance	50
3.18	Properties	50
3.19	Intellectual Property	51
3.20	Related Party Transactions	53
3.21	Certain Payments	53
3.22	Brokers	53
3.23	Opinion of Financial Advisor	53
3.24	Merger Sub	53
3.25	State Takeover Statutes	53
3.26	No Other Representations or Warranties	54

SECTION 4. CERTAIN COVENANTS OF THE PARTIES		54
4.1	Operation of Parent’s Business	54
4.2	Operation of the Company’s Business	57
4.3	Access and Investigation	59
4.4	Parent Non-Solicitation	60
4.5	Company Non-Solicitation	61
4.6	Notification of Certain Matters	63
4.7	Potentially Transferable Assets	63
4.8	Parent Distributions	64

SECTION 5. ADDITIONAL AGREEMENTS OF THE PARTIES		65
5.1	Registration Statement; Proxy Statement	65
5.2	Company Information Statement; Stockholder Written Consent	66
5.3	Parent Stockholders’ Meeting	69
5.4	Regulatory Approvals	72
5.5	Company Options	73
5.6	Indemnification of Officers and Directors	74
5.7	Additional Agreements	76

5.8	Public Announcement	77
5.9	Listing	77
5.10	Tax Matters	78
5.11	Directors and Officers	79
5.12	Termination of Certain Agreements and Rights	79
5.13	Section 16 Matters	80
5.14	Cooperation	80
5.15	Allocation Certificate; Parent Outstanding Shares Certificate	80
5.16	Company Financial Statements	81
5.17	Takeover Statutes	81
5.18	Stockholder Litigation	81
5.19	Equity Plans	81
5.20	Parent SEC Documents	82
5.21	Parent Options and RSUs	82
5.22	Parent Operations Wind-Down	82
5.23	Concurrent Financing	82

SECTION 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY		83
6.1	No Restraints	83
6.2	Stockholder Approval	83
6.3	Parent Charter Amendment	83
6.4	Listing	83
6.5	Subscription Agreement	84
6.6	Effectiveness of Registration Statement	84
6.7	Parent Net Cash Determination	84

SECTION 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB		84
7.1	Accuracy of Representations	84
7.2	Performance of Covenants	85
7.3	Documents	85
7.4	FIRPTA Certificate	85
7.5	No Company Material Adverse Effect	85
7.6	Termination of Investor Agreements	85
7.7	Company Lock-Up Agreements	85

SECTION 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY		85
8.1	Accuracy of Representations	86
8.2	Performance of Covenants	86
8.3	Documents	86
8.4	No Parent Material Adverse Effect	87
8.5	Parent Net Cash.	87
8.6	Parent Distributions	87

SECTION 9. TERMINATION		87
9.1	Termination	87
9.2	Effect of Termination	89
9.3	Expenses; Termination Fees	89

SECTION 10. MISCELLANEOUS PROVISIONS		92
10.1	Non-Survival of Representations and Warranties	92
10.2	Amendment	93
10.3	Waiver	93
10.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	93
10.5	Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL	93
10.6	Attorneys’ Fees	94
10.7	Assignability	94
10.8	Notices	94
10.9	Cooperation	95
10.10	Severability	95
10.11	Other Remedies; Specific Performance	95
10.12	No Third Party Beneficiaries	96
10.13	Construction	96
10.14	Defined Terms Defined Elsewhere	97

Exhibits:

Exhibit A	Certain Definitions

Exhibit B-1	Form of Company Stockholder Support Agreement

Exhibit B-2	Form of Parent Stockholder Support Agreement

Exhibit C	Form of Company Lock-Up Agreement

Exhibit D	Form of CVR Agreement

Schedules:

Schedule A	Company Signatories

Schedule I	Exchange Ratio

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of May 31, 2026, by and among RALLYBIO CORPORATION, a Delaware corporation (“Parent”), FARMINGTON MERGER SUB, INC., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and AVENZO THERAPEUTICS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of Parent.

B. The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and by executing this Agreement, the Parties hereby adopt a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

C. The Parent Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the change of control of Parent and other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters.

D. The Merger Sub Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that Parent, as the sole stockholder of Merger Sub, votes to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, (a) the Company Signatories (solely in their capacity as stockholders of the Company), which represent the Required Company Stockholder Vote, are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit B-1 (the “Company Stockholder Support Agreement”), and (b) the officers, directors and stockholders of the Company listed in Section A-1 of the Company Disclosure Schedule (the “Company Lock-Up Signatories”) (solely in their capacity as stockholders of the Company) are executing lock-up agreements in substantially the form attached hereto as Exhibit C (the “Company Lock-Up Agreement”).

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and certain stockholders of Parent listed in Section A-1 of the Parent Disclosure Schedule (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B-2 (the “Parent Stockholder Support Agreement”).

H. It is expected that, subject to Section 4.5, within three (3) Business Days after the Registration Statement is declared effective by the SEC, stockholders of the Company holding no less than the Required Company Stockholder Vote will execute and deliver an action by written consent in a form to be mutually agreed by Parent and the Company (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).

I. Concurrently with the execution and delivery of this Agreement, certain investors have executed a Subscription Agreement by and among the Company and the Persons named therein (representing an aggregate commitment no less than the Concurrent Investment Amount), pursuant to which such Persons have agreed to purchase the number of shares of Company Class A Common Stock set forth therein immediately prior to the Effective Time in connection with the Concurrent Financing (the “Subscription Agreement”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent.

1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, the consummation of the Merger (the “Closing”) shall take place remotely on the second (2nd) Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8 (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at or immediately prior to the Effective Time, the Surviving Corporation shall file an amendment to its certificate of incorporation to change the name of the Surviving Corporation to “Avenzo Operating Company, Inc.”, or such other name as shall be mutually agreed upon by Parent and the Company prior to filing such amendment;

(b) the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at or immediately prior to the Effective Time, Parent shall file an amendment to its certificate of incorporation (the “Parent Charter Amendment”) to (i) change the name of Parent to “Avenzo Therapeutics, Inc.”; (ii) effect the Nasdaq Reverse Split (the “Reverse Stock Split Proposal”); (iii) subject to the approval of the Authorized Share Increase Proposal, effect the Authorized Share Increase; and (iv) make such other changes as shall be mutually agreed upon by Parent and the Company prior to filing such amendment;

(c) the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation in such bylaws shall reflect the name identified in Section 1.4(a)), until thereafter amended as provided by the DGCL and such bylaws;

(d) the Parties shall act in compliance with Section 5.11 (including, to the extent necessary, procuring the resignation or removal of any directors or officers of Parent immediately prior to the Effective Time) so that, as of the Effective Time, the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall consist of the Persons set forth in Section 5.11 after giving effect to the provisions of Section 5.11, or such other Persons as shall be designated by the Company in its sole discretion; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Merger Sub.

1.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:

(i) any shares of Company Capital Stock held as treasury stock by the Company or held or owned by Parent, Merger Sub or any Subsidiary of Parent or the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) subject to Section 1.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares of Company Capital Stock to be canceled pursuant to Section 1.5(a)(i), shares of Company Class A Common Stock issued in the Concurrent Financing to be converted pursuant to Section 1.5(a)(iii) and Dissenting Shares), shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio; and

(iii) subject to Section 1.5(c), the Company Class A Common Stock issued in the Concurrent Financing shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the amount of Concurrent Financing Merger Shares multiplied by the percentage of the Concurrent Financing Proceeds represented by the applicable stockholder’s investment in the Concurrent Financing, as set forth on the Allocation Certificate.

(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock at the Effective Time will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms.

(c) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall receive from Parent, in lieu of such fractional share: (i) one share of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such holder of Company Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such holder of Company Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

(d) All Company Options outstanding immediately prior to the Effective Time under the Company Benefit Plan shall be treated in accordance with Section 5.5(a).

(e) Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly-issued, fully-paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate or book-entry share of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f) If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not been previously taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Parent Common Stock and Company Options with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split), combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

1.6 Calculation of Parent Net Cash.

(a) For the purposes of this Agreement, the “Anticipated Closing Date” shall be the date, as agreed upon by Parent and the Company at least fifteen (15) calendar days prior to the Parent Stockholders’ Meeting, to be the anticipated date for Closing. At least five (5) Business Days prior to the Parent Stockholders’ Meeting, Parent shall deliver to the Company a schedule (the “Net Cash Schedule”) setting forth Parent’s estimated calculation of Parent Net Cash, including each component thereof (the “Net Cash Calculation”) as of the Anticipated Closing Date prepared and certified by Parent’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer of Parent). Parent shall make available to the Company the work papers and back-up materials used or useful in preparing the Net Cash Schedule (including, with respect to Transaction Expenses, estimated final invoices and current accounts receivable from each advisor to Parent) and, as reasonably requested by the Company, Parent’s accountants and counsel at reasonable times and upon reasonable notice.

(b) Within three (3) Business Days after delivery of the Net Cash Schedule (the “Response Date”), the Company will have the right to dispute any part of the Net Cash Schedule by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.

(c) If on or prior to the Response Date, the Company (i) notifies Parent in writing that it has no objections to the Net Cash Calculation or (ii) fails to deliver a Dispute Notice as provided in Section 1.6(b) then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash as of the Anticipated Closing Date for purposes of this Agreement.

(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of both Parties shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash as of the Anticipated Closing Date for purposes of this Agreement.

(e) If Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash as of the Anticipated Closing Date pursuant to Section 1.6(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then Parent and the Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash made by the Accounting Firm shall be final and binding upon the Parties and shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash as of the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of Parent Net Cash. If this Section 1.6(e) applies as to the determination of Parent Net Cash as of the Anticipated Closing Date described in Section 1.6(a), upon resolution of the matter in accordance with this Section 1.6(e), the Parties shall not be required to determine Parent Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a re-determination of Parent Net Cash (i) if the Closing Date is more than five (5) Business Days after the Anticipated Closing Date or (ii) prior to the date that the Parent Board authorizes or approves each Parent Distribution Record Date or the payment of the Parent Distributions in accordance with Section 4.8.

1.7 Contingent Value Right. Prior to the Effective Time, Parent shall declare a distribution (the “Pre-Closing Distribution”) to holders of (a) Parent Common Stock, (b) Pre-Funded Warrants (c) Parent restricted stock units and (d) In the Money Parent Options of one contingent value right (each, a “CVR”) for each outstanding (i) share of Parent Common Stock, (ii) Pre-Funded Warrant, (iii) Parent restricted stock unit and (iv) In the Money Parent Option held by such holder as of the close of business on the record date described below, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit D, to be entered into between Parent and Computershare Trust Company, N.A. (the “Rights Agent”), with such revisions thereto requested by the Rights Agent that are not, individually or in the aggregate, materially detrimental to the holders of CVRs and reasonably acceptable to the Company and Parent (the “CVR Agreement”). The record date for the Pre-Closing Distribution shall be the last Business Day prior to the day on which the Effective Time occurs; provided that the Pre-Closing Distribution may be conditioned upon the occurrence of the Effective Time. In connection with the Pre-Closing Distribution, Parent shall cause the CVR Agreement to be duly authorized, executed and delivered by Parent and the Rights Agent.

1.8 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates or book-entry shares representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.9.

1.9 Surrender of Certificates.

(a) Prior to the Closing Date, Parent and the Company shall enter into an exchange agent agreement with Computershare Trust Company, N.A. (the “Exchange Agent”), in a form reasonably acceptable to the Company. At the Effective Time, Parent shall deposit with the Exchange Agent, evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.5(a). The Parent Common Stock so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to deliver to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration instructions for effecting the surrender of any Company Stock Certificates in exchange for shares of Parent Common Stock; provided that a holder of uncertificated shares of Company Capital Stock shall not be required to deliver Company Stock Certificates and in lieu thereof, the Exchange Agent shall receive an “agent’s message” in customary form, with respect to such shares of uncertificated shares of Company Capital Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with such other documents as may be reasonably required by the Exchange Agent or Parent (including a properly completed IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable): (A) the holder of such Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) and (B) such Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.9(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Parent Common Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate as Parent may reasonably request. In the event of a transfer of ownership of a Company Stock Certificate that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name such Company Stock Certificate so surrendered is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. The Merger Consideration and any dividends or other distributions as are payable pursuant to Section 1.9(c) shall be deemed to have been in full satisfaction of all rights pertaining to Company Capital Stock formerly represented by such Company Stock Certificates.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss, theft or destruction in lieu thereof in accordance with this Section 1.9 together with such other documents as may be reasonably required by the Exchange Agent or Parent (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Capital Stock as of the date that is one (1) year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Capital Stock who have not theretofore surrendered their Company Stock Certificates or uncertificated shares of Company Capital Stock in accordance with this Section 1.9 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e) No Party to this Agreement shall be liable to any holder of any Company Capital Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

1.10 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.9.

(b) The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

1.11 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

1.12 Withholding. The Parties, the Exchange Agent, the Rights Agent, and Parent’s transfer agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, the CVR Agreement, the Parent Distributions or any other dividend or distribution, such amounts as such Person reasonably determines it is required to deduct and withhold under the Code or any other Law with respect to the making of such payment. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Body, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent (the “Company Disclosure Schedule”) (it being agreed that (i) the disclosure of any information in a particular section or subsection of the Company Disclosure Schedule shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face and (ii) where applicable, references to the Company in this Section 2 shall include the Company’s Subsidiaries), the Company represents and warrants to Parent and Merger Sub as follows:

2.1 Organization, Standing and Power.

(a) The Company (i) is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has previously made available to Parent true and complete copies of the Company’s Third Amended and Restated Certificate of Incorporation (the “Company Charter”) and Amended and Restated Bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation in any material respects of any provision of the Company Charter or Company Bylaws.

2.2 Capital Stock.

(a) The authorized capital stock of the Company as of the date of this Agreement consists of (i) 285,000,000 shares of Company Class A Common Stock, 13,277,506 of which have been issued and are outstanding as of the date hereof, and 11,749,783 shares of non-voting Common Stock, none of which have been issued and are outstanding as of the date hereof, and (ii) 214,852,680 shares of Company Preferred Stock, of which 84,796,046 shares are designated as Company Series A Preferred Stock, all of which are issued and outstanding as of the date hereof, 96,345,739 shares are designated as Company Series A-1 Preferred Stock, all of which are issued and outstanding as of the date hereof, and 33,710,895 shares are designated as Company Series B Preferred Stock, 27,093,652 shares of which are issued and outstanding as of the date hereof. As of the date hereof, no shares of Company Common Stock were held by the Company in its treasury. All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. The Company does not have outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth above in this Section 2.2(a), as of the date hereof, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company, or obligations of the Company to issue, any shares of capital stock of the Company, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or rights or interests described in the preceding clause (C), or (E) obligations of the Company to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restrict the transfer of, any capital stock or other voting securities or equity interests of the Company.

(b) Section 2.2(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all holders of rights to purchase or receive shares of Company Class A Common Stock or similar rights (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award (e.g., incentive stock option, non-statutory stock option, restricted stock unit, etc.), the number of shares of Company Class A Common Stock subject to such Company Stock Award, the name of the plan under which such Company Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof. Each Company Option was granted with a per share exercise price that was not less than the fair market value of a share of Company Class A Common Stock on the date such Company Option was granted and is exempt from the requirements of Section 409A of the Code. The Company has made available to Parent a true and complete copy of the forms of all award agreements evidencing outstanding Company Stock Awards. The Company does not sponsor, maintain or administer any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Company Benefit Plans. As of the date hereof, the Company is under no obligation to issue shares of Company Class A Common Stock pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement, other than in connection with the exercise of outstanding Company Stock Awards.

2.3 Subsidiaries. Section 2.3 of the Company Disclosure Schedule sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Each of the Company’s Subsidiaries (a) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (c) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (c), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all Encumbrances other than Permitted Encumbrances of the Company and its Subsidiaries. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in any Person. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.4 Authority.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the receipt of the Required Company Stockholder Vote and the Company Charter Amendment, to consummate the Contemplated Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other Contemplated Transactions, subject, in the case of the consummation of the Merger, to the receipt of the Required Company Stockholder Vote. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to the Enforceability Exceptions).

(b) The Company Board, by unanimous written consent duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other Contemplated Transactions are fair to and in the best interests of the Company’s stockholders, (ii) approving and declaring advisable this Agreement and the Contemplated Transactions, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption, and (iv) resolving to recommend that the Company’s stockholders vote in favor of the adoption of this Agreement and the Contemplated Transactions, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) The affirmative vote (or written consent) of (i) the holders of at least fifty-five percent (55%) of the outstanding shares of Company Preferred Stock, voting together as a single class, and on an as-converted basis, and (ii) a majority of the outstanding shares of Company Preferred Stock and Company Class A Common Stock, voting together as a single class and on an as converted to Company Class A Common Stock basis (the “Required Company Stockholder Vote”) and the Investor Agreement Termination Consent, are the only votes of the holders of any class or series of the Company Capital Stock or other Company securities required in connection with the consummation of the Merger and the other Contemplated Transactions

(except with respect to the Concurrent Financing). Other than the Required Company Stockholder Vote and the Investor Agreement Termination Consent (and except with respect to the Concurrent Financing), no vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the Contemplated Transactions to be consummated by the Company.

2.5 No Conflict; Consents and Approvals.

(a) Subject to obtaining the Required Company Stockholder Vote, the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other Contemplated Transactions and compliance by the Company with the provisions hereof will not, contravene, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, option, right of first refusal, encumbrance or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Encumbrances”) in or upon any of the properties, assets or rights of the Company under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, (ii) any Company Material Contract to which the Company is a party or by which the Company or any of its properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 2.5(b), any material Law applicable to the Company or by which the Company or any of its properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Body is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other Contemplated Transactions or compliance with the provisions hereof, except for (i) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the Contemplated Transactions, (ii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws or Nasdaq, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (iv) as may be required under applicable Antitrust Laws and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individual or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

2.6 Financial Statements.

(a) The Company has made available to Parent true and complete copies of (i) the audited financial statements of the Company as of December 31, 2024 and (ii) the unaudited financial statements of the Company as of December 31, 2025 (the “Company Financial Statements”). The Company Financial Statements (i) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Company, (ii) have been prepared in accordance with GAAP (except for, in the case of unaudited statements, the absence of related notes) and (iii) fairly present, in all material respects, the financial position, of the Company as at the dates thereof and the Company’s respective consolidated results of operations and cash flows for the periods then ended, except as otherwise noted therein and subject, in the case of any unaudited financial statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material.

(b) The books of account and financial records of the Company are true and correct and have been prepared and are maintained in accordance with sound accounting practice.

(c) The Company maintains a system of internal accounting controls consistent with the practices of similarly situated private companies designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(d) Since the Company’s inception, the Company has not identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management, other employees or advisors who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

2.7 No Undisclosed Liabilities. As of the date hereof, the Company does not have any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the balance sheet of the Company as of March 31, 2026 (the “Company Balance Sheet”), (b) for liabilities and obligations incurred by the Company in the Ordinary Course of Business since the date of the Company Balance Sheet, (c) liabilities and obligations related to the performance of obligations of the Company under Company Material Contracts, (d) liabilities and obligations incurred in connection with the Contemplated Transactions and (e) liabilities and obligations that are not material to the Company.

2.8 Absence of Certain Changes or Events. From the date of the Company Balance Sheet to the date hereof, except in connection with the execution of this Agreement and the consummation of the Contemplated Transactions, (x) the Company has conducted its business only in the Ordinary Course of Business; (y) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and (z) the Company has not:

(a) (i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, (ii) purchased, redeemed or otherwise acquired shares of capital stock or other equity interests of the Company or any options, warrants, or rights to acquire any such shares or other equity interests, or (iii) split, combined, reclassified or otherwise amended the terms of any of its capital stock or other equity interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(b) amended or otherwise changed, or authorized or proposed to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents) except as required to give effect to the Contemplated Transactions;

(c) adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization or effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(d) entered into any material transaction in connection with the Contemplated Transactions;

(e) acquired any material asset or sold, leased or otherwise irrevocably disposed of any of its material assets or properties, or granted any Encumbrance (other than Permitted Encumbrances) with respect to such assets or properties;

(f) sold, assigned, transferred, licensed, sublicensed or otherwise disposed of any material Intellectual Property owned or purported to be owned by, assigned to, or exclusively licensed by, the Company, except for the grant of non-exclusive licenses to such Intellectual Property in the Ordinary Course of Business;

(g) changed its financial or Tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalued any of its material assets; or

(h) agreed, resolved or committed to do any of the foregoing.

2.9 Litigation. As of the date hereof, there is no Legal Proceeding (or basis therefor) pending or, to the knowledge of the Company, threatened against the Company, its properties or assets, or any present or former officer, director or employee of the Company in such individual’s capacity as such, other than any Legal Proceeding that (a) does not involve an amount in controversy in excess of $500,000 and (b) does not seek material injunctive or other nonmonetary relief. Neither the Company nor any of its properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Body. There is no Legal Proceeding pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Contemplated Transactions.

2.10 Compliance with Laws. The Company is, and since January 1, 2023 has been, in compliance in all material respects with all Laws applicable to its businesses, operations, properties or assets. The Company has not received, since January 1, 2023, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to its businesses, operations, properties, assets or Company Products (as defined below). The Company has in effect all material permits, licenses, variances, exemptions, applications, approvals, clearances, authorizations, registrations, formulary listings, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Bodies necessary for it to own, lease or operate its properties and assets and to carry on its businesses and operations as now conducted, and there has occurred no material violation of, material default (with or without notice or lapse of time or both) or other event that would give others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Contemplated Transactions.

2.11 Health Care Regulatory Matters.

(a) The Company, and to the knowledge of the Company, each of its directors, officers, employees, agents (while acting in such capacity), contract manufacturers, contract research organizations and clinical investigators is, and since January 1, 2023 has been, in material compliance with all health care Laws to the extent applicable to the Company or any of its product candidates or activities, including, but not limited to the following: (i) the Federal Food, Drug & Cosmetic Act; (ii) the Public Health Service Act (42 U.S.C. § 201 et seq.); (iii) fraud and abuse Laws such as the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the civil monetary penalties law (42 U.S.C. § 1320a-7a); the civil False Claims Act (31 U.S.C. § 3729 et seq.); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the Criminal Health Care Fraud Statute (18 U.S.C. § 1347); (iv) the exclusion laws (42 U.S.C. § 1320a-7); and (v) any Laws regulating the ownership, testing, research, development, manufacture, quality, safety, accreditation, packaging, storage, use, distribution, labeling, promotion, sale, offer for sale, import, export or disposal of pharmaceutical products, including licensure required for any such activities (“Health Care Laws”). The Company has not engaged in any voluntary disclosure or self-disclosure to any Governmental Body concerning any alleged, potential or actual non-compliance with any applicable Health Care Laws, and to the Company’s knowledge no such self-disclosure to any Governmental Body is warranted. To the knowledge of the Company, there are no other facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b) The Company is not party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Body.

(c) All applications, notifications, submissions, information and reports submitted in connection with any and all requests for a Permit from the U.S. Food and Drug Administration (“FDA”) or other Governmental Body relating to products that are regulated as drugs, biologics, or other medical products under Health Care Laws, including the drug and biological candidates, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed and/or distributed by the Company (“Company Products”), including, without limitation, investigational new drug applications, when submitted to the FDA or other Governmental Body were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Body. The Company does not have knowledge of any facts or circumstances that would be reasonably likely to lead to the revocation, suspension, limitation, or cancellation of a material Permit required under Health Care Laws.

(d) All preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company have been since January 1, 2023, and if still pending are being, conducted in material compliance with research protocols and all applicable Health Care Laws. To the Company’s knowledge, no clinical trial conducted by or on behalf of the Company has been conducted using any clinical investigators who have been disqualified, debarred or excluded from healthcare programs. Since January 1, 2023, no clinical trial conducted by or on behalf of the Company has been terminated or suspended prior to completion, and no clinical investigator who has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of the Company has placed a partial or full clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Company Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws.

(e) All manufacturing operations conducted by or, to the knowledge of the Company, for the benefit of the Company have been and are being conducted in material compliance with all Permits and all applicable Health Care Laws.

(f) The Company has not received any written communication from any Governmental Body that relates to an alleged material violation of any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any similar action by a Governmental Body relating to any Health Care Laws.

(g) There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing, testing, or distribution relating to the Company Products required or requested by a Governmental Body, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products, or any adverse experiences relating to the Company Products that have been reported to FDA or another Governmental Body (“Company Safety Notices”), and, to the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to a Company Safety Notice.

(h) Neither the Company, nor, to the knowledge of the Company, any officer, employee or agent of the Company has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Body, failed to disclose a material fact required to be disclosed to a Governmental Body, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting the “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto (the “FDA Ethics Policy”). Neither the Company, nor, to the knowledge of the Company, any officer, employee or agent of the Company is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(i) All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Body by the Company have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(j) Neither the Company nor, to the knowledge of the Company, any officer, employee, or agent of the Company has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in listing on the General Services Administrative System for Award Management or other published list of parties excluded from federal procurement programs and non-procurement programs or in debarment under applicable Law or, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Company Products are sold or intended to be sold. Neither the Company nor, to the knowledge of the Company, any officer, employee or agent of the Company, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, or any similar Health Care Law or program.

(k) The Company is not, and has not been, a “business associate,” “covered entity,” or “subcontractor” under Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.) (“HIPAA”) as those terms are defined in 42 C.F.R. § 160.103 and, since January 1, 2023, has been in material compliance with any Privacy Laws applicable to health information, including HIPAA, in the Company’s possession to the extent applicable to the Company.

2.12 Benefit Plans.

(a) Section 2.12(a) of the Company Disclosure Schedule contains a true and complete list of each material Company Benefit Plan (other than (i) form equity award agreements and awards made pursuant to such form(s), (ii) offer letters, employment agreements or contracts that may be terminated by the Company without notice and do not contain any severance, change in control, retention bonus, or vesting acceleration provisions, and (iii) consultant contracts or arrangements that may be terminated by the Company with no more than 30 days’ notice without penalty). For purposes of this Agreement, “Company Benefit Plan” means each “employee benefit plan” (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA), and each stock purchase, stock option, phantom stock or other equity-based plan or award, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and each other employee benefit and compensation plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or individual consultant of the Company (or any of their dependents) has any present or future right to compensation or benefits or the Company sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound. The Company has provided or made available to Parent a current, accurate and complete copy of each material Company Benefit Plan, or if such Company Benefit Plan is not in written form, a written summary of all of the material terms of such Company Benefit Plan.

(b) Neither the Company nor any member of its Controlled Group (defined as any organization which is, or was at the applicable time, a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Section 414(b), (c), (m) or (o)) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, or (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code.

(c) With respect to the Company Benefit Plans:

(i) each Company Benefit Plan complies in all material respects with its terms and with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of the Company since the date of such letter that would reasonably be expected to result in the loss of the sponsor’s ability to rely upon such letter or of the qualified status of such Company Benefit Plan;

(iii) there is no material Legal Proceeding (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Body or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Benefit Plans (other than routine claims for benefits);

(iv) none of the Company Benefit Plans currently provides or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by Section 601 et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively, “COBRA”), and none of the Company or any members of its Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of the Company (either individually or to Company employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(v) each Company Benefit Plan is subject exclusively to United States Law; and

(vi) the execution and delivery of this Agreement and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or individual consultant of the Company to severance pay or any other termination payment or other compensation or benefits, (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due to any such employee, officer, director or consultant or (C) result in a requirement to fund or set aside assets with respect to any Company Benefit Plan.

(d) The Company is not a party to any agreement, Contract, arrangement or plan (including any Company Benefit Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the Contemplated Transactions (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which the Company is a party or by which the Company is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

2.13 Labor and Employment Matters.

(a) The Company is and, since January 1, 2023, has been, in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation, unemployment compensation, equal employment opportunity, discrimination, harassment, employee and contractor classification, and continuation coverage with respect to group health plans. Since January 1, 2023, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company by employees.

(b) No employee of the Company is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of the Company, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company. There are no (i) unfair labor practice charges or complaints against the Company pending before the National Labor Relations Board or any other labor relations tribunal or authority and, to the knowledge of the Company, no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company that arose out of or under any collective bargaining agreement.

(c) To the knowledge of the Company, as of the date hereof, no current officer of the Company intends to, terminate his or her employment relationship with the Company in connection with or as a result of the Merger.

(d) Since the Company’s inception, (i) the Company has not effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988 (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) the Company has not engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. The Company currently properly classifies and since its inception has classified its employees as exempt or nonexempt in accordance with applicable overtime laws, and no person treated as an independent contractor or consultant by the Company since its inception should have been classified as an employee under applicable Law, except where such action would not, individually or in the aggregate, result in the Company incurring a material liability.

(e) With respect to any current or former employee, officer, consultant or other service provider of the Company, there are no Legal Proceedings against the Company pending, or to the Company’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of the Company, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment-related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in the Company incurring a material liability.

(f) Except with respect to any Company Benefit Plan (which subject is addressed in Section 2.12 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which the Company is a party.

(g) Since January 1, 2023, (i) no allegations of workplace sexual harassment, discrimination or other material misconduct have been made, initiated, filed or, to the knowledge of the Company, threatened against the Company or any of its respective current or former directors, officers or senior-level management employees, (ii) to the knowledge of the Company, no incidents of any such workplace sexual harassment, discrimination or other material misconduct have occurred, and (iii) the Company has not entered into any settlement agreement related to allegations of sexual harassment, discrimination or other material misconduct by any of its directors, officers or employees described in clause (i).

2.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company has conducted its businesses in compliance with all, and has not violated any, applicable Environmental Laws; (ii) the Company has obtained all Permits of all Governmental Bodies and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by the Company or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of the Company under applicable Environmental Laws; (iv) the Company has not received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Body or any other Person asserting that the Company is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by the Company or as a result of any operations or activities of the Company at any location and, to the knowledge of the Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Company under any Environmental Law; and (vi) neither the Company nor any of its respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(c) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including but not limited to petroleum.

2.15 Taxes.

(a) The Company and each of its Subsidiaries has (i) timely filed all income and other material Tax Returns required to be filed by or on behalf of it (taking into account any applicable extensions thereof) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) timely paid in full (or caused to be timely paid in full) all material Taxes that are due and payable, whether or not such Taxes were shown as due on such Tax Returns.

(b) All material Taxes not yet due and payable by the Company or any of its Subsidiaries as of the date of the Company Balance Sheet have been, in all material respects, properly accrued in accordance with GAAP on the Company Balance Sheet, and such Company Balance Sheet reflects an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by the Company and each of its Subsidiaries through the date of the Company Balance Sheet. Since the date of the Company Balance Sheet, neither the Company nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the Ordinary Course of Business.

(c) Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any material amount of Tax, in each case that has not since expired.

(d) No material audits or other investigations, proceedings, claims, assessments or examinations by any Governmental Body (each, a “Tax Action”) with respect to Taxes or any Tax Return of the Company or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing, other than any such assertion, threat or proposal that has been settled or withdrawn. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against the Company or any of its Subsidiaries by a Governmental Body, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e) The Company and each of its Subsidiaries have timely withheld or deducted all material Taxes required to have been withheld or deducted from payments made (or deemed made) to their employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such material Taxes have been timely paid to the relevant Governmental Body.

(f) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulations §1.6011-4(b).

(g) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, nor has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation, other than any such agreement or obligation which is a customary commercial agreement or obligation entered into in the Ordinary Course of Business with vendors, lessors, lenders or the like the primary purpose of which is not Taxes (each, an “Ordinary Course Agreement”); (ii) is or has ever been a member of a group (other than a group the common parent of which is the Company) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, by Contract (other than Ordinary Course Agreements) or otherwise by operation of Law; and (iv) is or has ever been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h) No private-letter rulings, technical advice memoranda, or similar material agreements or rulings related to Taxes have been requested in writing, entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries which rulings remain in effect.

(i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in method of accounting requested or initiated, or use of improper method of accounting, on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iii) an installment sale or open-transaction disposition made on or prior to the Closing Date, (iv) any deferred intercompany gain or excess-loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (v) an election under Section 965 of the Code, or (vi) the application of Section 951 or 951A of the Code with respect to income earned or recognized or payments received prior to the Closing.

(j) There are no Encumbrances for Taxes upon any of the assets of the Company or any of its Subsidiaries other than Encumbrances described in clause (i) of the definition of Permitted Encumbrances.

(k) Neither the Company nor any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(l) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) No material claim has been made in writing by any Governmental Body in a jurisdiction where the Company or any of its Subsidiaries has not paid a specific Tax or filed a specific Tax Return that the Company or any of its Subsidiaries is or may be required to pay such Tax or file such Tax Return by such jurisdiction.

(n) Section 2.15(n) of the Company Disclosure Schedule sets forth the entity classification of the Company and each of its Subsidiaries for U.S. federal income tax purposes. Neither the Company nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.

(o) To the Company’s knowledge, the Company has not been, is not, and immediately prior to the Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(p) Neither the Company nor any of its Subsidiaries has taken any action (or agreed to take any action) nor does it know of any fact or circumstance that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

2.16 Contracts.

(a) Section 2.16(a) of the Company Disclosure Schedule lists the following Contracts (other than Company Benefit Plans and Excepted Contracts): (a) to which the Company is a party; (b) by which the Company or any Intellectual Property owned or purported to be owned by, assigned to, or exclusively licensed by, the Company or any other asset of the Company is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest, in effect as of the date of this Agreement (all such Contracts, “Company Material Contracts”):

(i) each Contract relating to the disposition or acquisition of material assets or any ownership interest in any entity, except as contemplated hereby, in each case, involving payments in excess of $500,000 after the date of this Agreement;

(ii) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000 or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(iii) each Contract requiring payment by or to the Company after the date of this Agreement in excess of $500,000 in the aggregate in the current calendar year or any future calendar year pursuant to its express terms relating to: (A) any agreement under which a third party is granted rights related to the sale or distribution of any Company Product (identifying any that contain exclusivity provisions); (B) any agreement (other than a Company Benefit Plan) involving provision of services with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract under which any third party provides any services relating to the manufacture (in whole or in part) of any Company Product, in each case, except for Contracts entered into in the Ordinary Course of Business;

(iv) each Company In-bound License;

(v) each Company Out-bound License;

(vi) each Contract requiring the payment of any royalty, dividend or similar arrangement based on the revenues or profits of the Company;

(vii) any other Contract that is not terminable at will (with no explicit termination penalty) by the Company and which involves payment or receipt by the Company after the date of this Agreement under any such Contract of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate; and

(viii) other than any Contract identified in Section 2.16(a)(i)-(vii), each Contract that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act), with respect to the Company (assuming the Company was subject to the requirements of the Exchange Act).

(b) (i) Each Company Material Contract is valid and binding on the Company and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) the Company, and, to the knowledge of the Company, each other party thereto, has performed all material obligations required to be performed by it under each Company Material Contract; and (iii) there is no material default under any Company Material Contract by the Company or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or, to the knowledge of the Company, any other party thereto under any such Company Material Contract, nor has the Company received written notice of any such material default, event or condition. The Company has made available to Parent true and complete copies of all Company Material Contracts, including all amendments thereto.

2.17 Insurance. The Company is covered by valid and currently effective insurance policies issued in favor of the Company that are customary and adequate for companies of similar size in the industries and locations in which the Company operates. Section 2.17 of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company, or pursuant to which the Company is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) the Company is not in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor, to the knowledge of the Company, will any such cancellation or termination result from the consummation of the Contemplated Transactions.

2.18 Properties.

(a) The Company has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for the Company to conduct its business as currently conducted, free and clear of all Encumbrances other than: (i) Encumbrances for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company; (iii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iv) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (v) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Encumbrances arising in the Ordinary Course of Business; (vi) non-exclusive licenses of rights to Intellectual Property granted in the Ordinary Course of Business, which do not (in any case or in the aggregate) materially detract from the value of the rights to Intellectual Property subject thereto; and (vii) any such matters of record, Encumbrances and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company as currently conducted (“Permitted Encumbrances”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect on the Company, the tangible personal property currently used in the operation of the business of the Company is in good working order (reasonable wear and tear excepted).

(b) The Company has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Section 2.18(c) of the Company Disclosure Schedule sets forth a true and complete list of (i) all real property owned by the Company and (ii) all real property leased for the benefit of the Company.

(d) This Section 2.18 does not relate to intellectual property, which is the subject of Section 2.19.

2.19 Intellectual Property.

(a) Section 2.19(a) of the Company Disclosure Schedule sets forth a true and complete list of all (i) material patents and patent applications; (ii) material trademark registrations and applications; and (iii) material copyright registrations and applications, in each case owned by the Company (collectively, “Company Registered IP”), and a true and complete list of all domain names owned or exclusively licensed by the Company. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (A) all of the Company Registered IP is subsisting and, in the case of any Company Registered IP that is registered or issued and to the knowledge of the Company, valid and enforceable, (B) no Company Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is threatened with respect to any of the Company Registered IP and (C) the Company owns exclusively, free and clear of any and all Encumbrances (other than Permitted Encumbrances), all Company Owned IP, including all Intellectual Property created on behalf of the Company by its employees or independent contractors.

(b) Section 2.19(b) of the Company Disclosure Schedule accurately identifies all Contracts pursuant to which any material Intellectual Property is licensed to the Company by any third party or any third party has granted to the Company a covenant not to sue with respect to any material Intellectual Property (other than (i) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal-use software license and other Intellectual Property associated with such software and (B) is not incorporated into any of the Company’s products, (ii) any Intellectual Property licensed on a nonexclusive basis where the license is incidental to the primary purpose of the relevant Contract or the provision of services to the Company, (iii) any material transfer agreements, research agreements, clinical trial agreements, services agreements, non-disclosure agreements or confidentiality agreements, or off the-shelf software licenses or generally-available patent license agreements and (iv) agreements between Company and its employees in Company’s standard form thereof) (each a “Company In-bound License,” and the underlying Intellectual Property, the “Company Licensed IP”).

(c) Section 2.19(c) of the Company Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license or covenant not to sue under, any Company Owned IP or Company Licensed IP (other than (i) any material transfer agreements, research agreements, clinical trial agreements, services agreements, non-disclosure agreements or confidentiality agreements and (ii) any Company Owned IP or Company Licensed IP nonexclusively licensed in the Ordinary Course of Business and that does not grant any commercial rights to any Company Product) (each a “Company Out-bound License”).

(d) To the knowledge of the Company, the Company Owned IP and the Company Licensed IP constitutes all Intellectual Property necessary for Company to conduct its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(e) The Company has taken commercially reasonable measures to maintain the confidentiality of all information that constitutes or constitute a material trade secret of the Company, including requiring all Persons having access thereto to execute written non-disclosure agreements or assume other binding obligations to maintain confidentiality of such information.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) to the knowledge of the Company, the conduct of the businesses of the Company, including the manufacture, marketing, offering for sale, sale, importation, use or intended use (as currently contemplated) or other disposal of any product as currently sold or under development by the Company, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, (ii) the Company has not received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred and (iii) to the knowledge of the Company, no Person is infringing, misappropriating, or diluting in any material respect any Company Registered IP or Company Licensed IP.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company has taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems owned, licensed and used by the Company (the “IT Systems”) and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of the Company, since January 1, 2023, there has been no unauthorized use, loss, access, transmittal, modification or corruption of any such IT Systems and (iii) since January 1, 2023, there have been no material failures, crashes, viruses, or security breaches (including any unauthorized access to any personally identifiable information) affecting the IT Systems.

(h) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) to the knowledge of the Company, the Company has at all times since January 1, 2023, complied in all material respects with all applicable Laws governing privacy, data protection, and the collection, retention, protection, and use of Personal Information (collectively, “Privacy Laws”) collected, used, or held for use by the Company, (ii) since January 1, 2023, no claims have been received by the Company or, to the knowledge of the Company, threatened in writing against the Company alleging the Company violated any applicable Privacy Laws, (iii) neither the Company’s performance of this Agreement nor the Company’s consummation of the Contemplated Transactions will breach or otherwise violate any applicable Privacy Laws and (iv) the Company has taken commercially reasonable steps to protect the Personal Information collected, used or held for use by the Company against unauthorized loss, access, use, modification, disclosure or other misuse.

(i) To the knowledge of the Company, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company Owned IP or, to the knowledge of the Company, Company Licensed IP exclusively licensed to the Company, and no Governmental Body, university, college, other educational institution or research center has, to the knowledge of the Company, any claim or right in or to such Intellectual Property.

(j) The execution, delivery and performance by the Company of this Agreement, and the consummation of the Contemplated Transactions, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of the Company’s rights or obligations under any Company In-bound License or Company Out-bound License.

2.20 State Takeover Statutes. As of the date hereof and at all times on or prior to the Effective Time, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Merger and the other Contemplated Transactions and will not restrict, impair or delay the ability of Parent or Merger Sub, after the Effective Time, to vote or otherwise exercise all rights as a stockholder of the Company. No other Takeover Statute or any similar anti-takeover provision in the Company Charter or Company Bylaws is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other Contemplated Transactions.

2.21 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

2.22 Related Party Transactions. Since January 1, 2023 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Company, on the one hand, and the affiliates of the Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (assuming the Company was subject to the requirements of the Exchange Act).

2.23 Certain Payments. Neither the Company nor any of its respective directors, officers, employees or, to the Company’s knowledge, agents or any other Person acting on its behalf has, directly or indirectly, made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). The Company is not, nor has it been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.24 Brokers. No broker, investment banker, financial advisor or other Person, other than as set forth on Section 2.24 of the Company Disclosure Schedule, the fees and expenses of which will be paid by the Company or, following the Effective Time, Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates.

2.25 Concurrent Financing Compliance.

(a) The Company has delivered to Parent true, correct and complete copies of all definitive agreements related to the Concurrent Financing, including the Subscription Agreement, pursuant to which the Purchasers (as defined in the Subscription Agreement) party thereto (collectively, the “Purchasers”) have agreed, subject to the terms and conditions set forth therein, to purchase the number of shares of Company Class A Common Stock set forth therein in connection with the Contemplated Transactions. The Subscription Agreement has not been amended or modified prior to the date of this Agreement and as of the date hereof, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 5.23), and as of the date hereof, the respective obligations and commitments contained in the Subscription Agreement have not been withdrawn or rescinded in any respect.

(b) As of the date hereof, the Subscription Agreement is in full force and effect and is the legal, valid, binding and enforceable obligation of the Company, and, to the knowledge of the Company, each of the Purchasers. There are no conditions precedent or other contingencies related to the funding of the full amount of the Concurrent Financing, other than as expressly set forth in the Subscription Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of the Company or, to the knowledge of the Company, any Purchaser under the Subscription Agreement. As of the date hereof, the Company has no reason to believe that any of the conditions to the Concurrent Financing as contemplated by the Subscription Agreement will not be satisfied.

2.26 No Other Representations or Warranties. Except for the representations and warranties contained in Section 3, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, its Subsidiaries or any other Person on behalf of Parent or Merger Sub makes any representation or warranty with respect to any projections or forecasts delivered or made available to the Company or any of its Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent (including any such projections or forecasts made available to the Company and Representatives in certain “data rooms” or management presentations in expectation of the Contemplated Transactions), and the Company has not relied on any such information or any representation or warranty not set forth in Section 3.

Section 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the Parent SEC Documents at least three Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the corresponding section or subsection of the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that (i) the disclosure of any information in a particular section or subsection of the Parent Disclosure Schedule shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face and (ii) where applicable, references to Parent in this Section 3 shall include Parent’s Subsidiaries), each of Parent and the Merger Sub represents and warrants to the Company as follows:

3.1 Organization, Standing and Power.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Each of Parent and Merger Sub (i) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (ii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (ii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.

(b) Parent has previously made available to the Company true and complete copies of the Certificate of Incorporation and Bylaws (or comparable organizational documents) of each of Parent and Merger Sub, and the Certificate of Incorporation and Bylaws (or comparable organizational documents) of each other Subsidiary of Parent, in each case, as amended to the date of this Agreement, and each as so delivered is in full force and effect. None of Parent or Merger Sub is in violation in any material respects of any provision of its respective Certificate of Incorporation or Bylaws (or comparable organizational documents).

3.2 Capital Stock.

(a) The authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock and (ii) 50,000,000 shares of Parent Preferred Stock. As of the close of business on the Reference Date, (i) 5,300,039 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding, (iv) 1,505,021 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s 2021 Equity Incentive Plan (of which (x) 637,921 shares were subject to outstanding options to purchase shares of Parent Common Stock, (y) no shares were subject to outstanding restricted stock awards of Parent and (z) 32,769 shares were subject to outstanding restricted stock units of Parent), (v) 94,281 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s 2021 Employee Stock Purchase Plan and (vi) 416,673 shares of Parent Common Stock were reserved for issuance upon the exercise of the Pre-Funded Warrants. Except as set forth above in this Section 3.2(a), neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent or such Subsidiary on any matter. Except as set forth above in this Section 3.2(a) and except for changes since the close of business on the Reference Date resulting from the exercise of any options as described above, as of the Reference Date, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent or its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or its Subsidiaries or other equity-equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or its Subsidiaries or rights or interests described in the preceding clause (C), or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(b) Section 3.2(b) of the Parent Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all holders of rights to purchase or receive shares of Parent Common Stock or similar rights (collectively, “Parent Stock Awards”), indicating as applicable, with respect to each Parent Stock Award then outstanding, the type of award (e.g., incentive stock option, non-statutory stock option, restricted stock unit, etc.), the number of shares of Parent Common Stock subject to such Parent Stock Award, the name of the plan under which such Parent Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof. Parent has made available to the Company a true and complete copy of the forms of all award agreements evidencing outstanding Parent Stock Awards. Parent does not sponsor, maintain or administer any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Parent Benefit Plans. Parent is under no obligation to issue shares of Parent Common Stock pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement.

(c) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 100 shares are issued and outstanding, all of which shares are beneficially owned by Parent.

(d) The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(e) To the knowledge of Parent as of the date of this Agreement and as of the Closing, no “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualifying Event”) is applicable to Parent or, to Parent’s knowledge, any Covered Person, except for a Disqualifying Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable. “Covered Person” means, with respect to Parent as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1).

3.3 Subsidiaries. Section 3.3 of the Parent Disclosure Schedule sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation. Each of Parent’s Subsidiaries (a) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (c) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (c), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Parent, free and clear of all Encumbrances other than Permitted Encumbrances of Parent and its Subsidiaries. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person. Neither Parent nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.4 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the receipt of the Required Parent Stockholder Vote, to consummate the Merger and the other Contemplated Transactions. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger and the other Contemplated Transactions subject to (i) with respect to Parent, receipt of the Required Parent Stockholder Vote and (ii) with respect to Merger Sub, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (subject to the Enforceability Exceptions).

(b) The Parent Board, at a meeting duly called and held at which all directors of Parent were present, duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other Contemplated Transactions and thereby are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approving and declaring advisable this Agreement and the Contemplated Transactions, including the Merger and the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (iii) determining to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters, which resolutions have not been subsequently rescinded, modified or withdrawn in any way. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.

(c) The affirmative vote of a majority of the votes cast is the only vote of the holders of any class or series of Parent Capital Stock necessary to approve the Parent Stockholder Matters (the “Required Parent Stockholder Vote”).

3.5 No Conflict; Consents and Approvals.

(a) Subject to obtaining the Required Parent Stockholder Vote, the execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other Contemplated Transactions and compliance by each of Parent and Merger Sub with the provisions hereof will not, contravene, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any

Encumbrance in or upon any of the properties, assets or rights of Parent or Merger Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Certificate of Incorporation or Bylaws of Parent or Merger Sub and (ii) any Parent Material Contract to which Parent or Merger Sub is a party by which Parent, Merger Sub or any of their respective properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any material Law or any rule or regulation of Nasdaq applicable to Parent or Merger Sub or by which Parent, Merger Sub or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Body is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger and the other Contemplated Transactions or compliance with the provisions hereof, except for (i) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the Contemplated Transactions, (ii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws or Nasdaq, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (iv) as may be required under applicable Antitrust Laws and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices, the failure of which to be obtained or made, individual or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) The Parent Board and the Merger Sub board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.6 SEC Reports; Financial Statements.

(a) Parent has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2023 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.6, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) were prepared in a manner consistent with the books and records of Parent and its Subsidiary, (ii) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2023, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is made known to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to Parent’s auditors and audit committee is set forth as Section 3.6(d) of Parent Disclosure Schedule. Parent’s internal control over financial reporting is effective at the reasonable assurance level and Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(e) Since January 1, 2023 through the date of this Agreement, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of the Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, as of the date of this Agreement, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. As of the date of this Agreement, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq that has not previously been disclosed in the Parent SEC Documents.

(g) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special-purpose or limited-purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Documents.

(h) Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to Parent.

(i) No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.

(j) Parent has not been and is not currently a “shell company” as defined under Section 12b-2 of the Exchange Act.

(k) Parent is, and since its first date of listing on Nasdaq has been, in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq.

(l) Parent’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act and (iii) to the knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

3.7 No Undisclosed Liabilities. As of the date hereof, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as at December 31, 2025 included in the Annual Report on Form 10-K filed by Parent with the SEC on March 16, 2026 (without giving effect to any amendment thereto filed on or after the date hereof), (b) for liabilities and obligations incurred by Parent or its Subsidiaries in the Ordinary Course of Business since the date of the Parent Balance Sheet, (c) liabilities and obligations related to the performance of obligations of Parent under Parent Material Contracts, (d) liabilities and obligations incurred in connection with the Contemplated Transactions and (e) liabilities and obligations that are not material to Parent and its Subsidiaries, taken as a whole. Parent has no outstanding or accrued financial liability of any kind arising from or in connection with the Contracts set forth on Section 5.12(b) of the Parent Disclosure Schedule.

3.8 Absence of Certain Changes or Events. From January 1, 2026 to the date hereof, except in connection with the execution of this Agreement and the consummation of the Contemplated Transactions, (x) Parent and its Subsidiaries have conducted their business only in the Ordinary Course of Business; (y) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; and (z) neither Parent nor any of its Subsidiaries have:

(a) (i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly-owned Subsidiary of Parent to its parent, (ii) purchased, redeemed or otherwise acquired shares of capital stock or other equity interests of Parent or its Subsidiary or any options, warrants, or rights to acquire any such shares or other equity interests, or (iii) split, combined, reclassified or otherwise amended the terms of any of its capital stock or other equity interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(b) amended or otherwise changed, or authorized or proposed to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents) except as required to give effect to Contemplated Transactions;

(c) adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization or effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(d) formed any Subsidiary or acquired any equity interest or other interest in any other entity or entered into a joint venture with any other entity;

(e) (i) lent money to any Person (other than advances of reasonable business expenses to cover employees and service providers in the Ordinary Course of Business), (ii) incurred or guaranteed any indebtedness for borrowed money, or (iii) guaranteed any debt securities of others;

(f) Other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement: (A) adopted, terminated, established or entered into any Parent Benefit Plan; (B) caused or permitted any Parent Benefit Plan to be amended in any material respect; (C) paid any material bonus or distributed any profit-sharing account balances or similar payment to, or increased the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers, employees, consultants or independent contractors; (D) awarded any new or increased or amended any existing severance, retention or change-of-control benefits offered to any current, former or new employees, directors, consultants or other Persons; or (E) hired, terminated or gave notice of termination (other than for cause) to, any officer, employee, consultant or independent contractor;

(g) entered into any material transaction in connection with the Contemplated Transactions;

(h) acquired any material asset or sold, leased or otherwise irrevocably disposed of any of its material assets or properties, or granted any Encumbrance (other than Permitted Encumbrances) with respect to such assets or properties;

(i) engaged in, or taken active steps to prepare for, manufacturing or commercial operations with respect to any product or product candidate;

(j) sold, assigned, transferred, licensed, sublicensed or otherwise disposed of any material Intellectual Property owned or purported to be owned by, assigned to, or exclusively licensed by, Parent or its Subsidiaries, except for the grant of non-exclusive licenses to such Intellectual Property in the Ordinary Course of Business;

(k) other than as required by Law or GAAP, taken any action to change accounting policies or procedures;

(l) changed its financial or Tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalued any of its material assets; or

(m) agreed, resolved or committed to do any of the foregoing.

3.9 Litigation. As of the date hereof, there is no Legal Proceeding (or basis therefor) pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Body. There is no Legal Proceeding pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Contemplated Transactions.

3.10 Compliance with Laws. Parent and each of its Subsidiaries are, and since January 1, 2023 have been, in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets. None of Parent or any of its Subsidiaries has received, since January 1, 2023, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties, assets or Parent Products (as defined below). Parent and each of its Subsidiaries have in effect all material Permits of all Governmental Bodies necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and there has occurred no material violation of, material default (with or without notice or lapse of time or both) or other event that would give others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Contemplated Transactions.

3.11 Health Care Regulatory Matters.

(a) Parent and, to the knowledge of Parent, each of its directors, officers, employees, agents (while acting in such capacity), contract manufacturers, contract research organizations and clinical investigators is and, since January 1, 2023 has been, in material compliance with all Health Care Laws to the extent applicable to Parent or any of its products or activities. Parent has not engaged in any voluntary disclosure or self-disclosure to any Governmental Body concerning any alleged, potential or actual non-compliance with any applicable Health Care Laws, and to the Parent’s knowledge no such self-disclosure to any Governmental Body is warranted. To the knowledge of Parent, there are no other facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b) Parent is not party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Body.

(c) All applications, notifications, submissions, information, claims and reports submitted in connection with any and all requests for a Permit from the FDA or other Governmental Body relating to products that are regulated as drugs, biologics, or other medical products under Health Care Laws, including the drug and biological candidates, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed and/or distributed by Parent or any of its Subsidiaries (“Parent Products”), including, without limitation, investigational new drug applications, when submitted to the FDA or other Governmental Body were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Body. Parent does not have knowledge of any facts or circumstances that would be reasonably likely to lead to the revocation, suspension, limitation, or cancellation of a material Permit required under Health Care Laws.

(d) All preclinical studies and clinical trials conducted by or, to the knowledge of Parent, on behalf of Parent have been since January 1, 2023, and if still pending are being, conducted in material compliance with research protocols and all applicable Health Care Laws. To Parent’s knowledge, no clinical trial conducted by or on behalf of Parent has been conducted using any clinical investigators who have been disqualified, debarred or excluded from healthcare programs. Since January 1, 2023, no clinical trial conducted by or on behalf of Parent or its Subsidiaries have been terminated or suspended prior to completion, and no clinical investigator who has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of Parent has placed a partial or full clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Parent Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws.

(e) All manufacturing operations conducted by or, to the knowledge of Parent, for the benefit of Parent have been and are being conducted in material compliance with all Permits and all applicable Health Care Laws.

(f) Parent has not received from any Governmental Body any written communication that relates to an alleged material violation of any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any similar action by a Governmental Body relating to any Health Care Laws.

(g) There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing, testing, or distribution relating to the Parent Products required or requested by a Governmental Body, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Parent Products, or any adverse experiences relating to the Parent Products that have been reported to FDA or another Governmental Body (“Parent Safety Notices”), and, to the knowledge of Parent, there are no facts or circumstances that reasonably would be expected to give rise to a Parent Safety Notice.

(h) Neither Parent, nor, to the knowledge of Parent, any officer, employee or agent of Parent has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Body, failed to disclose a material fact required to be disclosed to a Governmental Body, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its FDA Ethics Policy. Neither the Parent, nor, to the knowledge of the Parent, any officer, employee or agent of the Parent is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(i) All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Body by Parent have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(j) Neither Parent nor, to the knowledge of Parent, any officer, employee or agent of Parent has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in listing on the General Services Administrative System for Award Management or other published list of parties excluded from federal procurement programs and non-procurement programs or in debarment under applicable Law, or including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Parent Products are sold or intended to be sold. Neither Parent nor, to the knowledge of Parent, any officer, employee or agent of Parent, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, or any similar Health Care Law or program.

(k) Parent is not, and has not been, a “business associate,” “covered entity,” or “subcontractor” under HIPAA as those terms are defined in 42 C.F.R. § 160.103 and, since January 1, 2023, has been in material compliance with any Privacy Laws applicable to health information, including HIPAA, in Parent’s possession to the extent applicable to Parent.

3.12 Benefit Plans.

(a) Section 3.12(a) of the Parent Disclosure Schedule contains a true and complete list of each Parent Benefit Plan (other than form equity award agreements and awards made pursuant to such form(s), which form(s) shall have been provided to the Company). For purposes of this Agreement, “Parent Benefit Plan” means each “employee benefit plan” (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA), and each stock purchase, stock option, phantom stock or other equity-based plan or award, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and each other employee benefit and compensation plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or individual consultant of Parent or its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or Parent or any of its Subsidiaries sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound. Parent has provided or made available to the Company a current, accurate and complete copy of each Parent Benefit Plan, or if such Parent Benefit Plan is not in written form, a written summary of all of the material terms of such Parent Benefit Plan.

(b) Neither Parent, its Subsidiaries or any member of their Controlled Group (defined as any organization which is, or was at the applicable time, a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Section 414(b), (c), (m) or (o)) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) a Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code, or (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code.

(c) With respect to the Parent Benefit Plans:

(i) each Parent Benefit Plan complies in all material respects with its terms and with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of the Parent since the date of such letter that would reasonably be expected to result in the loss of the sponsor’s ability to rely upon such letter or of the qualified status of such Parent Benefit Plan;

(iii) there is no material Legal Proceeding (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Body or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent Benefit Plans (other than routine claims for benefits);

(iv) none of the Parent Benefit Plans currently provides or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA, and none of Parent, its Subsidiaries or any members of its Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of Parent (either individually or to Parent employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(v) each Parent Benefit Plan is subject exclusively to United States Law; and

(vi) the execution and delivery of this Agreement and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or individual consultant of Parent or any Subsidiary to severance pay or any other termination payment or other compensation or benefits, (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due to any such employee, officer, director or consultant, (C) result in a requirement to fund or set aside assets with respect to any Parent Benefit Plan or (D) restrict any rights of Parent to amend or terminate any Parent Benefit Plan.

(d) Neither Parent nor any Subsidiary is a party to any agreement, Contract, arrangement or plan (including any Parent Benefit Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the Contemplated Transactions (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which any of Parent or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

3.13 Labor and Employment Matters.

(a) Parent and its Subsidiaries are and since January 1, 2023, have been in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation, unemployment compensation, equal employment opportunity, discrimination, harassment, employee and contractor classification, information privacy and security, and continuation coverage with respect to group health plans. During the preceding three years, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by employees.

(b) No employee of Parent or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of Parent, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of Parent or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and, to the knowledge of Parent, no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c) During the preceding three years, (i) neither Parent nor any Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Parent or any Subsidiary affecting any site of employment or one (1) or more facilities or operating units within any site of employment or facility and (iii) neither Parent nor any Subsidiary has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. The Parent and its Subsidiaries currently properly classify and for the past three (3) years have classified its and their employees as exempt or nonexempt in accordance with applicable overtime laws, and no person treated as an independent contractor or consultant by Parent or any Subsidiary within the past three (3) years should have been classified as an employee under applicable Law, except where such action would not, individually or in the aggregate, result in Parent incurring a material liability.

(d) With respect to any current or former employee, officer, consultant or other service provider of Parent, there are no Legal Proceedings against Parent or any of its Subsidiaries pending, or to Parent’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of Parent, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment-related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in Parent incurring a material liability.

(e) Except with respect to any Parent Benefit Plan (which subject is addressed in Section 3.12 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which Parent or any of its Subsidiaries is a party.

(f) Since January 1, 2023, (i) no allegations of workplace sexual harassment, discrimination or other material misconduct have been made, initiated, filed or, to the knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of their respective current or former directors, officers or senior-level management employees, (ii) to the knowledge of Parent, no incidents of any such workplace sexual harassment, discrimination or other material misconduct have occurred, and (iii) Parent has not entered into any settlement agreement related to allegations of sexual harassment, discrimination or other material misconduct by any of its directors, officers or employees described in clause (i).

3.14 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) Parent and its Subsidiaries have obtained all Permits of all Governmental Bodies and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of Parent or any of its Subsidiaries under applicable Environmental Laws; (iv) neither Parent nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Body or any other Person asserting that Parent or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries at any location and, to the knowledge of Parent, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Parent or any of its Subsidiaries under any Environmental Law; and (vi) neither Parent, its Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

3.15 Taxes.

(a) Parent and each of its Subsidiaries has (i) timely filed all income and other material Tax Returns required to be filed by or on behalf of them (taking into account any applicable extensions thereof) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) timely paid in full (or caused to be timely paid in full) all material Taxes that are due and payable, whether or not such Taxes were shown as due on such Tax Returns.

(b) All material Taxes not yet due and payable by Parent or any of its Subsidiaries as of the date of the Parent Balance Sheet have been, in all material respects, properly accrued in accordance with GAAP on the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, and such financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by Parent and each of its Subsidiaries through the date of such financial statements. Since the date of the Parent Balance Sheet, neither Parent nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the Ordinary Course of Business.

(c) Neither Parent nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any material amount of Tax, in each case that has not since expired.

(d) No material Tax Actions with respect to Taxes or any Tax Return of Parent or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing, other than any such assertion, threat or proposal that has been settled or withdrawn. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against Parent or any of its Subsidiaries by a Governmental Body, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e) Parent and each of its Subsidiaries have timely withheld or deducted all material Taxes required to have been withheld or deducted from payments made (or deemed made) to their employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such material Taxes have been timely paid to the relevant Governmental Body.

(f) Neither Parent nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulations § 1.6011-4(b).

(g) Neither Parent nor any of its Subsidiaries (i) is a party to or bound by, nor has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation other than any Ordinary Course Agreement; (ii) is or has ever been a member of a group (other than a group the common parent of which is Parent) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than Parent and its Subsidiaries) pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, by Contract (other than Ordinary Course Agreements), or otherwise by operation of Law; and (iv) is or has ever been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h) No private-letter rulings, technical advice memoranda, or similar material agreements or rulings related to Taxes have been requested in writing, entered into or issued by any taxing authority with respect to Parent or any of its Subsidiaries which rulings remain in effect.

(i) Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in method of accounting requested or initiated, or use of improper method of accounting, on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iii) an installment sale or open-transaction disposition made on or prior to the Closing Date, (iv) any deferred intercompany gain or excess-loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (v) an election under Section 965 of the Code, or (vi) the application of Section 951 or 951A of the Code with respect to income earned or recognized or payments received prior to the Closing.

(j) There are no Encumbrances for Taxes upon any of the assets of Parent or any of its Subsidiaries other than Encumbrances described in clause (i) of the definition of Permitted Encumbrances.

(k) Neither Parent nor any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(l) Neither Parent nor any of its Subsidiaries has been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) No material claim has been made in writing by any Governmental Body in a jurisdiction where Parent or any of its Subsidiaries has not paid a specific Tax or filed a specific Tax Return that Parent or any of its Subsidiaries is or may be required to pay such Tax or file such Tax Return by such jurisdiction.

(n) Section 3.15(n) of the Parent Disclosure Schedule sets forth the entity classification of Parent and each of its Subsidiaries for U.S. federal income tax purposes. Neither Parent nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.

(o) To Parent’s knowledge, neither Parent nor any of its Subsidiaries has been, is, or immediately prior to the Effective Time will be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(p) Neither Parent nor any of its Subsidiaries has taken any action (or agreed to take any action) nor does it know of any fact or circumstance that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.16 Contracts.

(a) Section 3.16(a) of the Parent Disclosure Schedule lists the following Contracts (other than Parent Benefit Plans) (a) to which Parent or any of its Subsidiaries is a party; (b) by which Parent or its Subsidiaries or any Intellectual Property owned or purported to be owned by, assigned to, or exclusively licensed by, Parent or its Subsidiaries or any other asset of Parent or its Subsidiaries are or may become bound or under which Parent or its Subsidiaries have, or may become subject to, any obligation; or (c) under which Parent or its Subsidiaries have or may acquire any right or interest, in effect as of the date of this Agreement (all such Contracts, “Parent Material Contracts”):

(i) each Contract relating to the disposition or acquisition of material assets or any ownership interest in any entity, except as contemplated hereby;

(ii) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of Parent or its Subsidiaries or any loans or debt obligations with officers or directors of Parent or its Subsidiaries;

(iii) each Contract requiring payment by or to Parent or its Subsidiaries after the date of this Agreement in excess of $125,000 in the aggregate in the current calendar year or any future calendar year pursuant to its express terms relating to: (A) any agreement under which a third party is granted rights related to the sale or distribution of any product of Parent or its Subsidiaries (identifying any that contain exclusivity provisions); (B) any agreement (other than a Parent Benefit Plan) involving provision of services with respect to any pre-clinical or clinical development activities of Parent or its Subsidiaries; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent or its Subsidiaries have continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent or its Subsidiaries have continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent or its Subsidiaries; or (D) any Contract under which any third party provides any services relating to the manufacture (in whole or in part) of any product of Parent or its Subsidiaries;

(iv) each Contract containing (A) a covenant limiting the freedom of Parent or any Subsidiary to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Parent’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision, (D) any agreement to purchase minimum quantity of goods or services or (E) any non-solicitation provision;

(v) each Parent In-bound License;

(vi) each Parent Out-bound License;

(vii) each Contract requiring the payment of any royalty, dividend or similar arrangement based on the revenues or profits of Parent or its Subsidiaries;

(viii) each Contract, offer letter, employment agreement, consulting or independent contractor agreement with any employee, independent contractor, consultant or other natural person service provider that (A) is not immediately terminable at will by the Parent or its Subsidiaries without notice, severance or other cost or payment, except as required under applicable Law, or (B) provides for retention payments, change of control payments, severance, accelerated vesting, or any similar payment or benefit that may or will become due as a result of the Merger; and

(ix) any other Contract that is not terminable at will (with no penalty or payment or requirement for more than thirty (30) days’ prior notice, except as required by applicable law) by Parent or its Subsidiaries and which involves payment or receipt by Parent or its Subsidiaries after the date of this Agreement under any such Contract of more than $125,000 in the aggregate, or obligations after the date of this Agreement in excess of $125,000 in the aggregate.

(b) Except as set forth in the Parent SEC Documents publicly available prior to the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or is bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act, excluding, however, any Parent Benefit Plans).

(c) (i) Each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) Parent and each of its Subsidiaries, and, to the knowledge of Parent, each other party thereto, has performed all material obligations required to be performed by themselves under each Parent Material Contract; and (iii) there is no material default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent or any of its Subsidiaries received written notice of any such material default, event or condition. Parent has made available to the Company true and complete copies of all Parent Material Contracts, including all amendments there.

3.17 Insurance. Each of Parent and its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of Parent or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which Parent operates. Section 3.17 of the Parent Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of Parent or any of its Subsidiaries, or pursuant to which Parent or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Parent nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor, to the knowledge of Parent, will any such cancellation or termination result from the consummation of the Contemplated Transactions.

3.18 Properties.

(a) Parent or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for Parent and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Encumbrances other than Permitted Encumbrances. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the tangible personal property currently used in the operation of the business of Parent and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) Each of Parent and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Section 3.18(c) of the Parent Disclosure Schedule sets forth a true and complete list of (i) all real property owned by Parent or any of its Subsidiaries and (ii) all real property leased for the benefit of Parent or any of its Subsidiaries.

(d) This Section 3.18 does not relate to intellectual property, which is the subject of Section 3.19.

3.19 Intellectual Property.

(a) Section 3.19(a) of the Parent Disclosure Schedule sets forth a true and complete list of all (i) material patents and patent applications; (ii) material trademark registrations and applications; and (iii) material copyright registrations and applications, in each case owned by Parent and its Subsidiaries, but excluding any such items related solely to RLYB212 (collectively, “Parent Registered IP”) and a true and complete list of all domain names owned or exclusively licensed by Parent and its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (A) all of the Parent Registered IP is subsisting and, in the case of any Parent Registered IP that is registered or issued and to the knowledge of Parent, valid and enforceable, (B) no Parent Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Parent, no such action is threatened with respect to any of the Parent Registered IP and (C) Parent or its Subsidiaries own exclusively, free and clear of any and all Encumbrances (other than Permitted Encumbrances), all Parent Owned IP, including all Intellectual Property created on behalf of Parent or its Subsidiaries by its employees or independent contractors.

(b) Section 3.19(b) of the Parent Disclosure Schedule accurately identifies all Contracts pursuant to which any material Intellectual Property is licensed to Parent or its Subsidiaries (other than (i) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal-use software license and other Intellectual Property associated with such software and (B) is not incorporated into any of Parent’s or its Subsidiaries’ products, (ii) any Intellectual Property licensed on a nonexclusive basis where the license is incidental to the primary purpose of the relevant Contract or the provision of services to Parent, (iii) any material transfer agreements, non-disclosure agreements, research agreements, clinical trial agreements, services agreements, off-the-shelf software licenses and generally-available patent license agreements and (iv) agreements between Parent and any of its Subsidiaries and their employees in Parent’s standard form thereof) (each a “Parent In-bound License”, and the underlying Intellectual Property, the “Parent Licensed IP”).

(c) Section 3.19(c) of the Parent Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license or covenant not to sue under any Parent Owned IP or Parent Licensed IP (other than (i) any material transfer agreements, non-disclosure agreements, research agreements, clinical trial agreements and services agreements and (ii) any Parent Owned IP or Parent Licensed IP nonexclusively licensed in the Ordinary Course of Business and that does not grant any commercial rights to any product of Parent or its Subsidiaries) (each a “Parent Out-bound License”).

(d) To the knowledge of Parent, the Parent Owned IP and the Parent Licensed IP constitutes all Intellectual Property necessary for Parent and its Subsidiaries to conduct their business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(e) Parent and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes a material trade secret of Parent or its Subsidiaries, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the knowledge of Parent, the conduct of the businesses of Parent and its Subsidiaries, including the manufacture, marketing, offering for sale, sale, importation, use or intended use (as currently contemplated) or other disposal of any product as currently sold or under development by Parent or its Subsidiaries, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, (ii) neither Parent nor any of its Subsidiaries has received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred and (iii) to the knowledge of Parent, no Person is infringing, misappropriating, or diluting in any material respect any Parent Registered IP or Parent Licensed IP.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems owned, licensed and used by Parent and its Subsidiaries (the “Parent IT Systems”) and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of Parent, since January 1, 2023, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such Parent IT Systems, and (iii) since January 1, 2023, there have been no material failures, crashes, viruses, or security breaches (including any unauthorized access to any personally identifiable information), affecting the Parent IT Systems.

(h) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the knowledge of Parent, Parent and its Subsidiaries have at all times since January 1, 2023, complied in all material respects with all applicable Privacy Laws, (ii) since January 1, 2023, no claims have been received by Parent or, to the knowledge of Parent, threatened in writing against Parent alleging Parent a violated any applicable Privacy Law, (iii) neither Parent’s performance of this Agreement nor Parent’s consummation of the Contemplated Transactions will breach or otherwise violate any applicable Privacy Laws and (iv) Parent and its Subsidiaries have taken commercially reasonable steps to protect the Personal Information collected, used or held for use by Parent or its subsidiaries against unauthorized loss, access, use, modification, disclosure or other misuse.

(i) To the knowledge of Parent, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Parent Owned IP or, to the knowledge of Parent, Parent Licensed IP exclusively licensed to Parent, and no Governmental Body, university, college, other educational institution or research center has, to the knowledge of Parent, any claim or right in or to the Parent Owned IP.

(j) The execution, delivery and performance by Parent of this Agreement, and the consummation of the Contemplated Transactions, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of Parent’s or any Subsidiaries’ rights or obligations under any Parent Out-bound License or Parent In-bound License.

3.20 Related Party Transactions. Since January 1, 2023 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and the affiliates of Parent, on the other hand (other than Parent’s Subsidiaries), that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Parent SEC Documents.

3.21 Certain Payments. Neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, any of their respective directors, executives, representatives, agents or employees) has, directly or indirectly, made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Anti-Bribery Laws. Parent is not, nor has it been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

3.22 Brokers. No broker, investment banker, financial advisor or other Person, other than Evercore Group, L.L.C. and Citizens JMP Securities, LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

3.23 Opinion of Financial Advisor. The Parent Board has received the opinion of Citizens JMP Securities, LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent, a signed true and complete copy of which opinion has been or will promptly be provided to the Company.

3.24 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger and the other Contemplated Transactions and has engaged in no business other than in connection with the Contemplated Transactions.

3.25 State Takeover Statutes. No Takeover Statute or any similar anti-takeover provision in the Certificate of Incorporation or Bylaws of Parent applicable to Parent is, or at the Effective Time will be, applicable to this Agreement, the Merger, or any of the other Contemplated Transactions.

3.26 No Other Representations or Warranties. Except for the representations and warranties contained in Section 2, each of Parent and Merger Sub acknowledges and agrees that none of the Company or any other Person on behalf of the Company makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company or any other Person on behalf of the Company or any of its Subsidiaries makes any representation or warranty with respect to any projections or forecasts delivered or made available to Parent, Merger Sub or any of their respective Subsidiaries or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company (including any such projections or forecasts made available to Parent, Merger Sub or any of their respective Subsidiaries or Representatives in certain “data rooms” or management presentations in expectation of the Contemplated Transactions), and none of Parent or Merger Sub has relied on any such information or any representation or warranty not set forth in Section 2.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Operation of Parent’s Business.

(a) Except (i) as set forth on Section 4.1(a) of the Parent Disclosure Schedule, (ii) as expressly permitted by or required in accordance with this Agreement, including in connection with the Asset Dispositions pursuant to Section 4.7 and the Parent Distributions in accordance with Section 4.8, (iii) as required by applicable Law, or (iv) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”), each of Parent and its Subsidiaries shall (A) conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Parent Material Contracts, and (B) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) in the Ordinary Course of Business.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth on Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) in connection with the Asset Dispositions pursuant to Section 4.7 or the winding down of Parent’s pre-clinical, CMC and clinical activities (including the termination of ongoing contractual obligations related to parent’s current products or product candidates) pursuant to Section 5.22, or (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend (other than the Parent Distributions declared, accrued, set aside, or paid in accordance with Section 4.8) or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases from terminated employees, directors or consultants of Parent or in connection with the payment of the exercise price or withholding Taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under any Parent equity incentive plan in accordance with the terms of such award in effect on the date of this Agreement);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent or any of its Subsidiaries (except for shares of Parent Common Stock issued upon the valid exercise or settlement of Parent Stock Awards); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent or any of its Subsidiaries;

(iii) amend the terms of any outstanding Parent Options;

(iv) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ certificate of incorporation (other than the Company Charter Amendment) and bylaws (or comparable organizational documents), or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(vi) (A) lend money to any Person (except for the advancement of reasonable and customary expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses, make any capital expenditure in excess of $50,000, or (E) forgive any loans to any Persons, including Parent’s employees, officers, directors or Affiliates;

(vii) other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Parent Benefit Plan or any plan or agreement that would be a Parent Benefit Plan if in effect on the date hereof; (B) cause or permit any Parent Benefit Plan to be amended; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, fringe benefits, commissions, bonus or other compensation or benefits payable to any of its directors, officers, consultants, independent contractors or employees; (D) hire any officer, employee, consultant or independent contractor; (E) modify the terms of any severance, retention or change-of-control benefits offered to any current, former or new employees, directors or consultants (other than acceleration of Parent Stock Awards as contemplated by this Agreement), or (F) grant any new, or modify any existing, severance, retention benefits, change in control award, or similar compensation or benefit to any Person;

(viii) recognize any labor union or labor organization;

(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such material assets or properties;

(x) sell, assign, transfer, license, sublicense or otherwise dispose of any Parent Owned IP or any Parent In-bound License;

(xi) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable (taking into account extensions of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven (7) months), file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability or submit any voluntary disclosure application, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven (7) months), or adopt or change any material accounting method in respect of Taxes;

(xii) enter into, materially amend or terminate any Parent Material Contract or Contract that would be deemed a Parent Material Contract if entered into prior to the date hereof;

(xiii) other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xiv) initiate or settle any Legal Proceeding;

(xv) (A) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (B) fail to exercise renewal rights for any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies;

(xvi) enter into or amend a Contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;

(xvii) enter into a new line of business or start to conduct a line of business; or

(xviii) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2 Operation of the Company’s Business.

(a) Except (i) as set forth on Schedule 4.2(a) of the Company Disclosure Schedule, (ii) as expressly permitted by or required in accordance this Agreement including in connection with the Concurrent Financing pursuant to Section 5.23, (iii) as required by applicable Law, or (iv) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall (A) conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts, and (B) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) in the Ordinary Course of Business.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth on Schedule 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law (iv) in connection with the Concurrent Financing pursuant to Section 5.23, or (v) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases from terminated employees, directors or consultants of the Company or in connection with the payment of the exercise price or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Company Benefit Plan in accordance with the terms of such award in effect on the date of this Agreement);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of Company Class A Common Stock issued upon the valid exercise of Company Options); (B) any option, warrant or right to acquire any capital stock or any other security, other than stock options or restricted stock unit awards granted to employees and service providers in the Ordinary Course of Business which are included in the calculation of the Company Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iii) except as required to give effect to anything in contemplation of the Closing (including in connection with the Concurrent Financing), amend any of its or its Subsidiaries Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person (except for the advancement of reasonable and customary expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses, make any capital expenditure in excess of $1,000,000 of the budgeted capital expenditure amounts set forth in the Company operating budget delivered to Parent concurrently with the execution of this Agreement (the “Company Budget”) or (E) forgive any loans to any Persons, including the Company’s employees, officers, directors or Affiliates;

(vi) recognize any labor union or labor organization;

(vii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such material assets or properties, except in the Ordinary Course of Business;

(viii) dispose of any of its material assets or properties, except in the Ordinary Course of Business;

(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company Owned IP or any material Company Licensed IP, in each case other than pursuant to non-exclusive licenses in the Ordinary Course of Business, the abandonment of patent applications or co-commercialization or partnership transaction, in each case, in the Ordinary Course of Business;

(x) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable (taking into account extensions of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven (7) months), file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability or submit any voluntary disclosure application, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven (7) months), or adopt or change any material accounting method in respect of Taxes;

(xi) enter into, materially amend or terminate any Company Material Contract or Contract that would be deemed a Company Material Contract if entered into prior to the date hereof, except in the Ordinary Course of Business;

(xii) except as otherwise consistent with the Company Budget and the incurrence or payment of any Transaction Expenses or other costs or expenses arising as a result of this Agreement and the Contemplated Transactions, make any expenditures or discharge or satisfy any liabilities, in each case, in amounts that exceed the aggregate amount anticipated in the Company Budget by $1,000,000;

(xiii) other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xiv) initiate or settle any Legal Proceeding;

(xv) (A) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (B) fail to use commercially reasonable efforts to renew any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies;

(xvi) enter into or amend a Contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;

(xvii) enter into a new line of business or start to conduct a line of business; or

(xviii) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may reasonably deem necessary or appropriate; and (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or may redact any of the foregoing documents or reports to the extent necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such access or the disclosure of such document or report.

4.4 Parent Non-Solicitation.

(a) Parent agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries, authorize any of their respective Representatives to, directly or indirectly, other than relating to communicating, discussing, negotiating or consummating the Asset Dispositions: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.4(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent and its Subsidiaries may furnish non-public information regarding Parent or any of its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide Acquisition Proposal by such Person, which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) none of Parent, any of its Subsidiaries or any of their respective Representatives shall have breached this Section 4.4 in any material respect, (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) Parent receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire and “standstill” provisions), in the aggregate, at least as favorable to Parent as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such non-public information to such Person, Parent gives the Company notice of Parent’s intention to furnish nonpublic information to, or enter into discussions with, such Person and furnishes such non-public information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent or any of its Subsidiaries (whether or not such Representative is purporting to act on behalf of Parent or any of its Subsidiaries) takes any action that, if taken by Parent or any of its Subsidiaries, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

(b) If Parent, any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than two (2) Business Days after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) (i) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry), (ii) in the case of a written Acquisition Proposal or Acquisition Inquiry, furnish any written documentation and correspondence to or from Parent, any of its Subsidiaries or any of their respective Representatives, including any subsequent modifications or amendments, and (iii) in the case of an oral Acquisition Proposal or Acquisition Inquiry, provide a written summary of the terms thereof. Parent shall keep the Company reasonably and promptly informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry, any material modification, amendment or proposed material modification thereto (including any revision in the amount, form or mix of consideration) and of all verbal or written communications related thereto, together with copies of new written documentation and correspondence to or from Parent, any of its Subsidiaries or any of their respective Representatives as well as written summaries of any material oral communications.

(c) Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry (other than any Asset Disposition) that has not already been terminated as of the date of this Agreement, immediately terminate access to any non-public information of Parent provided to such Person via an electronic or physical data room and within three (3) Business Days after the date of this Agreement, request the destruction or return of any non-public information of Parent or any of its Subsidiaries provided to such Person as soon as practicable after the date of this Agreement.

4.5 Company Non-Solicitation.

(a) The Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall nor shall it or any of its Subsidiaries authorize any of their respective Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, that, notwithstanding anything contained in this Section 4.5 and subject to compliance with this Section 4.5, prior to obtaining the Required Company Stockholder Vote, Company and its Subsidiaries may furnish non-public information regarding Company or any of its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide Acquisition Proposal by such Person, which the Company Board determines in good faith, after consultation with Company’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) none of the Company, any of its Subsidiaries or any of their respective

Representatives shall have breached this Section 4.5 in any material respect, (B) the Company Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) Company receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to the Company as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such non-public information to such Person, the Company gives Parent notice of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such Person and furnishes such non-public information to Parent (to the extent such information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company or any of its Subsidiaries (whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries) takes any action that, if taken by the Company or any of its Subsidiaries, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.

(b) If the Company or any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than two (2) Business Days after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) (i) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry), (ii) in the case of a written Acquisition Proposal or Acquisition Inquiry, furnish any written documentation and correspondence to or from the Company, any of its Subsidiaries or any of their respective Representatives, including any subsequent modifications or amendments, and (iii) in the case of an oral Acquisition Proposal or Acquisition Inquiry, provide a written summary of the terms thereof. The Company shall keep Parent reasonably and promptly informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry, any material modification, amendment or proposed material modification thereto (including any revision in the amount, form or mix of consideration) and of all verbal or written communications related thereto, together with copies of new written documentation and correspondence to or from the Company or any of its Subsidiaries or any of their respective Representatives as well as written summaries of any material oral communications.

(c) The Company shall immediately cease or cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement, immediately terminate access to any non-public information of the Company provided to such Person via an electronic or physical data room and within three (3) Business Days after the date of this Agreement, request the destruction or return of any non-public information of the Company or any of its Subsidiaries provided to such Person as soon as practicable after the date of this Agreement.

4.6 Notification of Certain Matters.

(a) During the Pre-Closing Period, the Company shall promptly (and in no event later than two (2) Business Days after the Company becomes aware of the same) notify Parent (and, if in writing, furnish copies of any relevant documents) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company or any of its Subsidiaries is commenced, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, any director or officer of the Company or any of its Subsidiaries; (iii) the Company or any of its Subsidiaries becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in each case of clauses (i) through (iv), that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 7, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company or any of its Subsidiaries contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 and 7, as applicable.

(b) During the Pre-Closing Period, Parent shall promptly (and in no event later than two (2) Business Days after Parent becomes aware of the same) notify the Company (and, if in writing, furnish copies of any relevant documents) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent or any of its Subsidiaries is commenced, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or, to the knowledge of Parent, any director or officer of Parent or any of its Subsidiaries; (iii) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Parent to comply with any covenant or obligation of Parent or Merger Sub; in each case of clauses (i) through (iv), that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or any of its Subsidiaries contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6 and 8, as applicable.

4.7 Potentially Transferable Assets. Prior to the Closing, Parent will use reasonable best efforts to sell, transfer, license, assign or otherwise divest the Potentially Transferable Assets to one or more third parties in one or a series of transactions (each an “Asset Disposition” and collectively, the “Asset Dispositions”); provided that an Asset Disposition that would require approval of Parent’s stockholders under applicable Law cannot be consummated until after the Closing. Subject to the provisions of this Section 4.7 and the CVR Agreement, Parent may, in contemplation of the Asset Dispositions, (a) establish one (1) or more Subsidiaries to hold the Potentially Transferable Assets, (b) transfer to any such Subsidiary any or all of the Potentially Transferable Assets and the liabilities and obligations related thereto and (c) take such other steps that are reasonably necessary to prepare for the Asset Dispositions. For clarity, if Parent transfers the Potentially Transferable Assets to one or more Subsidiaries, the terms of this Section 4.7 shall apply to such Subsidiaries in addition to Parent. Each Party further acknowledges that Parent may not be successful in completing the Asset Dispositions. Notwithstanding the foregoing, any such Asset Disposition shall require, to the extent consistent with applicable Laws, the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed if such Asset Disposition would create any post-disposition liabilities or indemnity obligations for Parent following the Closing; provided that the Company will be deemed to have granted its consent required by Section 4.7 if it does not provide its written response within five (5) Business Days of receiving a written request for the Company’s consent to an Asset Disposition, which request will include a summary of the key terms and a copy of the transaction agreement, if available).

4.8 Parent Distributions. At any time during the Pre-Closing Period, Parent shall declare one (1) or more distributions on the shares of Parent Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Parent Common Stock outstanding as of each Parent Distribution Record Date (excluding for the avoidance of doubt any shares of Parent Common Stock issuable pursuant to the Contemplated Transactions) up to an aggregate amount equal to the aggregate of the amount by which Parent Net Cash will equal or exceed $0 (excluding any proceeds from any Asset Disposition in accordance with Section 4.7, to the extent contingent or to be received following the date for payment of such distributions) (each, a “Parent Distribution” and each such amount declared to be paid, a “Parent Distribution Amount”); provided that (a) only one (1) Parent Distribution may be declared prior to the Parent Stockholders’ Meeting held in accordance with Section 5.3(a), any if such Parent Distribution is declared, such declared Parent Distribution Amount shall not exceed an aggregate amount equal to $50,000,000, (b) Parent shall deliver to the Company for its prior review and approval (such approval not to be unreasonably withheld, conditioned or delayed), (i) at least five (5) Business Days prior to the date that Parent Board authorizes and approves each Parent Distribution Record Date, the form of Parent Board resolutions authorizing and approving each such Parent Distribution Record Date and the payment and calculation of each such Parent Distribution, (ii) each form of press release or public announcement to be issued by Parent in connection therewith, (iii) the form of any filing to be filed by Parent with the SEC in connection therewith, including any Current Report on Form 8-K and (iv) any announcement or notification to be made to Nasdaq by Parent in connection therewith and (c) on or prior to the earlier of the date for the payment of each such Parent Distribution or the Closing Date, if permitted by Parent’s transfer agent, Parent shall deposit each Parent Distribution Amount with Parent’s transfer agent for further distribution to the holders of the shares of Parent Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Parent Common Stock outstanding as of each Parent Distribution Record Date (subject to any adjustments as required by Nasdaq’s due bills period requirements), which such payments for further distribution by Parent’s transfer agent to the holders of shares of Parent Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Parent Common Stock may be paid following the Closing Date; provided that Parent shall use its reasonable best efforts to deliver all documents required to be delivered to the transfer agent in connection with such Distributions prior to the Closing Date.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Parent shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a part. Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at the time that the Proxy Statement or any amendments or supplements thereto are filed with the SEC, at the time the Proxy Statement or any amendments or supplements thereto are first mailed to Parent’s stockholders and at the time of the Parent Stockholder’s Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by or on behalf of the Company or its Representatives to Parent for inclusion in the Registration Statement (including the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by or on behalf of the Company or any of its Representatives for inclusion therein, and the Company makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, other than with respect to the information provided by or on behalf of the Company, or any of its Representatives for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC; provided that any such filings shall be subject to the consent of the Company (not to be unreasonably withheld, conditioned or delayed). Parent shall provide the Company with copies of any written comments, and shall inform the Company of any oral comments, that Parent receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments. Parent shall use commercially reasonable efforts to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; provided that any such response shall be subject to the consent of the Company (not to be unreasonably withheld, conditioned or delayed). Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s stockholders. The Company and Parent shall each use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and applicable federal and state securities Laws requirements.

(b) The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Registration Statement and the Proxy Statement or reasonably requested by the other Party to be included in the Registration Statement and the Proxy Statement.

(c) If, in connection with the preparation and filing of the Registration Statement, the SEC requests or requires that a tax opinion be prepared and submitted regarding the Intended Tax Treatment (a “Tax Opinion”) (i) each of Parent and the Company shall deliver to Cooley LLP and Ropes & Gray LLP, respectively, customary tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement that shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement, which counsel shall be entitled to rely upon in rendering its Tax Opinion, and (ii) the Company and Parent shall each use its reasonable best efforts to cause Cooley LLP and Ropes & Gray LLP to furnish a Tax Opinion with respect to the Intended Tax Treatment. For the avoidance of doubt, in no event shall any such Tax Opinion be a condition to the Closing.

5.2 Company Information Statement; Stockholder Written Consent.

(a) Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than three (3) Business Days thereafter, the Company shall prepare, with the cooperation of Parent, and cause to be delivered to its stockholders an information statement, which shall include a copy of the Proxy Statement (the “Information Statement”), to solicit the approval by written consent from the Company Signatories, including the Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of: (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares of Company Capital Stock pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares of Company Capital Stock in connection with the Merger and thereby waives any rights to receive payment of the fair value of its shares of Company Capital Stock under the DGCL (collectively, the “Company Stockholder Matters”). Under no circumstances shall the Company assert that any approval or consent other than the Required Company Stockholder Vote is necessary for its stockholders or otherwise to approve this Agreement and the Contemplated Transactions. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(a) shall be subject to Parent’s advance review and reasonable approval (such approval not to be unreasonably withheld, conditioned or delayed). The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives with all true, correct and complete information regarding such Party or its Subsidiaries that is required by applicable Law to be included in the Information Statement or reasonably requested by the other Party to be included in the Information Statement.

(b) The Company covenants and agrees that the Information Statement, including any pro forma financial statements included therein (and the letter to stockholders and form of Company Stockholder Written Consent included therewith), will not, at the time that the Information Statement or any amendment or supplement thereto is first mailed, distributed or otherwise made available to the stockholders of the Company, at the time of receipt of the Required Company Stockholder Vote and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no covenant, representation or warranty with respect to statements made in the Information Statement (and the letter to the stockholders and form of Company Stockholder Written Consent included therewith), if any, based on information furnished in writing by Parent or any of its Representatives specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Information Statement to comply with the applicable rules and regulations promulgated by the SEC and applicable federal and state securities Laws requirements.

(c) Promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and deliver a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and authorized, approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Organizational Documents of the Company, and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(c) shall be subject to Parent’s advance review and reasonable approval (such approval not to be unreasonably withheld, conditioned or delayed).

(d) The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to approve the Company Stockholder Matters and shall use reasonable best efforts to solicit such approval from the Company’s stockholders within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve the Company Stockholder Matters being referred to as the “Company Board Recommendation”); and (ii) (1) the Company Board Recommendation shall not be withdrawn or modified, (2) the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation and (3) no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), if taken, shall constitute, in each case, a “Company Board Adverse Recommendation Change”).

(e) Notwithstanding anything to the contrary contained in this Agreement, and subject to compliance with Section 4.5 and this Section 5.2(e), if at any time prior to the approval of the Company Stockholder Matters:

(i) If the Company has received a bona fide Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.5) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Company Board may make a Company Board Adverse Recommendation Change if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Board Adverse Recommendation Change at least four (4) Business Days prior to making any such Company Board Adverse Recommendation Change (a “Company Determination Notice”; and such period the “Company Notice Period”) (which notice shall not constitute a Company Board Adverse Recommendation Change); and (C) (1) the Company shall have provided to Parent a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change the identity of the party making the Acquisition Proposal, a summary of the material terms and conditions of the Acquisition Proposal and written copies of any relevant proposed transaction documents (including with respect to financing arrangements), in accordance with Section 4.5(b), (2) the Company shall have given Parent the three (3) Business Days after the Company Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Board Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law; provided during any Company Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to enable Parent to propose in writing an offer binding on Parent to effect such adjustments to the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer. For the avoidance of doubt, the provisions of this Section 5.2(e)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal or any amendment to such Acquisition Proposal (including any revision in the amount, form or mix of consideration), and require a new Company Determination Notice and the Company shall be required to provide Parent with notice of such material change or amendment, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.

(ii) Other than in connection with an Acquisition Proposal, the Company Board may make a Company Board Adverse Recommendation Change in response to a Company Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law; (B) the Company shall have given Parent a Company Determination Notice at least four (4) Business Days prior to making any such Company Board Adverse Recommendation Change; and (C) (1) the Company shall have specified the Company Change in Circumstance in reasonable detail, including the material facts and circumstances related to the applicable Company Change in Circumstance, (2) the Company shall have given Parent the three (3) Business Days after the Company Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Board Adverse Recommendation Change in response to such Company Change in Circumstance would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this 5.2(e)(ii) shall also apply to any material change to the facts and circumstances relating to such Company Change in Circumstance, and require a new Company Determination Notice and the Company shall be required to provide Parent with notice of such material change, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.

(f) Unless this Agreement is otherwise terminated pursuant to Section 9.1, the Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.2(a) and Section 5.2(d) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or by any Company Board Adverse Recommendation Change.

5.3 Parent Stockholders’ Meeting.

(a) Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock for the purpose of seeking approval of (the “Parent Stockholders’ Meeting”):

(i) (A) the issuance of Parent Common Stock or other securities of Parent that represent (or are convertible into) more than twenty percent (20%) of the shares of Parent Common Stock outstanding immediately prior to the Merger to the holders of Company Capital Stock and Company Options in connection with the Contemplated Transactions pursuant to the Nasdaq rules and (B) the change of control of Parent resulting from the Merger pursuant to the Nasdaq rules;

(ii) the approval of the Parent Charter Amendment to (A) change the name of Parent to “Avenzo Therapeutics, Inc.”, (B) effect the Nasdaq Reverse Split and (C) effect the Authorized Share Increase (the matters contemplated by Section 5.3(a)(i) and Section 5.3(a)(ii)(A) and (B), the “Parent Stockholder Matters,” and the matter contemplated by Section 5.3(a)(ii)(C), the “Authorized Share Increase Proposal”);

(iii) the Equity Plan Proposals; and

(iv) any other proposals the Parties deem necessary to consummate the Contemplated Transactions.

(b) The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and, in any event, no later than forty-five (45) calendar days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Laws. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote or the approval of the Authorized Share Increase Proposal, whether or not a quorum would be present, or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any postponements or adjournments.

(c) Parent agrees that, subject to Section 5.3(d): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters, the Authorized Share Increase Proposal and the Equity Plan Proposals and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(b) above; (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters, the Authorized Share Increase Proposal and the Equity Plan Proposals (the recommendation of the Parent Board with respect to the Parent Stockholder Matters being referred to as the “Parent Board Recommendation”); and (iii) (1) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified, (2) the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation, (3) no resolution by the Parent Board or any committee thereof to withdraw or modify the Parent Board Recommendation or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed, and (4) the Parent Board shall not publicly announce an intention or resolution to effect any of the foregoing (the actions set forth in the foregoing clause (iii), if taken, shall constitute, in each case, a “Parent Board Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary contained in this Agreement, and subject to compliance with Section 4.4 and this Section 5.3(d), if at any time prior to the approval of the Parent Stockholder Matters at the Parent Stockholders’ Meeting by the Required Parent Stockholder Vote:

(i) If Parent has received a bona fide Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.4) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and financial advisor, that the failure to do so would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company prior written notice of its intention to consider making a Parent Board Adverse Recommendation Change at least four (4) Business Days prior to making any such Parent Board Adverse Recommendation Change (a “Determination Notice”; and such period the “Parent Notice Period”) (which notice shall not constitute a Parent Board Adverse Recommendation Change); and (C) (1) Parent shall have provided to the Company a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, the identity of the party making the Acquisition Proposal, a summary of the material terms and conditions of the Acquisition Proposal and written copies of any relevant proposed transaction documents (including with respect to financing arrangements), in accordance with Section 4.4(b), (2) Parent shall have given the Company the three (3) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Parent Board Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; provided during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to enable the Company to propose in writing an offer binding on the Company to effect such adjustments to the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer. For the avoidance of doubt, the provisions of this Section 5.3(d)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal or any amendment to such Acquisition Proposal (including any revision in the amount, form or mix of consideration), and require a new Determination Notice and Parent shall be required to provide the Company with notice of such material change or amendment, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.

(ii) Other than in connection with an Acquisition Proposal, the Parent Board may make a Parent Board Adverse Recommendation Change in response to a Parent Change in Circumstance, if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company a Determination Notice at least four (4) Business Days prior to making any such Parent Board Adverse Recommendation Change; and (C) (1) Parent shall have specified the Parent Change in Circumstance in reasonable detail, including the material facts and circumstances related to the applicable Parent Change in Circumstance, (2) Parent shall have given the Company the three (3) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that the failure to make the Parent Board Adverse Recommendation Change in response to such Parent Change in Circumstance would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d)(ii) shall also apply to any material change to the facts and circumstances relating to such Parent Change in Circumstance, and require a new Determination Notice and Parent shall be required to provide the Company with notice of such material change, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.

(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Parent’s stockholders; provided, however, that, in the case of the foregoing clause (iii), the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would be inconsistent with applicable Law, including its fiduciary duties under applicable Law.

(f) Unless this Agreement is otherwise terminated pursuant to Section 9.1, Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting in accordance with Section 5.3(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal or by any Parent Board Adverse Recommendation Change.

5.4 Regulatory Approvals.

(a) Notwithstanding the generality of Section 5.7, each Party shall use reasonable best efforts to file or otherwise submit as promptly as practicable all applications, notices, reports and other documents required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

(b) Parent and the Company shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws. Without limiting the foregoing, the Parties agree (i) to give each other reasonable advance notice of all meetings or substantive communications with any Governmental Body relating to any Antitrust Laws, (ii) to give each other an opportunity to participate in each of such meetings, (iii) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to any Antitrust Laws, (iv) if any Governmental Body initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other party of the substance of such communication, (v) to provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body regarding any Antitrust Laws and (vi) to provide each other with copies of all written communications from any Governmental Body relating to any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate.

(c) Each Party shall bear its own expenses and costs incurred by such Party in connection with any filings and submissions pursuant to Antitrust Laws.

(d) In the event that any Legal Proceeding is instituted (or threatened to be instituted) by a Governmental Body challenging the Merger, each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and shall use reasonable best efforts to contest and resist any such Legal Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger; provided, however, that the Company may, in its sole discretion, determine to settle such challenge provided that the terms of such settlement do not prevent or unreasonably delay consummation of the Merger.

(e) Neither Party shall, and each Party shall cause its Subsidiaries and Affiliates not to, acquire or agree to acquire any rights, interests, assets, business, Person or division thereof (whether through acquisition, license, joint venture, collaboration or otherwise), or take any other actions, if such acquisition or action would reasonably be expected to (i) prevent, materially delay, or adversely affect in any material respect the ability of the Parties to consummate the any of the Contemplated Transactions, or (ii) result in any Party being required to obtain any clearance, consent, approval, waiver, waiting period expiration or termination, non-action or other authorization under any Laws with respect to any of the Contemplated Transactions.

5.5 Company Options.

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company’s 2022 Equity Incentive Plan, as may be amended from time to time (the “Company EIP”), whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company EIP and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company EIP and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as Parent in good faith determines are appropriate to reflect the substitution of the Company Options by Parent to purchase shares of Parent Common Stock). All rights with respect to Company Class A Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock;

(ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent shall be determined by multiplying (A) the number of shares of Company Class A Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Class A Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of the respective grant agreements governing the Company Options and the Company EIP, Parent may amend the terms of the Company Options and the Company EIP, in accordance with the terms thereof to reflect Parent’s substitution of the Company Options with options to purchase Parent Common Stock (such as by making any change in control or similar definition relate to Parent and having any provision that provides for the adjustment of Company Options upon the occurrence of certain corporate events relate to corporate events that relate to Parent or Parent Common Stock); and (B) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent. Each Company Option so assumed by Parent is intended to qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option prior to the Effective Time, and, further, the assumption of such Company Option pursuant to this Section 5.5(a) shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 5.5(a) will be construed consistent with this intent.

(b) Parent shall file with the SEC, as soon as reasonably practicable after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock that are either (i) issuable with respect to Company Options assumed by Parent in accordance with Section 5.5(a) or (ii) reserved for future grants under the Company EIP.

(c) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company EIP and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.5.

5.6 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Parent or any of its Subsidiaries or the Company, respectively (the “D&O Indemnified

Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of Parent or of the Company or their respective Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted by Parent’s Organizational Documents or the Company’s Organizational Documents, as applicable, or pursuant to indemnification agreements made available to the Company, as applicable. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The provisions of the Organizational Documents of Parent or any of its Subsidiaries with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent or any of its Subsidiaries that are set forth in the Organizational Documents of Parent or any of its Subsidiaries as of the date of this Agreement shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent or any of its Subsidiaries. The Organizational Documents of the Surviving Corporation shall contain, and Parent shall cause the Organizational Documents of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those set forth in the Organizational Documents of the Company as of the date of this Agreement.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Organizational Documents of the Company and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent or any of its Subsidiaries to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Organizational Documents of Parent or any of its Subsidiaries and pursuant to any indemnification agreements between Parent or any of its Subsidiaries and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six (6)-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s and any of its Subsidiaries’ existing directors’ and officers’

insurance policies and Parent’s existing fiduciary liability insurance policies (if any), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time. During the term of the “tail” policy, Parent shall not take any action following the Effective Time to cause such “tail” policy to be cancelled or any provision therein to be amended or waived in any manner that would adversely affect in any material respect the rights of its or any of its Subsidiaries’ former and current officers and directors.

(e) From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.6 in connection with their successful enforcement of the rights provided to such persons in this Section 5.6.

(f) All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of Parent or the Company or any of their respective Subsidiaries as provided in their respective Organizational Documents or in any agreement shall survive the Merger and shall continue in full force and effect. The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company and any of their respective Subsidiaries by Law, charter, statute, bylaw or Contract, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g) From and after the Effective Time, in the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.6. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.6.

(h) The obligations set forth in this Section 5.6 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnified Party, or any person who is a beneficiary under the policies referred to in this Section 5.6 and their heirs and representatives, without the prior written consent of such affected D&O Indemnified Party or such other beneficiary.

5.7 Additional Agreements. The Parties shall, subject to Section 4.5, (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Corporation to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party shall use reasonable best efforts to: (i) make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions with respect to Contracts set forth in Section 5.7 of the Company Disclosure Schedule to remain in full force and effect, (iii) lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) satisfy the conditions precedent to the consummation of the Merger.

5.8 Public Announcement. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Parent Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to Parent Associates or Company Associates without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or prior written consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Parent SEC Documents, so long as such statements are consistent with and do not disclose material information not previously disclosed in previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior written consent of the other Party but subject to giving advance notice to the other Party of, and consulting with the other Party regarding, the text of such press release, announcement or statement, issue any such press release or make any such public announcement or statement which Parent shall have determined in good faith, upon the advice of legal counsel, is required by any applicable Law; and (c) Parent need not consult with the Company in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Parent Board Adverse Recommendation Change.

5.9 Listing. Parent shall use its commercially reasonable efforts, (a) to maintain its existing listing on Nasdaq until the Closing Date and to obtain approval of the listing of the combined company on Nasdaq; (b) without derogating from the generality of the requirements of the foregoing clause (a) and to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), (c) to effect the Nasdaq Reverse Split, and (d) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations and will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Company agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.9.

5.10 Tax Matters.

(a) For U.S. federal income Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.

(b) The Parties shall use their respective reasonable best efforts to cause the Merger to qualify, and will not take (or knowingly fail to take) any action or cause (or knowingly fail to cause) any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment. The Parties shall use commercially reasonable efforts to operate the Surviving Corporation so as to meet the “continuity of business enterprise” requirement and any other requirements pursuant to Section 368(a)(2)(E) of the Code. The Parties shall not file any U.S. federal, state or local Tax Return in a manner that is inconsistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

(c) At least ten (10) Business Days prior to Closing, Parent will provide the Company with its determinations regarding the applicability of Section 280G of the Code and reasonable supporting calculations to any employee, officer, director or other service provider of Parent or any of its Subsidiaries that, in connection with the Contemplated Transactions (i) may receive the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) may receive a benefit in the form of accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit received.

(d) Each Party shall reasonably cooperate and shall cause its respective Affiliates to reasonably cooperate with each other Party and its agents, including accounting firms and legal counsel, in connection with the determination of withholding under Section 1.12 (including the calculation of earnings and profits of Parent), any Tax Proceeding and the preparation of any Tax Return of Parent, the Company or any of its Subsidiaries. Such cooperation shall include each Party making such information and documents in its possession relating to Parent, the Company or any of their Subsidiaries reasonably necessary in connection with any Tax Proceeding or such preparation available to the other Party. The Parties shall retain all Tax Returns, schedules, and work papers, and all material records and other documents relating thereto, until the expiration of the applicable statute of limitations (including, to the extent noticed by any Party, any extensions thereof) of the Tax period to which such Tax Returns and other documents and information relate. Each of the Parties shall also make available to the other Party, as reasonably requested and available on a mutually convenient basis, personnel responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes to provide reasonable explanation of any documents or information provided hereunder. Any information or documents provided under this Agreement shall be kept confidential by the Party receiving such information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with a Tax Proceeding.

(e) Fifty percent (50%) of any transfer Taxes shall be borne and paid by each of Parent and the Company if and when due. Each of Parent and the Company shall, at its own expense, timely file any Tax Return or other documents with respect to such Taxes.

(f) Parent and its Subsidiaries shall timely file 2025 U.S. federal, state, and foreign income Tax extensions for their applicable Tax Returns. Neither Parent nor any of its Subsidiaries shall file income Tax Returns or any other income Tax related forms (including but not limited to change in accounting method forms) prior to the close of the Merger unless required to meet due dates required by applicable Law (for which a valid extension cannot be made).

5.11 Directors and Officers. The Parties shall take all necessary action so that immediately after the Effective Time, (a) the Parent Board comprises seven (7) members (provided that the total number of directors to comprise the Parent Board immediately after the Effective Time may be changed by the Company at any time prior to the Closing by written notice to Parent), with each member designated by the Company, (b) the Persons to be designated by the Company during the Pre-Closing Period are elected or appointed, as applicable, to the positions of officers of Parent, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law and (c) the Persons to be designated by the Company during the Pre-Closing Period are elected or appointed, as applicable, to the positions of directors of Parent, as set forth therein, and to the classes of such director positions as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law. If any Person designated by the Company is unable or unwilling to serve as an officer of Parent, as set forth therein, as of the Effective Time, the Company shall designate a successor in its sole discretion. If any Person designated by the Company is unable or unwilling to serve as a director of Parent, as set forth therein, as of the Effective Time, the Company shall designate a successor in its sole discretion. The Persons designated by the Company pursuant to this Section 5.11 shall be the Company’s designees pursuant to clause (c) of this Section 5.11 (which initial designees may include vacancies and be supplemented or changed by the Company at any time prior to the Closing by written notice to Parent to include different board designees who are reasonably acceptable to Parent).

5.12 Termination of Certain Agreements and Rights. The Company shall cause the Investor Agreements set forth on Section 5.12 of the Company Disclosure Schedule to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation, in each case, to the extent the rights contained in such Investor Agreements do not terminate upon or immediately following the Effective Time in accordance with its terms. Parent shall use reasonable best efforts to cause the Contracts set forth on Section 5.12(a) of the Parent Disclosure Schedule to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation. During the Pre-Closing Period, Parent shall not initiate any research, development or discovery programs (including the nomination of new targets) under the Contracts set forth on Section 5.12(b) of the Parent Disclosure Schedule. Parent shall use commercially reasonable efforts to prepay any costs or expenses to maintain any Legacy Asset (as defined in the CVR Agreement) through the Disposition Period (as defined in the CVR Agreement) under the Contracts set forth on Section 5.12(c) of the Parent Disclosure Schedule.

5.13 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock, restricted stock awards to acquire Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. At least ten (10) days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger, and (b) the number of other derivative securities (if any) with respect to Company Capital Stock owned by such individual and expected to be converted into shares of Parent Common Stock, restricted stock awards to acquire Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

5.14 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.

5.15 Allocation Certificate; Parent Outstanding Shares Certificate.

(a) The Company will prepare and deliver to Parent at least ten (10) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time): (i) each holder of Company Capital Stock and Company Options; (ii) such holder’s name and address; (iii) the number and type of Company Capital Stock held or underlying the Company Options as of the immediately prior to the Effective Time for each such holder; (iv) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Stock Award to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time; and (v) each investor in the Concurrent Financing, the total investment to be made by such investor in the Concurrent Financing, the percentage of the Concurrent Financing Proceeds represented by such stockholder’s investment in the Concurrent Financing, and the number of shares of Company Class A Common Stock to be issued to such holder pursuant to this Agreement (the “Allocation Certificate”).

(b) Parent will prepare and deliver to the Company at least ten (10) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Parent in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time (i) the number of shares of Parent Common Stock and (ii) the number of shares of Parent Common Stock held or underlying the Parent Stock Awards (including whether such Parent Stock Awards are In the Money Parent Options) or Pre-Funded Warrants, in each case as of the Effective Time for such holder (the “Parent Outstanding Shares Certificate”).

5.16 Company Financial Statements. The Company will as promptly as practicable furnish to Parent (i) audited financial statements for the fiscal year ended 2025 for inclusion in the Proxy Statement and the Registration Statement (the “Company 2025 Audited Financial Statements” and, collectively with the audited financial statements of the Company as of December 31, 2024, the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to the Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company 2026 Interim Financial Statements”). Each of the Company 2025 Audited Financial Statements and the Company 2026 Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company 2025 Audited Financial Statements or the Company 2026 Interim Financial Statements, as the case may be.

5.17 Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on the Contemplated Transactions.

5.18 Stockholder Litigation. Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, Parent shall (a) promptly advise the Company in writing of any stockholder litigation or investigation against it or its directors relating to this Agreement, the Merger or the Contemplated Transactions and keep the Company fully informed regarding such stockholder litigation and (b) give the Company the opportunity to participate in the defense or settlement of any stockholder litigation or investigation relating to this Agreement or any of the Contemplated Transactions, and not settle any such litigation or investigation without the Company’s written consent, which will not be unreasonably withheld, conditioned or delayed.

5.19 Equity Plans. Prior to or as of the Effective Time, the Parent Board shall approve, adopt and submit for approval by the stockholders of Parent, and recommend and use commercially reasonable efforts to cause the stockholders of Parent to approve, (a) the 2026 Equity Incentive Plan in a form to be mutually agreed by Parent and the Company (the “2026 Plan”) which will provide for new awards for a number of shares of Parent Common Stock not exceeding eighteen percent (18%) of the Parent Common Stock issued and expected to be outstanding immediately after the Effective Time, as mutually agreed upon by Parent and the Company, and subject to approval by the Parent Board (for avoidance of doubt, such number of shares shall be in addition to the number of shares of Parent Common Stock subject to outstanding Parent Stock

Awards or subject to Company Options assumed by Parent as contemplated by Section 5.5), and which may include an annual increase pursuant to an “evergreen” provision to provide for optional annual increases of up to five percent (5%) of the total number of fully diluted shares of capital stock of Parent as of the day prior to such increase; and (b) the 2026 Employee Stock Purchase Plan (the “2026 ESPP”), in a form to be mutually agreed by Parent and the Company with a total pool of shares of Parent Common Stock not exceeding one percent (1%) of the Parent Common Stock issued and expected to be outstanding immediately after the Effective Time, and may include an annual increase pursuant to an “evergreen” provision providing for an annual increase of up to one percent (1%) of the total number of fully diluted shares of capital stock of Parent outstanding as of the day prior to such increase ((a) and (b), collectively, the “Equity Plan Proposals”). Subject to the approval of the 2026 Plan by the stockholders of Parent, Parent shall file with the SEC, as promptly as practicable after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2026 Plan.

5.20 Parent SEC Documents. From the date of this Agreement until the Effective Time, Parent shall use commercially reasonable efforts to timely file with the SEC all Parent SEC Documents. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document filed by Parent with the SEC shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act.

5.21 Parent Options and RSUs. Before the Effective Time, Parent shall take all actions necessary to provide that all Parent Stock Awards shall be fully vested as of the Effective Time and that no option to purchase Parent Common Stock shall be exercised later than ninety (90) days following the termination of service of the holder of such option.

5.22 Parent Operations Wind-Down. During the Pre-Closing Period, Parent and its Subsidiaries shall, except as the Company shall otherwise consent in writing, wind-down all preclinical, CMC and clinical activities as promptly as practicable after the date hereof, with any liabilities with respect thereto to be reflected on the Net Cash Schedule.

5.23 Concurrent Financing.

(a) Subject to the terms and conditions of this Agreement, the Company shall use reasonable best efforts to obtain the Concurrent Financing on the terms and conditions described in the Subscription Agreement and satisfy the conditions to the Concurrent Financing as described in the Subscription Agreement and shall not permit any termination, amendment or modification to be made to, or any waiver of any provision under, or any replacement of, the Subscription Agreement if such termination, amendment, modification, waiver or replacement (i) reduces the aggregate amount of the Concurrent Financing below the Concurrent Investment Amount or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Concurrent Financing, or otherwise expands, amends or modifies any other provision of the Subscription Agreement, in a manner that would reasonably be expected to (x) delay or prevent the Closing or the consummation of the Merger or (y) adversely impact the ability of the Company to enforce its rights against other parties to the Subscription Agreement. The Company shall promptly deliver to Parent copies of any such termination, amendment, modification, waiver or replacement.

(b) The Company shall use reasonable best efforts (i) to maintain in effect the Subscription Agreement, (ii) to enforce its rights under the Subscription Agreement and (iii) to comply with its obligations under the Subscription Agreement.

(c) The Company shall give Parent prompt notice (i) of any material breach or default by any party to the Subscription Agreement or definitive agreements related to the Concurrent Financing of which the Company becomes aware, (ii) of the receipt of any written notice or other written communication from any Purchaser with respect to any (x) actual material breach, default, termination or repudiation by any party to the Subscription Agreement or definitive agreements related to the Concurrent Financing of any provisions of the Subscription Agreement or definitive agreements related to the Concurrent Financing or (y) material dispute or disagreement relating to the Concurrent Financing with respect to the obligation to fund the Concurrent Financing at or substantially simultaneously with the Closing, and (iii) if at any time for any reason the Company believes in good faith that it will not be able to obtain all or any portion of the Concurrent Investment Amount on the terms and conditions, in the manner or from the sources contemplated by the Subscription Agreement or definitive agreements related to the Concurrent Financing. The Company shall promptly provide information reasonably requested by Parent relating to the circumstances referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction (or, to the extent permitted by applicable Law, written waiver by each of the Parties) of each of the following conditions:

6.1 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.2 Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote and such Required Company Stockholder Vote shall remain in full force and effect and shall not have been revoked.

6.3 Parent Charter Amendment. The Parent Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware.

6.4 Listing. (a) The existing shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date and (b) the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.

6.5 Subscription Agreement. The Subscription Agreement shall be in full force and effect and cash proceeds of not less than the Concurrent Investment Amount shall have been received by the Company, or will be received by the Company substantially simultaneously with the Closing, in connection with the consummation of the transactions contemplated by the Subscription Agreement.

6.6 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

6.7 Parent Net Cash Determination. Parent Net Cash shall have been finally determined in accordance with Section 1.6.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction (or, to the extent permitted by applicable Law, written waiver by Parent) of each of the following conditions:

7.1 Accuracy of Representations. (i) The representation and warranty of the Company set forth in clause (y) of Section 2.8 shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date; (ii) the Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date); and (iii) the representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and clause (y) of Section 2.8) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3 Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2, 7.5 and 7.6 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.15 is true and accurate in all respects as of the Closing Date; and

(b) the Allocation Certificate.

7.4 FIRPTA Certificate. Parent shall have received (i) an original signed statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably acceptable to Parent.

7.5 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

7.6 Termination of Investor Agreements. The rights contained in the Investor Agreements set forth on Section 5.12 of the Company Disclosure Schedule shall have been terminated (or will be terminated as of the Closing in accordance with its terms).

7.7 Company Lock-Up Agreements. Parent shall have received the Company Lock-Up Agreements duly executed by each of the Company Lock-Up Signatories and each executive officer and director of the Company who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Closing, each of which shall be in full force and effect as of immediately following the Effective Time.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligation of the Company to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing is subject to the satisfaction (or, to the extent permitted by applicable Law, written waiver by the Company) of each of the following conditions:

8.1 Accuracy of Representations. (i) The representations and warranties of Parent and Merger Sub set forth in clause (y) of Section 3.8 shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date; (ii) the Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date); and (iii) the representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations and in clause (y) of Section 3.8) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent certifying that the conditions set forth in Sections 8.1, 8.2 and 8.4 have been duly satisfied;

(b) the Parent Outstanding Shares Certificate;

(c) the Parent Closing Financial Certificate, a draft of which shall have been provided at least five (5) Business Days prior to the Closing, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by the Company to verify and determine the information contained therein;

(d) a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Effective Time, executed by each of the directors of Parent who are not to continue as directors of Parent after the Effective Time pursuant to Section 5.11 hereof; and

(e) the executed CVR Agreement.

8.4 No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.

8.5 Parent Net Cash. Parent Net Cash determined in accordance with Section 1.6 (after giving effect to the payment of the Parent Pre-Closing Dividend (including any amounts intended to be declared as a Parent Pre-Closing Dividend or declared and unpaid)) shall be greater than an amount equal to $500,000 below $0.

8.6 Parent Distributions. Each such Parent Distribution Amount declared or intended to be declared by Parent shall have been either (a) distributed to the holders of shares of Parent Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Parent Common Stock outstanding as of each Parent Distribution Record Date (subject to any adjustments as required by Nasdaq’s due bills period requirements) or (b) deposited by Parent with Parent’s transfer agent for further distribution to such holders of shares of Parent Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Parent Common Stock.

Section 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Company Stockholder Matters by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Contemplated Transactions shall not have been consummated by November 30, 2026 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the SEC has not declared the Registration Statement effective under the Securities Act, then either Parent or the Company shall be entitled to extend the End Date for an additional sixty (60) calendar days by written notice to the Company;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of any such Governmental Body issuing any such order, decree or ruling or taking any such other action;

(d) by Parent if, subject to Section 4.5, the Company Stockholder Written Consent executed by each Company Signatory shall not have been obtained within three (3) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Company Stockholder Written Consent has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f) by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(g) by Parent (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred;

(h) by the Company (at any time prior to receipt of the Required Company Stockholder Vote and following compliance in all material respects with all of the requirements set forth in Section 5.2(e)(i)) concurrently with entering into a Permitted Alternative Agreement and after having paid to Parent the Parent Termination Fee pursuant to Section 9.3(c);

(i) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a thirty (30) calendar day period commencing upon delivery of written notice from the Company to Parent of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective); or

(j) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that neither Parent nor Merger Sub is then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(j) as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a thirty (30) calendar day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(j) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(j) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

The Party desiring to terminate this Agreement pursuant to this Section 9.1, shall give the other Party written notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.8, Section 9.3, Section 10 and the definitions of the defined terms in such Sections (including the definitions of such defined terms set forth in Exhibit A) shall survive the termination of this Agreement and shall remain in full force and effect following such termination, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, Section 1.6(e), Section 5.4, Section 5.9 and Section 5.10(e), the Transaction Expenses shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided that the Company shall bear sixty percent (60%) of all fees and expenses incurred in relation to (i) the printing and filing with the SEC of the Registration Statement and Proxy Statement and any amendments and supplements thereto and paid to a financial printer or the SEC, and (ii) the proxy solicitation firm engaged in connection with the Parent Stockholders’ Meeting.

(b) If:

(i) (A) this Agreement is terminated pursuant to Section 9.1(b), Section 9.1(e) or Section 9.1(i), (B) an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to Parent or the Parent Board at any time after the date of this Agreement but prior to the termination of this Agreement (which shall not have been withdrawn) and (C) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (B) or in respect of any other Acquisition Proposal; or

(ii) this Agreement is terminated by the Company pursuant to Section 9.1(f) (or, at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 9.1(f));

then Parent shall pay to the Company a nonrefundable fee in an amount equal to $600,000 (the “Company Termination Fee”), in the case of Section 9.3(b)(i), upon the consummation of such Subsequent Transaction or, in the case of Section 9.3(b)(ii), within two (2) Business Days following the termination of this Agreement plus any amount payable to the Company pursuant to Section 9.3(f).

(c) If:

(i) (A) this Agreement is terminated pursuant to Section 9.1(b), Section 9.1(d), or Section 9.1(j), (B) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company or the Company Board at any time after the date of this Agreement but prior to obtaining the Required Company Stockholder Vote (which shall not have been withdrawn, (1) in the case of a termination pursuant to Section 9.1(b) or Section 9.1(j), at the time the Required Company Stockholder Vote is obtained and (2) in the case of a termination pursuant to Section 9.1(d), at the time of such termination) and (C) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (B) or in respect of any other Acquisition Proposal;

(ii) this Agreement is terminated by Parent pursuant to Section 9.1(g) (or, at the time this Agreement is terminated, Parent had the right to terminate this Agreement pursuant to Section 9.1(g)); or

(iii) this Agreement is terminated pursuant to Section 9.1(h);

then (A) the Company shall pay to Parent an amount equal to $20,000,000 (the “Parent Termination Fee”), in the case of Section 9.3(c)(i) in the event this Agreement is terminated pursuant to Section 9.1(d) or Section 9.1(j), upon the consummation of such Subsequent Transaction or, in the case of Section 9.3(c)(ii) and Section 9.3(c)(iii), within two (2) Business Days following the termination of this Agreement, plus any amount payable to Parent pursuant to Section 9.3(f) and (B) the Company shall pay to Parent an amount equal to $8,000,000 in the case of Section 9.3(c)(i) in the event this Agreement is terminated pursuant to Section 9.1(b), upon the consummation of such Subsequent Transaction, plus any amount payable to Parent pursuant to Section 9.3(f).

(d) (i) If this Agreement is terminated pursuant to Section 9.1(e), Section 9.1(f) or Section 9.1(i) or (ii) in the event of the failure of the Company to consummate the transactions to be contemplated at the Closing solely as a result of a Parent Material Adverse Effect as set forth in Section 8.4 (provided that at such time all of the other conditions precedent to Parent’s obligation to close set forth in Section 6 and Section 7 have been satisfied by the Company, are capable of being satisfied by the Company or have been waived by Parent), then Parent shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions (such expenses, collectively, the “Third Party Expenses”), up to a maximum of $750,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to the Company except for reasonably documented out-of-pocket expenses otherwise reimbursable by the Company to such financial advisors pursuant to the terms of the Company’s engagement letter or similar arrangement with such financial advisors. For the avoidance of doubt, to the extent any Third Party Expenses are paid, such amounts shall be credited against any Company Termination Fee which becomes payable thereafter.

(e) (i) If this Agreement is terminated pursuant to Section 9.1(d), Section 9.1(g) or Section 9.1(j) or (ii) in the event of the failure of Parent to consummate the transactions to be consummated to the Closing solely as a result of a Company Material Adverse Effect as set forth in Section 7.5; provided that at such time all of the other conditions precedent to the Company’s obligation to close set forth in Section 6 and Section 8 have been satisfied by Parent are capable of being satisfied by Parent or have been waived by the Company, the Company shall reimburse Parent for all Third Party Expenses incurred by Parent up to a maximum of $750,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to Parent except for amounts paid or to be paid in connection with delivery of a fairness opinion or reasonably documented out-of-pocket expenses otherwise reimbursable by Parent to such financial advisors pursuant to the terms of Parent’s engagement letter or similar arrangement with such financial advisors. For the avoidance of doubt, to the extent any Third Party Expenses are paid, such amounts shall be credited against any Parent Termination Fee which becomes payable thereafter.

(f) Any Company Termination Fee or Parent Termination Fee due under this Section 9.3 shall be paid by wire transfer of same day funds. If a Party fails to pay when due any amount payable by it under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable out-of-pocket costs and expenses (including reasonable and out-of-pocket fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent (3%).

(g) The Parties agree that, (i) subject to Section 9.2, payment of the Company Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement under the circumstances described in Section 9.3(b), it being understood that in no event shall Parent be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Company Termination Fee (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(g) shall limit the rights of Parent and Merger Sub under Section 10.11.

(h) The Parties agree that, (i) subject to Section 9.2, payment of the Parent Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Parent following the termination of this Agreement under the circumstances described in Section 9.3(c), it being understood that in no event shall the Company be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Parent Termination Fee (x) the Company shall have no further liability to Parent in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither Parent nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the Company or seek to obtain any recovery, judgment or damages of any kind against the Company (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of the Company) in connection with or arising out of this Agreement or the termination thereof, any breach by the Company giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) Parent and its Affiliates shall be precluded from any other remedy against the Company and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(h) shall limit the rights of the Company under Section 10.11.

(i) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the applicable Party in the circumstances in which such amount is payable.

Section 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval of the Company, Merger Sub and Parent at any time (whether before or after obtaining the Required Company Stockholder Vote or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement; and (f) IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO TRIAL BY JURY.

10.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

10.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (provided that no bounceback or similar “undeliverable” message is received by such sender) prior to 5:00 p.m. Eastern Time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

Rallybio Corporation

234 Church Street

New Haven, CT 06510

Attention: Jonathan Lieber

Email: [***]

with a copy to (which shall not constitute notice):

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: Zachary Blume; Tyler Silvey

Email: zachary.blume@ropesgray.com; tyler.silvey@ropesgray.com if to the Company:

Avenzo Therapeutics, Inc.

12707 High Bluff Dr.,

Suite 200,

San Diego, CA 92130 Attention: Avenzo Legal Department

Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP

10265 Science Center Dr.

San Diego, CA 92121

Attention: Rama Padmanabhan; Charles Bair

Email: rama@cooley.com; Cbair@cooley.com

10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with their specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond, surety or other security in connection with any such order or injunction.

10.12 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13 Construction.

(a) References to “cash,” “dollars” or “$” are to U.S. dollars.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e) As used in this Agreement, the word “extent” in the phrase “to the extent” means the degree to which a subject extends and does not simply mean “if.”

(f) As used in this Agreement, the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”).

(g) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(h) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.

(i) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(j) The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(k) Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. Eastern Time on the date that is two (2) calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(l) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(m) Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is not a Business Day, then the period in question will end on the next Business Day; (iii) if any action (other than any action described in Section 5.4) must be taken on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; (iv) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (v) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

10.14 Defined Terms Defined Elsewhere.

Term	Section

2026 ESPP	5.19

2026 Plan	5.19

Accounting Firm	1.6(e)

Agreement	Preamble

Allocation Certificate	5.15(a)

Term	Section

Anti-Bribery Laws	2.23

Anticipated Closing Date	1.6(a)

Asset Disposition(s)	4.7

Certificate of Merger	1.3

Certifications	3.6(a)

Closing	1.3

Closing Date	1.3

COBRA	2.12(c)(iv)

Company	Preamble

Company 2025 Audited Financial Statements	5.16

Company 2026 Interim Financial Statements	5.16

Company Audited Financial Statements	5.16

Company Balance Sheet	2.7

Company Benefit Plan	2.12(a)

Company Board Adverse Recommendation Change	5.2(d)

Company Board Recommendation	5.2(d)

Company Budget	4.2(b)(v)

Company Bylaws	2.1(b)

Company Charter	2.1(b)

Company Determination Notice	5.2(e)(i)

Company Disclosure Schedule	Section 2

Company EIP	5.5(a)

Company Financial Statements	2.6(a)

Company In-bound License	2.19(b)

Company Interim Financial Statements	5.16

Company Licensed IP	2.19(b)

Company Lock-Up Agreement	Recitals

Company Lock-Up Signatories	Recitals

Company Material Contracts	2.16(a)

Company Notice Period	5.2(e)(i)

Company Out-bound License	2.19(c)

Company Products	2.11(c)

Company Registered IP	2.19(a)

Company Safety Notices	2.11(g)

Company Stock Awards	2.2(b)

Company Stock Certificate	1.8

Required Company Stockholder Vote	2.4(c)

Company Stockholder Matters	5.2(a)

Company Stockholder Support Agreement	Recitals

Company Stockholder Written Consent(s)	Recitals

Company Termination Fee	9.3(b)

Covered Person	3.2(e)

CVR	1.7

CVR Agreement	1.7

Term	Section

Determination Notice	5.3(d)(i)

Dispute Notice	1.6(b)

Disqualifying Event	3.2(e)

Dissenting Shares	1.10(a)

D&O Indemnified Parties	5.6(a)

Effective Time	1.3

Encumbrances	2.5(a)

End Date	9.1(b)

Environmental Law	2.14(b)

Equity Plan Proposals	5.19

Exchange Agent	1.9(a)

Exchange Fund	1.9(a)

FDA	2.11(c)

FDA Ethics Policy	2.11(h)

Hazardous Substance	2.14(c)

Health Care Laws	2.11(a)

HIPAA	2.11(k)

Information Statement	5.2(a)

Intended Tax Treatment	5.10(a)

IT Systems	2.19(g)

Merger	Recitals

Merger Sub	Preamble

Nasdaq Listing Application	5.9

Net Cash Calculation	1.6(a)

Net Cash Schedule	1.6(a)

Ordinary Course Agreement	2.15(g)

Parent	Preamble

Parent Benefit Plan	3.12(a)

Parent Board Adverse Recommendation Change	5.3(c)

Parent Board Recommendation	5.3(c)

Parent Charter Amendment	1.4(b)

Parent Disclosure Schedule	Section 3

Parent In-bound License	3.19(b)

Parent IT Systems	3.19(g)

Parent Licensed IP	3.19(b)

Parent Material Contracts	3.16(a)

Parent Notice Period	5.3(d)(i)

Parent Out-bound License	3.19(c)

Parent Outstanding Shares Certificate	5.15(b)

Parent Distribution	4.8

Parent Distribution Amount	4.8

Parent Products	3.11(c)

Parent Registered IP	3.19(a)

Parent Safety Notices	3.11(g)

Term	Section

Parent SEC Documents	3.6(a)

Parent Stock Awards	3.2(b)

Parent Stockholder Matters	5.3(a)(ii)

Parent Stockholders’ Meeting	5.3(a)

Parent Stockholder Support Agreement	Recitals

Parent Termination Fee	9.3(c)

PBGC	2.12(c)(iii)

Pension Plan	2.12(b)

Permits	2.10

Permitted Encumbrances	2.18(a)

Pre-Closing Distribution	1.7

Pre-Closing Period	4.1(a)

Privacy Laws	2.19(h)

Purchasers	2.25(a)

Required Company Stockholder Vote	2.4(c)

Required Parent Stockholder Vote	3.4(c)

Response Date	1.6(b)

Reverse Stock Split Proposal	1.4(b)

Rights Agent	1.7

Stockholder Notice	5.2(c)

Subscription Agreement	Recitals

Surviving Corporation	1.1

Tax Action	2.15(d)

Tax Opinion	5.1(c)

Third Party Expenses	9.3(d)

WARN Act	2.13(d)

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

RALLYBIO CORPORATION

By:	/s/ Jonathan I. Lieber

Name:	Jonathan I. Lieber

Title:	Chief Financial Officer and Treasurer

FARMINGTON MERGER SUB, INC.

By:	/s/ Jonathan I. Lieber

Name:	Jonathan I. Lieber

Title:	President and Secretary

[Signature Page to Agreement and Plan of Merger and Reorganization]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

AVENZO THERAPEUTICS, INC.

By:	/s/ Athena Countouriotis, M.D.

Name:	Athena Countouriotis, M.D.

Title:	President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company or any of its Affiliates, on the one hand, or Parent or any of its Affiliates, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal; provided, however, that the term “Acquisition Inquiry” shall not include the Merger or the other Contemplated Transactions or any transactions related to the Asset Dispositions or Concurrent Financing.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party, other than the Asset Dispositions and the Concurrent Financing.

“Acquisition Transaction” means any transaction or series of related transactions (other than the Asset Dispositions and the Concurrent Financing) involving: (x) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or (y) any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets that constitute or account for twenty percent (20%) or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole; provided, that “Acquisition Transaction” shall not include any licenses granted by the Company in the Ordinary Course of Business.

“Affiliate” means, with respect to a Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the corollary terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” means the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

Exhibit A

“Antitrust Laws” means the HSR Act or any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws.

“Authorized Share Increase” means an increase in the number of authorized shares of Parent Capital Stock that Parent is authorized to issue to a number determined by the Company in its sole discretion.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.

“Cash and Cash Equivalents” means cash, currency, and cash equivalents as determined in accordance with GAAP, including (a) all cash and cash equivalents in deposit accounts or other similar accounts, (b) marketable securities with maturities of three (3) months or less, (c) checks, money orders, and other negotiable instruments, (d) cash in transit. Cash and Cash Equivalents shall be net of the amount of any outstanding checks or other payment obligations that have been issued but not yet cleared, and (e) prepaid expenses, including those set forth on Schedule A of the Parent Disclosure Schedule. For the avoidance of doubt, “Cash and Cash Equivalents” excludes any restricted cash, escrowed amounts, or amounts held as collateral for obligations (including letters of credit and performance bonds), and amounts being held for remittance to Tax authorities with respect to Taxes associated with the Pre-Closing Distribution and Parent Distribution.

“Code” means the Internal Revenue Code of 1986.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Change in Circumstance” means a change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof, or (B) the fact, in and of itself, that the Company meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of the Company or any of its Subsidiaries that occurs or arises after the date of this Agreement.

“Company Charter Amendment” means an amendment to the Company Charter during the Pre-Closing Period to increase the authorized shares of Company Class A Common Stock.

“Company Class A Common Stock” means the Class A Common Stock, $0.0001 par value per share, of the Company.

“Company Common Stock” means, collectively, the Company Class A Common Stock and the Company non-voting Common Stock.

Exhibit A

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1(a) (Organization, Standing and Power), 2.2 (Capital Stock), 2.3 (Subsidiaries) 2.4 (Authority) and 2.24 (Brokers).

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company, taken as a whole; provided, however, that any Effect, individually or together with other Effects, arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business, political, or economic conditions generally affecting the industry in which the Company operates, including with respect to the imposition of, or adjustments to, tariffs or other trade restrictions; (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics and related or associated epidemics, disease outbreaks or quarantine restrictions; (c) changes in financial, banking or securities markets; (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP); (e) the announcement of this Agreement or the pendency of the Contemplated Transactions; (f) resulting from the taking of any action expressly required to be taken by this Agreement; or (g) continued losses from operations or decreases in cash balances of the Company; except, with respect to clauses (a) through (d), to the extent such Effect disproportionately affects the Company, taken as a whole, relative to other similarly situated companies in the industries in which the Company operates, in which case, such Effect shall be taken into account to the extent of such disproportionate effect on the Company.

“Company non-voting Common Stock” means the non-voting Common Stock, $0.0001 par value per share, of the Company.

“Company Option” means any option or other right to purchase shares of Company Capital Stock issued by the Company.

“Company Owned IP” means all Intellectual Property owned by the Company or any of its Subsidiaries in whole or in part.

“Company Preferred Stock” means collectively, the Company Series A Preferred Stock, the Company Series A-1 Preferred Stock and the Company Series B Preferred Stock.

“Company Series A Preferred Stock” means the Series A Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series A-1 Preferred Stock” means the Series A-1 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series B Preferred Stock” means the Series B Preferred Stock, par value $0.0001 per share, of the Company.

Exhibit A

“Company Signatories” means the officers, directors and stockholders of the Company set forth on Schedule A hereto.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) following the date of this Agreement, the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.

“Concurrent Financing” means an acquisition of shares of Company Class A Common Stock to be consummated immediately prior to the Effective Time pursuant to the Subscription Agreement with aggregate gross cash proceeds of at least the Concurrent Investment Amount.

“Concurrent Financing Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Concurrent Financing Proceeds by (B) the Aggregate Valuation.

“Concurrent Financing Merger Shares” means, subject to Section 1.5(f), the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Concurrent Financing Allocation Percentage.

“Concurrent Financing Proceeds” means the proceeds resulting from the Concurrent Financing.

“Concurrent Investment Amount” means $215,000,000.

“Confidentiality Agreement” means the Mutual Confidential Disclosure Agreement, dated as of May 5, 2026, by and between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Permits).

“Contemplated Transactions” means the Merger and the other transactions and actions contemplated by this Agreement, including the Nasdaq Reverse Split, the Parent Charter Amendment, the Concurrent Financing and the Asset Dispositions.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance or development.

Exhibit A

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Excepted Contracts” means (a) shrink-wrap, click wrap and off-the-shelf Contracts for commercially available software or services, (b) Contracts that have expired on their own terms or were terminated prior to the date hereof that do not have any continuing obligations, rights or interests (other than obligations to maintain confidentiality or indemnification provided in the Ordinary Course of Business), (c) any materials transfer agreements, sponsored research agreements, services agreements or other similar Contracts entered into in the Ordinary Course of Business, (d) Contracts with clinical trial sites, subcontractors and/or vendors, in each case, entered into in the Ordinary Course of Business and where any license granted thereunder by the Company or Parent, as applicable, is incidental to the primary purpose of such Contract, (e) Contracts containing an inbound license granted to the Company or Parent, as applicable, to use third party Intellectual Property, where such license is not material to the Company or Parent, as applicable, taken as a whole, (f) nondisclosure agreements entered into (x) in the Ordinary Course of Business or (y) in connection with discussions, negotiations and transactions related to this Agreement or any transactions that were evaluated and/or pursued as an alternative to the Contemplated Transactions, and (g) any Contract for the purchase of services, consumables, materials, equipment or supplies that is entered into the Ordinary Course of Business.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means, subject to Section 1.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

•	“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Parent Valuation plus (iii) the Concurrent Financing Proceeds.

•	“Company Allocation Percentage” means the Company Valuation divided by the Aggregate Valuation.

•	“Company Merger Shares” the product determined by multiplying (a) the Post-Closing Parent Shares by (b) the Company Allocation Percentage.

•	“Company Valuation” means $300,000,000.

Exhibit A

•

“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time (excluding any shares of Company Class A Common Stock issued in the Concurrent Financing), expressed on a fully-diluted and as-converted to Company Class A Common Stock basis and using the treasury stock method, but assuming, without limitation or duplication, (i) the exercise of all Company Options outstanding as of immediately prior to the Effective Time, and (ii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, restricted stock awards, restricted stock units, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants, restricted stock awards, restricted stock units or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Company Capital Stock reserved for issuance other than with respect to outstanding Company Options as of immediately prior to the Effective Time).

•	“Parent Allocation Percentage” means the Parent Valuation divided by the Aggregate Valuation.

•	“Parent Equity Value” means $15,000,000.

•

“Parent Outstanding Shares” means, subject to Section 1.5(f) (that addresses, among other things, the possibility to effect the Nasdaq Reverse Split) and the immediately following sentence, the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted basis and using the treasury stock method (and shall include, for the avoidance of doubt, all In the Money Parent Options), but assuming, without limitation or duplication, the issuance of shares of Parent Common Stock in respect of all Parent Stock Awards, Pre-Funded Warrants, and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time (assuming cashless exercise), whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Parent Common Stock reserved for issuance other than with respect to outstanding Parent Stock Awards as of immediately prior to the Effective Time and as set forth above). For the avoidance of doubt, no Out of the Money Parent Options shall be included in the total number of shares of Parent Common Stock outstanding for purposes of determining the Parent Outstanding Shares.

•

“Parent Valuation” means (i) if Parent Net Cash is greater than $500,000, the sum of (x) the Parent Equity Value plus (y) the amount by which Parent Net Cash exceeds $500,000, (ii) if Parent Net Cash is between $500,000 and $500,000 below zero dollars, the Parent Equity Value, or (iii) Parent Net Cash is greater than $500,000 below zero dollars, the sum of (x) Parent Equity Value minus (y) the amount by which Parent Target Net Cash is greater than $500,000 below zero dollars.

Exhibit A

•	“Post-Closing Parent Shares” means the quotient obtained by dividing the Parent Outstanding Shares by the Parent Allocation Percentage.

Set forth on Schedule I is an illustrative example of Exchange Ratio calculations as of the date of this Agreement.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all intellectual property rights of any kind or nature in any jurisdiction throughout the world, including all of the following: (i) trademarks or service marks (whether registered or unregistered), trade names, domain names, social media user names, social media addresses, logos, slogans, and trade dress, including applications to register any of the foregoing, together with the goodwill symbolized by any of the foregoing; (ii) patents, utility models and any similar or equivalent statutory rights with respect to the protection of inventions, and all applications for any of the foregoing, together with all re-issuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof; (iii) copyrights (registered and unregistered) and applications for registration; (iv) trade secrets and customer lists, in each case to the extent any of the foregoing derive economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from their disclosure or use, and other confidential information (“Confidential Information”); and (v) any other proprietary or intellectual property rights of any kind or nature, to the extent protected by applicable law.

“In the Money Parent Options” shall mean any Parent Options with an exercise price less than or equal to the Parent Closing Price (subject to adjustment to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock).

“Investor Agreement” shall mean any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of any share of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director designation rights.

Exhibit A

“Investor Agreement Termination Consent” shall mean the consent required to terminate the Investor Agreements set forth on Section 5.12 of the Company Disclosure Schedule in accordance with Section 5.12.

“IRS” means the U.S. Internal Revenue Service.

“knowledge” of any party means (i) the actual knowledge of any executive officer of such party or (ii) any fact or matter which any such officer of such party would be expected to discover or otherwise become aware of in the course of conducting a reasonably comprehensive investigation, consistent with such officer’s title and responsibilities, concerning the existence of the relevant matter.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Merger Consideration” means, on a per share basis, the number of shares of Parent Common Stock issuable in exchange for each share of Company Capital Stock, as applicable, in accordance with Section 1.5(a).

“Merger Sub Board” means the board of directors of Merger Sub.

“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Capital Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.

“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock (if any) at a reverse stock split ratio mutually agreed to by Parent and the Company that is effected by Parent (i) for the purpose of maintaining compliance with Nasdaq listing standards or for the combined company to meet the initial listing standards of Nasdaq or (ii) if requested by the Company.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its and its Subsidiaries’ normal operations and consistent with its and its Subsidiaries’ past practices and the Ordinary Course of Business of Parent shall also include actions required to effect the Asset Dispositions or effect the winding down of Parent’s prior research and development activities (including the termination of ongoing contractual obligations relating to Parent’s current products or product candidates).

Exhibit A

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out of the Money Parent Options” shall mean Parent Options with an exercise price greater than the Parent Closing Price (subject to adjustment to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock).

“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent or any of its Subsidiaries.

“Parent Balance Sheet” means the unaudited balance sheet of Parent as of September 30, 2025 included in Parent’s Report on Form 10-Q for the quarterly period ended September 30, 2025, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.

“Parent Change in Circumstance” means a change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof, or (B) the fact, in and of itself, that Parent meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Parent or any of its Subsidiaries that occurs or arises after the date of this Agreement.

“Parent Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of Parent, on behalf of Parent and not in his or her personal capacity, certifying Parent Net Cash as of the Anticipated Closing Date.

“Parent Closing Price” means the price per share in an amount equal to (a) the Parent Valuation divided by (b) the Parent Outstanding Shares.

“Parent Common Stock” means the Common Stock, $0.0001 par value per share, of Parent.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a) (Organization, Standing and Power), 3.2(a) and (b) (Capital Stock), 3.4 (Authority) and 3.22 (Brokers).

Exhibit A

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent or its Subsidiaries, taken as a whole; provided, however, that any Effect, individually or together with other Effects, arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business, political or economic conditions generally affecting the industry in which Parent or any of its Subsidiaries operate, including with respect to the imposition of, or adjustments to, tariffs or other trade restrictions; (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics and related or associated epidemics, disease outbreaks or quarantine restrictions; (c) changes in financial, banking or securities markets; (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP); (e) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (f) the failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent (it being understood, however, that any Effect causing or contributing to the failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (g) any changes in or affecting clinical trial programs or studies conducted by or on behalf of Parent or its Subsidiaries, including any adverse data, event or outcome arising out of or related to any such programs or studies; (h) the announcement of this Agreement or the pendency of the Contemplated Transactions; (i) the Asset Dispositions; (j) any reduction in the amount of Parent’s Cash and Cash Equivalents as a result of expenditures made by Parent related to wind down activities of Parent associated with the termination of its research and development activities (including the termination of ongoing contractual obligations relating to Parent current products or product candidates); or (k) the taking of any action expressly required to be taken by this Agreement; except, with respect to clauses (a) through (d), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate, in which case, such Effect shall be taken into account to the extent of such disproportionate effect on Parent and its Subsidiaries.

“Parent Net Cash” means, without duplication, (a) Parent’s Cash and Cash Equivalents as of the Anticipated Closing Date (which shall be calculated after giving effect to the expected payments of any declared Parent Distribution Amounts as well as any amounts intended to be declared and paid as Parent Distribution Amounts), minus (b) Parent’s accounts payable, accrued expenses (including Parent’s unpaid Transaction Expenses, the costs of any tail policy associated with any directors’ and officers’ insurance policy to be bound at the Closing, and forty percent (40%) of all fees and expenses incurred in relation to (i) the printing and filing with the SEC of the Registration Statement and Proxy Statement and any amendments and supplements thereto and paid to a financial printer or the SEC, and (ii) the proxy solicitation firm engaged in connection with the Parent Stockholders’ Meeting), lease termination costs, notice payments, fines

Exhibit A

or other payments to be made by Parent in order to terminate any existing agreements to which Parent is a party, and any other estimated expenses associated with the wind-down of Parent’s prior research and development activities at or after Closing, actual and estimated costs and expenses incurred in connection with the Asset Dispositions and other bona fide current and long-term liabilities (such liabilities, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP) (with any such liabilities to be resolved by Parent and the Company in good faith), minus (c) any severance or change-in-control or payments (including associated payroll taxes) that become payable by Parent to any director, officer, employee or consultant of Parent or any of its Subsidiaries or other Person in connection with the consummation of the Contemplated Transactions, minus (d) any previously declared and unpaid Parent Distribution Amounts, minus (e) to the extent not collected prior to the Anticipated Closing Date, the employer portion of any payroll, employment or similar Taxes associated with the Parent Distributions.

“Parent Option” means any option or other right to purchase shares of Parent Common Stock.

“Parent Owned IP” means all Intellectual Property owned by Parent or any of its Subsidiaries in whole or in part.

“Parent Distribution Record Date” means the record date set by the Parent Board for the payment of each Parent Distribution in accordance with Section 213(c) of the DGCL and Parent’s Organizational Documents.

“Parent Preferred Stock” means the Preferred Stock, $0.0001 par value per share, of Parent.

“Personal Information” means any information that alone or in combination with other information can be used to identify an individual.

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; (c) following the date of this Agreement, Parent shall have entered into any letter of intent or similar document or Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4) in violation of the terms of this Agreement; (d) Parent or any director or officer of Parent shall have willfully and intentionally breached the provisions set forth in Section 4.4 or Section 5.3; or (e) the Parent Board shall have failed to publicly reaffirm the Parent Board Recommendation within ten (10) Business Days after the Company so requests in writing, provided, that the Company may only make such request once every thirty (30) days unless there has been a publicly disclosed change regarding an Acquisition Proposal.

“Party” or “Parties” means, each of or collectively, as applicable, the Company, Merger Sub and Parent.

Exhibit A

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Person” means any individual, Entity or Governmental Body.

“Potentially Transferable Assets” means all assets, technology and Intellectual Property of Parent as they existed at any time prior to the date of this Agreement.

“Pre-Funded Warrants” means each of the Pre-Funded Warrants to purchase shares of Parent Common Stock issued by Parent on November 15, 2022 to the holders thereof.

“Proxy Statement” means the definitive proxy statement/prospectus to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.

“Reference Date” means May 26, 2026.

“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock) to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to some or all holders of Company Capital Stock in the Merger, including all shares of Parent Common Stock to be issued in exchange for all shares of Company Capital Stock in the Merger (including shares of Class A Common Stock issued in the Concurrent Financing), as such registration statement may be amended prior to the time it is declared effective by the SEC.

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes).

“Subsidiary” means, with respect to a Person, an Entity that such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

Exhibit A

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to twenty percent (20%) in the definition of Acquisition Transaction being treated as references to greater than fifty percent (50%) for these purposes) that: (a) was not obtained or made as a result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the Company or Parent, as applicable, to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions and is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party).

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means all U.S. federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, occupation, workers’ compensation, premium, real property, personal property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated, escheat, unclaimed property and other taxes, fees, assessments, charges or levies of any kind whatsoever in the nature of tax (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

“Tax Proceeding” means any proposed audit, assessment, examination, claim or other controversy or proceeding relating to an amount of Taxes of the Company or any of its Subsidiaries.

“Tax Return” means any return, declaration, report, election, claim for refund, information return, or statement filed or supplied or required to be filed or supplied to any Governmental Body with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

“Transaction Expenses” means, with respect to each Party, all fees and expenses incurred by such Party at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement, including (a) any fees and expenses of legal counsel and accountants and the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such Party; (b) fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (c) any fees and expenses in connection with the printing, mailing and distribution of the Proxy Statement and Registration Statement and any amendments and supplements thereto; (d) any fees and expenses payable to Nasdaq; and (e) any fees and expenses of the Rights Agent and the Exchange Agent.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

Exhibit A

EXHIBIT B-1

FORM OF COMPANY STOCKHOLDER SUPPORT AGREEMENT

(see attached)

Exhibit B-1

EXHIBIT B-2

FORM OF PARENT STOCKHOLDER SUPPORT AGREEMENT

(see attached)

Exhibit B-2

EXHIBIT C

FORM OF COMPANY LOCK-UP AGREEMENT

(see attached)

Exhibit C

EXHIBIT D

FORM OF CVR AGREEMENT

(see attached)

Exhibit D

SCHEDULE I

EXCHANGE RATIO

(see attached)

Company Signatories

Exhibit 10.1

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (THIS “AGREEMENT”) is made as of May 31, 2026, by and between AVENZO THERAPEUTICS, INC., a Delaware corporation (“Company”), and the Person set forth on Schedule A hereto (the “Stockholder”).

WHEREAS, as of the date hereof, the Stockholder is the holder of the number of shares of common stock, par value $0.0001 per share (“Common Stock”) and preferred stock, par value $0.0001 per share (“Preferred Stock” and collectively with the Common Stock, the “Parent Shares”), of RALLYBIO CORPORATION, a Delaware corporation (the “Parent”), set forth opposite the Stockholder’s name on Schedule A (all Parent Shares owned by the Stockholder, or hereafter issued to or otherwise acquired, whether beneficially or of record, or owned by the Stockholder prior to the termination of this Agreement, as well as shares set forth on Schedule A, being referred to herein as the “Subject Shares”);

WHEREAS, the Company, Parent and FARMINGTON MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Stockholder hereby covenants and agrees that:

1.1. Voting of Subject Shares. From and after the date hereof, at every meeting of the holders of Parent Shares (the “Parent Stockholders”), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if the Parent Stockholders act by written consent in lieu of a meeting), the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote or cause to be voted the Subject Shares (a) in favor of approving the Contemplated Transactions, including the Parent Stockholder Matters, the Authorized Share Increase Proposal and the other actions contemplated by the Merger Agreement, (b) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger, and (c) against any Acquisition Proposal. Except as permitted under clauses (A) through (K) of Section 1.2 below, the Stockholder shall retain at all times the right to vote the Subject Shares in the Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to the Parent Stockholders.

1.2. No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, prior to the Effective Time, the Stockholder shall not, directly or indirectly, (a) create any Encumbrance other than restrictions imposed by Law or pursuant to this Agreement on any Subject Shares; (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of, the Subject Shares or any interest therein; (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares; (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares; or (e) take any action that, to the knowledge of the Stockholder, would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect or have the effect of preventing the Stockholder from performing the Stockholder’s obligations hereunder. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, the Stockholder may (A) Transfer the Subject Shares as a bona fide charitable contribution, gift or donation; (B) Transfer the Subject Shares to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder; (C) Transfer the Subject Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Stockholder; (D) Transfer the Subject Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Stockholder; (E) make Transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement; (F) make Transfers not involving a change in beneficial ownership; (G) if the Stockholder is a trust, Transfer Subject Shares to any beneficiary of the Stockholder or the estate of any such beneficiary; (H) exercise an option to purchase Parent Shares or settle an equity award (including a net or cashless exercise of such option); (I) Transfer Parent Shares to the Parent to cover tax withholding obligations of the Stockholder in connection with the vesting, settlement or exercise of any options or other equity awards, as applicable, provided that in each case, the underlying Parent Shares shall continue to be subject to the restrictions on transfer set forth in this Agreement; (J) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Parent Shares; and (K) Transfer Parent Shares to the Parent pursuant to arrangements under which the Parent has the option to repurchase such Parent Shares; provided that, with respect to clauses (A) through (G) above, the transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Company with a copy of such agreement promptly upon consummation of any such Transfer; provided, further that with respect to clauses (A) through (C) and (E) through (G) above, no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such Transfer (other than filings made in respect of involuntary Transfers); provided that reasonable notice shall be provided to Company prior to any such filing and that the underlying Parent Shares shall continue to be subject to the restrictions on Transfer set forth in this Agreement. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

1.3. Documentation and Information. The Stockholder shall permit and hereby authorizes the Company and Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that the Company or Parent reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, the Stockholder’s identity and ownership of the Subject Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. The Parent is an intended third-party beneficiary of this Section 1.3.

1.4. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. The Stockholder hereby irrevocably appoints Company as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of the Parent Stockholders, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of the Parent Stockholders or in connection with any action sought to be taken by written consent of the Parent Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of the Parent Stockholders or in connection with any action sought to be taken by written consent of the Parent Stockholders without a meeting. Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of this Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.2. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Parent. The Stockholder hereby affirms that the proxy set forth in this Section

1.4 is given in connection with and granted in consideration of and as an inducement to the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.4 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 4.2. With respect to any Subject Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Subject Shares to grant the irrevocable proxy and take all other actions provided for in this Section 1.4 with respect to such Subject Shares.

1.5. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Company any direct or indirect ownership or incidents of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares will remain and belong to the Stockholder, and Company will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Parent or exercise any power or authority to direct the Stockholder in the voting of any of the Subject Shares, except as otherwise expressly provided herein with respect to the Subject Shares and except as otherwise expressly provided in the Merger Agreement.

1.6. Waivers. In connection with the Contemplated Transactions, the Stockholder hereby expressly agrees that the Stockholder will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Body, which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (b) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by Parent Board, breaches any fiduciary duty of the Parent Board or any member thereof; provided that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Parent.

1.7. No Solicitation of Transactions. The Stockholder hereby agrees that, during the Pre- Closing Period, the Stockholder shall not, directly or indirectly: (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (b) furnish any non-public information regarding the Parent to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (c) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 1.7) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (d) approve, endorse or recommend any Acquisition Proposal; (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (f) publicly propose to do any of the foregoing; provided, however, that the foregoing restrictions in this Section 1.7 shall only apply to the Stockholder in the Stockholder’s capacity as a holder of Parent Shares and not, for the avoidance of doubt, in the Stockholder’s capacity as a director or officer (if applicable) of the Parent, whose activities with respect to any Acquisition Proposal or Acquisition Inquiry shall be governed by the Merger Agreement. The Stockholder hereby represents and warrants that the Stockholder has read Section 4.4 (Parent Non-Solicitation) of the Merger Agreement and agrees not to engage in any actions prohibited thereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Company that:

2.1. Organization; Authorization; Binding Agreement. The Stockholder, if not a natural person, is duly incorporated or organized, as applicable, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. The Stockholder has full legal capacity and power, right and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions.

2.2. Ownership of Subject Shares; Total Shares. The Stockholder is the record or beneficial owner of the Subject Shares and has good and marketable title to the Subject Shares free and clear of any Encumbrances (including any restriction on the right to vote or otherwise transfer the Subject Shares), except (a) as provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act, (c) subject to any risk of forfeiture or repurchase rights of the Parent with respect to any Parent Shares granted to the Stockholder under an employee benefit plan of Parent and (d) as provided in the certificate of incorporation or bylaws of the Parent. The Subject Shares listed on Schedule A opposite the Stockholder’s name constitute all of the Parent Shares owned by the Stockholder as of the date hereof. Except pursuant to the Parent’s certificate of incorporation, bylaws and the right of the Parent to purchase or acquire any Parent Shares pursuant to an employee benefit plan of the Parent, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. For purposes of this Agreement “Beneficial Ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

2.3. Voting Power. The Stockholder has full voting power, with respect to the Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Subject Shares. None of the Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided hereunder.

2.4. Reliance. The Stockholder has had the opportunity to review the Merger Agreement, and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the transactions contemplated by the Merger Agreement. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the transactions contemplated by the Merger Agreement. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.5. Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

2.6. Non-Contravention. The execution and delivery of this Agreement by the Stockholder and the performance of the transactions contemplated by this Agreement by the Stockholder does not and will not violate, conflict with, or result in a breach of: (a) the organizational documents of such Stockholder, (b) any applicable Law or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Body to which the Stockholder is subject, or (c) any Contract to which the Stockholder is a party or is bound or to which the Subject Shares are subject, such that it could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company represents and warrants to the Stockholder that:

3.1. Organization; Authorization. Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The consummation of the transactions contemplated hereby is within Company’s corporate powers and has been duly authorized by all necessary corporate actions on the part of Company. Company has full power and authority to execute, deliver and perform this Agreement.

3.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by Company and constitutes a valid and binding obligation of Company enforceable against Company in accordance with its terms, subject to the Enforceability Exceptions.

ARTICLE IV

MISCELLANEOUS

4.1. Notices. All notices, requests and other communications to either party hereunder shall be in writing (including electronic mail) and shall be given, (a) if to Company, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder’s address or electronic mail address set forth on a signature page hereto, or to such other address or electronic mail address as the Stockholder may hereafter specify in writing to Company.

4.2. Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, and (c) the amendment of the Merger Agreement, without the prior written consent of the Stockholder, in a manner that affects the economics or material terms of the Merger Agreement in a manner that is adverse to the Stockholder. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 4.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof, and (ii) the provisions of this Article IV shall survive any termination of this Agreement.

4.3. Confidentiality. Except to the extent required by applicable Law, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Company has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information (a) to its attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided such representatives are subject to confidentiality obligations at least as restrictive as those contained herein), and (b) to any Affiliate, partner, member, stockholder, parent or subsidiary of the Stockholder, provided in each case that the Stockholder informs the Person receiving the information that such information is confidential and such Person agrees in writing to abide by the terms of this Section 4.3. Neither the Stockholder nor any of its Affiliates (other than the Parent, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable. The Parent is an intended third-party beneficiary of this Section 4.3.

4.4. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

4.5. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as set forth in Section 1.3 and Section 4.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that Company may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Company of any of its obligations hereunder; provided however that the Stockholder may transfer the Parent Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, so long as the transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Company with a copy of such Agreement promptly upon consummation of any such transfer.

4.6. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement, each party hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware (the “Delaware Courts”); (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 4.6; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party hereto; (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 4.1 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.

4.7. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

4.8. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

4.9. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

4.10. Specific Performance. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties hereto waives any bond, surety or other security that might be required of any other party with respect thereto.

4.11. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Articles,” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Schedules to this Agreement, respectively.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

4.12. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Agreement.

4.13. No Legal Actions. Each Stockholder will not in its capacity as a Stockholder of Parent bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Parent Board, constitutes a breach of any fiduciary duty of the Parent Board or any member thereof.

4.14. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood the Merger Agreement, this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Parent, or the Company) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Contemplated Transactions. The Stockholder understands and acknowledges that Parent, the Company and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

4.15. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

4.16. Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a holder of Parent Shares, and not in the Stockholder’s capacity as a director, officer or employee of the Parent or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Parent in the exercise of his or her fiduciary duties as a director or officer of the Parent or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of the Parent or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

4.17. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Parent Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Parent’s organizational documents, the Merger, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

AVENZO THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER

(Print Name of Stockholder)

(Signature)

(Name and Title of Signatory, if Signing on Behalf of an Entity)

Address for Notices:

Email:____________________________________________

[Signature Page to Parent Support Agreement]

Schedule A

Name of Stockholder	No. Shares
[•]	[•]

Exhibit 10.2

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (THIS “AGREEMENT”) is made as of May 31, 2026, by and between RALLYBIO CORPORATION, a Delaware corporation (“Parent”), and the [Person] set forth on Schedule A hereto (the “Stockholder”).

WHEREAS, as of the date hereof, the Stockholder is the holder of the number of shares of class A common stock, par value $0.0001 per share (“Common Stock”) and preferred stock, par value $0.0001 per share (“Preferred Stock” and collectively with the Common Stock, the “Company Shares”), of AVENZO THERAPEUTICS, INC., a Delaware corporation (the “Company”), set forth opposite the Stockholder’s name on Schedule A (all Company Shares owned by the Stockholder, or hereafter issued to or otherwise acquired, whether beneficially or of record, or owned by the Stockholder prior to the termination of this Agreement, as well as shares set forth on Schedule A, being referred to herein as the “Subject Shares”);

WHEREAS, the Company, Parent and Farmington Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Stockholder hereby covenants and agrees that:

1.1. Voting of Subject Shares. From and after the date hereof, at every meeting of the holders of Company Shares (the “Company Stockholders”), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if the Company Stockholders act by written consent in lieu of a meeting), the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote or cause to be voted the Subject Shares (a) in favor of adopting the Merger Agreement and approving the Merger, the other Contemplated Transactions, the Company Stockholder Matters, and the other actions contemplated by the Merger Agreement, (b) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger, and (c) against any Acquisition Proposal. Except as permitted under clauses (A) through (K) of Section 1.2 below, the Stockholder shall retain at all times the right to vote the Subject Shares in the Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to the Company Stockholders.

1.2. No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, prior to the Effective Time, the Stockholder shall not, directly or indirectly, (a) create any Encumbrance other than restrictions imposed by Law or pursuant to this Agreement on any Subject Shares; (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of, the Subject Shares or any interest therein; (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares; (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares; or (e) take any action that, to the knowledge of the Stockholder, would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect or have the effect of preventing the Stockholder from performing the Stockholder’s obligations hereunder. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, the Stockholder may (A) Transfer the Subject Shares as a bona fide charitable contribution, gift or donation; (B) Transfer the Subject Shares to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder; (C) Transfer the Subject Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Stockholder; (D) Transfer the Subject Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Stockholder; (E) make Transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement; (F) make Transfers not involving a change in beneficial ownership; (G) if the Stockholder is a trust, Transfer Subject Shares to any beneficiary of the Stockholder or the estate of any such beneficiary; (H) exercise an option to purchase Company Shares or settle an equity award (including a net or cashless exercise of such option ); (I) Transfer Company Shares to the Company to cover tax withholding obligations of the Stockholder in connection with the vesting, settlement or exercise of any options, or other equity awards, as applicable, provided that in each case, the underlying Company Shares shall continue to be subject to the restrictions on transfer set forth in this Agreement; (J) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Company Shares; and (K) Transfer Company Shares to the Company pursuant to arrangements under which the Company has the option to repurchase such Company Shares; provided that, with respect to clauses (A) through (G) above, the transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Parent with a copy of such agreement promptly upon consummation of any such Transfer; provided, further that with respect to clauses (A) through (C) and (E) through (G) above, no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such Transfer (other than filings made in respect of involuntary Transfers); provided that reasonable notice shall be provided to Parent prior to any such filing and that the underlying Company Shares shall continue to be subject to the restrictions on Transfer set forth in this Agreement. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

1.3. Documentation and Information. The Stockholder shall permit and hereby authorizes the Company and Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that the Company or Parent reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, the Stockholder’s identity and ownership of the Subject Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. The Company is an intended third-party beneficiary of this Section 1.3.

1.4. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. The Stockholder hereby irrevocably appoints Parent as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of the Company Stockholders, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of the Company Stockholders or in connection with any action sought to be taken by written consent of the Company Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of the Company Stockholders or in connection with any action sought to be taken by written consent of the Company Stockholders without a meeting. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of this Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.2. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company. The Stockholder hereby affirms that the proxy set forth in this Section 1.4 is given in connection with and granted in consideration of and as an inducement to Parent, the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.4 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 4.2. With respect to any Subject Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Subject Shares to grant the irrevocable proxy and take all other actions provided for in this Section 1.4 with respect to such Subject Shares.

1.5. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Parent any direct or indirect ownership or incidents of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares will remain and belong to the Stockholder, and Parent will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Subject Shares, except as otherwise expressly provided herein with respect to the Subject Shares and except as otherwise expressly provided in the Merger Agreement.

1.6. No Exercise of Appraisal Rights; Waivers. In connection with the Contemplated Transactions, the Stockholder hereby expressly (a) waives, to the extent permitted under applicable Law, any and all rights under Section 262 of the Delaware General Corporation Law, a copy of which is attached hereto as Appendix I, with respect to any Subject Shares and any and all rights under any other applicable Law granting the Stockholder the right to have any Subject Shares appraised in connection with the Contemplated Transactions or to otherwise dissent from the Contemplated Transactions, (b) agrees that the Stockholder will not, under any circumstances in connection with the Contemplated Transactions, exercise any dissenters’ or appraisal rights in respect of any Subject Shares, and (c) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Body, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by Company Board, breaches any fiduciary duty of the Company Board or any member thereof; provided that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company.

1.7. No Solicitation of Transactions. The Stockholder hereby agrees that, during the Pre Closing Period, the Stockholder shall not, directly or indirectly: (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (b) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (c) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 1.7) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (d) approve, endorse or recommend any Acquisition Proposal; (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (f) publicly propose to do any of the foregoing; provided, however, that the foregoing restrictions in this Section 1.7 shall only apply to the Stockholder in the Stockholder’s capacity as a holder of Company Shares and not, for the avoidance of doubt, in the Stockholder’s capacity as a director or officer (if applicable) of the Company, whose activities with respect to any Acquisition Proposal or Acquisition Inquiry shall be governed by the Merger Agreement. The Stockholder hereby represents and warrants that the Stockholder has read Section 4.5 (Company Non-Solicitation) of the Merger Agreement and agrees not to engage in any actions prohibited thereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Parent that:

2.1. Organization; Authorization; Binding Agreement. The Stockholder, if not a natural person, is duly incorporated or organized, as applicable, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. The Stockholder has full legal capacity and power, right and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions.

2.2. Ownership of Subject Shares; Total Shares. The Stockholder is the record or beneficial owner of the Subject Shares and has good and marketable title to the Subject Shares free and clear of any Encumbrances (including any restriction on the right to vote or otherwise transfer the Subject Shares), except (a) as provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act, (c) subject to any risk of forfeiture or repurchase rights of the Company with respect to any Company Shares granted to the Stockholder under an employee benefit plan of Company and (d) as provided in the certificate of incorporation or bylaws of the Company or that certain Investors’ Rights Agreement, dated as of August 22, 2025, by and among the Company and certain stockholders of the Company, that certain Right of First Refusal and Co-Sale Agreement, dated August 22, 2025, by and among the Company and certain stockholders of the Company, and that certain Voting Agreement, dated as of August 22, 2025, by and among the Company and certain stockholders of the Company (the “Voting Agreement”). The Subject Shares listed on Schedule A opposite the Stockholder’s name constitute all of the Company Shares owned by the Stockholder as of the date hereof. Except pursuant to the Company’s certificate of incorporation, bylaws and the right of the Company to purchase or acquire any Company Shares pursuant to an employee benefit plan of the Company, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. For purposes of this Agreement “Beneficial Ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

2.3. Voting Power. The Stockholder has full voting power, with respect to the Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Subject Shares. None of the Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided in the Voting Agreement and as provided hereunder.

2.4. Reliance. The Stockholder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the Company Stockholders, and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the transactions contemplated by the Merger Agreement. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the transactions contemplated by the Merger Agreement. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.5. Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

2.6. Non-Contravention. The execution and delivery of this Agreement by the Stockholder and the performance of the transactions contemplated by this Agreement by the Stockholder does not and will not violate, conflict with, or result in a breach of: (a) the organizational documents of such Stockholder, (b) any applicable Law or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Body to which the Stockholder is subject, or (c) any Contract to which the Stockholder is a party or is bound or to which the Subject Shares are subject, such that it could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Stockholder that:

3.1. Organization; Authorization. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The consummation of the transactions contemplated hereby is within Parent’s corporate powers and has been duly authorized by all necessary corporate actions on the part of Parent. Parent has full power and authority to execute, deliver and perform this Agreement.

3.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

ARTICLE IV

MISCELLANEOUS

4.1. Notices. All notices, requests and other communications to either party hereunder shall be in writing (including electronic mail) and shall be given, (a) if to Parent, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder’s address or electronic mail address set forth on a signature page hereto, or to such other address or electronic mail address as the Stockholder may hereafter specify in writing to Parent.

4.2. Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, and (c) the amendment of the Merger Agreement, without the prior written consent of the Stockholder, in a manner that affects the economics or material terms of the Merger Agreement in a manner that is adverse to the Stockholder. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 4.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof, and (ii) the provisions of this Article IV shall survive any termination of this Agreement.

4.3. Confidentiality. Except to the extent required by applicable Law, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Parent has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information (a) to its attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided such representatives are subject to confidentiality obligations at least as restrictive as those contained herein), and (b) to any Affiliate, partner, member, stockholder, parent or subsidiary of the Stockholder, provided in each case that the Stockholder informs the Person receiving the information that such information is confidential and such Person agrees in writing to abide by the terms of this Section 4.3. Neither the Stockholder nor any of its Affiliates (other than the Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable. The Company is an intended third-party beneficiary of this Section 4.3.

4.4. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

4.5. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as set forth in Section 1.3 and Section 4.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Parent of any of its obligations hereunder; provided however that the Stockholder may transfer the Company Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, so long as the transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Parent with a copy of such Agreement promptly upon consummation of any such transfer.

4.6. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement, each party hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware (the “Delaware Courts”); (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 4.6; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party hereto; (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 4.1 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.

4.7. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

4.8. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

4.9. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

4.10. Specific Performance. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties hereto waives any bond, surety or other security that might be required of any other party with respect thereto.

4.11. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Articles,” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Schedules to this Agreement, respectively.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

4.12. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Agreement.

4.13. No Legal Actions. Each Stockholder will not in its capacity as a Stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Company Board, constitutes a breach of any fiduciary duty of the Company Board or any member thereof.

4.14. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to Stockholders of the Company as well as holders of Company Options, this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Parent, or the Company) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Contemplated Transactions. The Stockholder understands and acknowledges that Parent, the Company and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

4.15. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

4.16. Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a holder of Company Shares, and not in the Stockholder’s capacity as a director, officer or employee of the Company or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

4.17. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company’s organizational documents, the Merger, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

RALLYBIO CORPORATION

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER

(Print Name of Stockholder)

(Signature)

(Name and Title of Signatory, if Signing on Behalf of an Entity)

Address for Notices:

Email:____________________________________________

[Signature Page to Company Support Agreement]

Schedule A

Name of Stockholder	No. Shares
[•]	[	• ]

Appendix I

§ 262. Appraisal rights [For application of this section, see § 17; 82 Del. Laws, c. 45, § 23; 82 Del. Laws, c. 256, § 24; and 83 Del. Laws, c. 377, § 22].

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Exhibit 10.3

Lock-Up Agreement

May 31, 2026

Ladies and Gentlemen:

The undersigned (the “Stockholder”) understands that: (i) RALLYBIO CORPORATION., a Delaware corporation (“Parent”), has entered into an Agreement and Plan of Merger and Reorganization, dated as of May 31, 2026 (the “Merger Agreement”), with AVENZO THERAPEUTICS, INC., a Delaware corporation (the “Company”), and FARMINGTON MERGER SUB, INC. a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which at the effective time (the “Effective Time”), Merger Sub will be merged with and into the Company (the “Merger”) and the separate corporate existence of Merger Sub shall cease and the Company will continue as the surviving corporation; and (ii) in connection with the Merger, the stockholders of the Company will receive shares of common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”). Annex A sets forth definitions for certain capitalized terms used in this agreement that are not defined in the body of this agreement. Those definitions are a part of this agreement. Other capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a material inducement to the willingness of each of the parties to enter into the Merger Agreement and to consummate the Contemplated Transactions, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholder hereby agrees that the Stockholder will not, subject to the exceptions set forth in this letter agreement, during the period commencing upon the Effective Time and ending on the date that is 180 days after the Effective Time (the “Restricted Period”), (a) Sell or Offer to Sell, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock, including without limitation, Parent Common Stock or such other securities which may be deemed to be beneficially owned by the Stockholder or such Stockholder’s Family Member, in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and securities of Parent which may be issued upon exercise or settlement of a stock option or other equity award (collectively, “Shares”), (b) enter into any Swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, regardless of whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Parent Common Stock or such other securities, in cash or otherwise, (c) make any demand for or exercise any right with respect to the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for Parent Common Stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to such registration or (d) publicly announce any intention to do any of the foregoing, in each case other than:

(i) transfers of Shares as bona fide charitable contributions, gifts or donations;

(ii) transfers or dispositions of Shares to any Family Member or any trust for the direct or indirect benefit of the Stockholder and/or the Family Member of the Stockholder;

(iii) transfers or dispositions of Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the Immediate family of the Stockholder;

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(iv) transfers of Shares to stockholders, direct or indirect Affiliates, current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, Affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Stockholder;

(v) transfers that occur by operation of law pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of a marriage or civil union;

(vi) transfers or dispositions not involving a change in beneficial ownership;

(vii) if the Stockholder is a trust, transfers or dispositions to any beneficiary of the Stockholder or the estate of any such beneficiary;

(viii) transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Parent’s capital stock involving a change of control of the Parent, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Shares shall remain subject to the restrictions contained in this letter agreement;

(ix) transfers of Parent Common Stock, if any, issued in connection with the Concurrent Financing;

provided, that in each case of clauses (i)-(vii), (a) other than with respect to clauses (i), (iii), (iv), (v) and (vii), no filing by any party (including any donor, donee, transferor or transferee, distributor or distributee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than filings made in respect of involuntary transfers or dispositions or a filing on a Form 5 made after the expiration of the Restricted Period), (b) other than with respect to clause (iv), any such transfer or distribution shall not involve a disposition for value, and (c) the transferee or donee agrees in writing to be bound by the terms and conditions of this letter agreement and either the Stockholder or the transferee or donee provides Parent with a copy of such agreement promptly upon consummation of any such transfer.

Notwithstanding the restrictions imposed by this letter agreement, the Stockholder may (a) exercise or settle an option to purchase Shares or other equity award (including a net or cashless exercise of such option) and provided further, that the underlying Shares shall continue to be subject to the restrictions on transfer set forth in this letter agreement, (b) transfer Shares to Parent to cover tax withholding obligations of the Stockholder in connection with the vesting, settlement or exercise of such options or other equity awards, as applicable, (c) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act (“10b5-1 Plan”) for the transfer of Shares, provided that such plan does not provide for any transfers of Shares during the Restricted Period and, provided further, that, no filing under the Exchange Act or other public announcement shall be made voluntarily in connection with the establishment of such a plan, (d) transfer Shares to Parent pursuant to arrangements under which Parent has the option to repurchase such Shares, or (e) transfer or dispose of Shares acquired on the open market following the Effective Time.

Any attempted transfer in violation of this letter agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this letter agreement, and will not be recorded on the share register of Parent. To ensure compliance with the restrictions referred to herein, the Stockholder agrees that Parent and any duly appointed transfer agent may issue appropriate “stop transfer” certificates or instructions. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of the Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

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The Stockholder hereby represents and warrants that the Stockholder has full power and authority to enter into this letter agreement. All authority conferred or agreed to be conferred and any obligations of the Stockholder under this letter agreement will be binding upon the successors, assigns, heirs or personal representatives of the Stockholder.

In the event that any holder of Parent’s securities that is subject to a substantially similar agreement entered into by such holder, other than the Stockholder, is granted a release or waiver of the foregoing restrictions by Parent with respect to any shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Parent Common Stock held by the Stockholder shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent, to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders’ shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock outstanding immediately following the Effective Time; provided further that if the Stockholder is an executive officer or director of Parent and such release or waiver was conducted solely for the purpose of meeting Nasdaq’s initial listing standards, then such Stockholder shall not be entitled to such Pro-Rata Release.

Upon the release of any Shares from this letter agreement, Parent will cooperate with the Stockholder to facilitate the timely preparation and delivery of certificates or the establishment of book entry positions at the Parent’s transfer agent representing the Shares without the restrictive legend above and the withdrawal of any stop transfer instructions at the Parent’s transfer agent.

The Stockholder understands that each of Parent and the Company is relying upon this letter agreement in proceeding toward consummation of the Merger. The Stockholder further understands that this letter agreement is irrevocable and is binding upon the Stockholder’s heirs, legal representatives, successors and assigns.

This letter agreement and any claim, controversy or dispute arising under or related to this letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

The Stockholder understands that if the Merger Agreement is terminated in accordance with its terms, the Stockholder will be released from all obligations under this letter agreement.

The undersigned hereby represents that the undersigned has full power, capacity and authority to enter into this agreement. This letter agreement may be executed by electronic (i.e., PDF) transmission, which is deemed an original.

[Signature Page Follows]

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Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:

Name:

Title:

[SIGNATURE PAGE TO LOCK-UP AGREEMENT]

Certain Defined Terms

Used in Lock-up Agreement

For purposes of the agreement to which this Annex A is attached and of which it is made a part:

•	“Affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.

•	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.

•	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

•

“Family Member” shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned’s spouse, in each case living in the undersigned’s household or whose principal residence is the undersigned’s household (regardless of whether such spouse or family member may at the time be living elsewhere due to educational activities, health care treatment, military service, temporary internship or employment or otherwise). “Immediate family member” as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act.

•	“Immediate Family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

•	Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.

•	“Securities Act” shall mean the Securities Act of 1933, as amended.

•	“Sell or Offer to Sell” shall mean to:

–	sell, offer to sell, contract to sell or lend,

–	effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position,

–	pledge, hypothecate or grant any security interest in, or

–	in any other way transfer or dispose of,

in each case whether effected directly or indirectly.

•

“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.

Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this agreement.

[SIGNATURE PAGE TO LOCK-UP AGREEMENT]

Exhibit 10.4

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•] (the “Effective Date”), is entered into by and between Rallybio Corporation, a Delaware corporation (“Rallybio”), and [•], a [•], as Rights Agent (as defined herein).

RECITALS

A. Rallybio, Farmington Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Rallybio (“Merger Sub”) and Avenzo Therapeutics, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger and Reorganization, dated as of May 31, 2026 (as it may be amended, supplemented or otherwise modified from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Rallybio.

B. Pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, Rallybio has agreed to provide to the Holders (as defined herein) certain contingent value rights as hereinafter described.

C. The parties to this Agreement have done all things reasonably necessary to make the contingent value rights, when issued hereunder, the valid obligations of Rallybio and to make this Agreement a valid and binding agreement of Rallybio, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at any time, the registered Holders of more than forty percent (40%) of the total number of CVRs outstanding at such time, as set forth on the CVR Register.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Assignee” has the meaning set forth in Section 6.6.

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“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.

“CVR” means a contingent contractual right of Holders to receive the CVR Payments pursuant to this Agreement.

“CVR Payment” means a cash payment equal to one hundred percent (100%) of the Net Proceeds actually received by Rallybio during a CVR Payment Period.

“CVR Payment Period” means an annual period (or portion thereof) beginning on the Effective Date and ending on December 31 of any given calendar year during the CVR Term; provided, that if the last CVR Payment Period would end subsequent to the expiration of the CVR Term, such CVR Payment Period will end on the Termination Date.

“CVR Register” has the meaning set forth in Section 2.2(b).

“CVR Term” means the period beginning on the Closing Date (following the Closing) and ending on December 31, 2031.

“Disposition” means the sale, license, transfer or other disposition to a third party of any Legacy Asset by Rallybio or its Affiliates, including any sale or disposition of equity securities in any Subsidiary established by Rallybio to hold any right, title or interest in any Legacy Asset, in each case, during the Disposition Period.

“Disposition Agreement” means a definitive written agreement providing for the Disposition of all or any portion of the Legacy Assets.

“Disposition Period” means the period beginning on the Effective Date and ending on the date that is one year thereafter.

“Gross Proceeds” means, without duplication, the sum of all consideration that is received by Rallybio during the CVR Term with respect to (i) any upfront, milestone, royalty and other payments received under a Disposition Agreement and (ii) any Recursion Milestone Amounts; provided, that, for the avoidance of doubt, Gross Proceeds shall not include any amounts that are Incidental Benefits. Equity securities shall only constitute Gross Proceeds to the extent they are listed and traded on a national stock exchange, and shall have such value as quoted on such national securities exchange at the time of disposition of such equity securities.

“Holder” means, at the relevant time, a Person in whose name one or more CVRs are registered in the CVR Register.

“Holder Representative” means Stephen Uden, M.D., or any successor appointed by the Acting Holders with the prior written consent of Rallybio (such consent not to be unreasonably withheld, conditioned or delayed). In the event the Holder Representative is unable or unwilling to serve in such capacity, the Acting Holders shall promptly notify Rallybio and designate a proposed successor, which successor shall not be effective until Rallybio has provided its prior written consent thereto.

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“Incidental Benefits” means any amounts paid to, received or realized by Rallybio that are:

(a) Tax attributes, Tax refunds, Tax credits, Tax deductions or other Tax benefits (including utilization of net operating losses, basis increases, amortization or depreciation deductions, or reductions in Tax liability);

(b) profit-share, revenue-share, or similar participation payments;

(c) reimbursements or payments for research, development, clinical, regulatory, manufacturing, commercialization, patent or other costs or services;

(d) in-kind benefits of any nature or non-cash consideration (other than equity securities listed and traded on a national stock exchange); and

(e) other ancillary, indirect or incidental benefits, rights or value received in connection with or arising out of the Disposition Agreement.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legacy Assets” means Rallybio’s rights, assets, technology and intellectual property that were in existence immediately prior to the execution of the Merger Agreement and were used or generated prior to such execution in one or more of Rallybio’s research and development programs. For clarity, the Legacy Assets shall not include any asset, technology or intellectual property owned or controlled by the Company or its Subsidiaries prior to the Closing.

“Liability” means any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise.

“Loss” has the meaning set forth in Section 3.2(g).

“Membership Interest Purchase Agreement” means the Membership Interest Purchase Agreement, dated as of July 8, 2025, by and among Rallybio, Recursion Pharmaceuticals, Inc. and the other parties thereto.

“Net Proceeds” means, for any CVR Payment Period, Gross Proceeds minus Permitted Deductions. For clarity, to the extent Permitted Deductions exceed Gross Proceeds for any CVR Payment Period, any excess Permitted Deductions shall be applied against Gross Proceeds in subsequent CVR Payment Periods.

“Notice” has the meaning set forth in Section 6.1.

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“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of Rallybio, in their respective official capacities.

“Permitted Deductions” means the sum of:

(a) any applicable Tax (including any applicable value added or sales taxes) imposed on Gross Proceeds or otherwise payable by Rallybio or any of its Affiliates (regardless of whether the due date for such Taxes arises during or after the Disposition Period), including, without duplication, any income or other similar Taxes payable by Rallybio or any of its Affiliates that would not have been incurred by Rallybio or any of its Affiliates but for the Gross Proceeds, and any applicable Tax imposed on or otherwise payable in connection with making any CVR Payment or the issuance of any CVR (including, without limitation, (i) the employer portion of any employment, payroll, or other similar Taxes in respect of CVR Payments (including in respect of Parent In the Money Stock Options granted to employees, Parent restricted stock units or Parent restricted stock) and (ii) any withholding Taxes (including interest and penalties) relating to the issuance of a CVR or any CVR Payment); provided that, for purposes of calculating income Taxes payable by Rallybio or any of its Affiliates in respect of the Gross Proceeds, such income Taxes shall be calculated without taking into account any net operating losses or other Tax attributes generated by Rallybio or any of its Affiliates;

(b) any reasonable and documented expenses incurred by Rallybio or any of its Affiliates to preserve or ready the Legacy Assets for sale or in respect of its performance of this Agreement following the Effective Date or in respect of its performance of any Contract in connection with any Legacy Asset (in each case, to the extent such expenses are not included in the determination of Parent Net Cash in accordance with the Merger Agreement), including any damages, liabilities arising under any Contract or Disposition Agreement;

(c) any reasonable and documented expenses incurred or accrued by Rallybio or any of its Affiliates in connection with the negotiation, entry into and closing of any Disposition Agreement or the Disposition of any Legacy Asset;

(d) any Losses incurred by Rallybio or any of its Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Disposition, including indemnification obligations as set forth in a claims notice received by Rallybio or any of its Affiliates pursuant to any Disposition Agreement;

(e) any Liabilities borne by Rallybio or any of its Affiliates pursuant to Contracts related to Legacy Assets, including costs arising from the termination thereof (in each case only to the extent not included in the calculation of Parent Net Cash); and

(f) any amounts payable to the Rights Agent in connection with the distribution of any CVR Payment.

“Permitted Transfer” means a transfer of CVRs (i) upon death of a Holder by will or intestacy, (ii) pursuant to a court order, (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, or (v) as provided in Section 2.5.

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“Person” means any individual, corporation, partnership, joint venture, estate, trust, company, firm, limited liability company, society or other enterprise, association, organization, or any other entity not specifically listed herein, including any governmental authority.

“Pro Rata Share” means, with respect to any Holder, the quotient obtained by dividing (i) the aggregate number of CVRs held by such Holder by (ii) the aggregate number of outstanding CVRs held by all Holders, in each case, as reflected in the CVR Register.

“Recursion Milestone Amounts” means the aggregate cash payment amounts received by Rallybio from Recursion Pharmaceuticals, Inc. pursuant to Section 1.1(c) of the Membership Interest Purchase Agreement.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have been appointed pursuant to Article 3 of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Securities Act” means the Securities Act of 1933, as amended.

“Payment Statement” means, for a given CVR Payment Period during the CVR Term, a written statement of Rallybio, signed on behalf of Rallybio, setting forth in reasonable detail the calculation of the applicable CVR Payment for such CVR Payment Period.

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such entity.

ARTICLE 2

CONTINGENT VALUE RIGHTS

2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs represent the contractual rights of Holders to receive contingent cash payment of the aggregate CVR Payments from Rallybio pursuant to this Agreement. The initial Holders shall be the holders of (i) Parent Common Stock, (ii) Pre-Funded Warrants, (iii) Parent restricted stock units and (iv) In the Money Parent Options as of the close of business on the last Business Day prior to the day on which the Effective Time occurs (the “Record Date”). One (1) CVR will be issued with respect to each (w) share of Parent Common Stock, (x) Pre-Funded Warrant, (y) Parent restricted stock unit and (z) In the Money Parent Option that is outstanding as of the close of business on the Record Date.

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(b) Rallybio hereby appoints the Rights Agent to act as rights agent for Rallybio in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

2.2 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) Holders’ rights and obligations in respect of the CVRs derive solely from this Agreement. The CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will create and maintain a register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs, (ii) determining the Holders’ entitlement to CVRs and (iii) registering the CVRs and Permitted Transfers thereof. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from Rallybio. Except for the obligations to the Rights Agent and the Holder Representative set forth herein, neither Rallybio nor its Subsidiaries will have any responsibility or liability whatsoever to any Person other than the Holders.

(c) Subject to the restrictions on transferability set forth in Section 2.6, every request made to transfer CVRs must be in writing and accompanied by a written instrument of transfer reasonably acceptable to the Rights Agent, together with the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association (a “signature guarantee”) and other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed and properly completed, as applicable, by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination in accordance with its own internal procedures, that the transfer instrument is in proper form and otherwise complies on its face with the other terms and conditions of this Agreement (including the provisions in Section 2.6), register the transfer of the applicable CVRs in the CVR Register. All transfers of CVRs registered in the CVR Register will be the valid obligations of Rallybio, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. Rallybio and the Rights Agent may each require payment by the applicable Holder of a sum sufficient to cover any stamp or other Tax or governmental charge that is imposed in connection with any such registration of transfer (or evidence from the applicable Holder that such Taxes and charges are not applicable). No transfer of CVRs shall be valid until registered in the CVR Register and unless such transfer would not violate the Securities Act. Any putative transfer not duly registered in the CVR Register or in violation of the Securities Act shall be void.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register. The Acting Holders may, without duplication, make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Acting Holders, the Rights Agent shall promptly deliver a copy of such list to the Acting Holders.

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2.3 Payment Procedures.

(a) No later than forty-five (45) days following the end of each CVR Payment Period during the CVR Term, Rallybio shall deliver to the Rights Agent a Payment Statement for such CVR Payment Period. Concurrent with the delivery of each Payment Statement, on the terms and conditions of this Agreement, Rallybio shall pay the Rights Agent in U.S. dollars an amount equal to the CVR Payment for the applicable CVR Payment Period; provided, however, that in the event that the aggregate CVR Payment on any Payment Statement shall be less than $1,000,000, no CVR Payment shall be due and instead such CVR Payment shall be added to subsequent CVR Payments until: (i) the aggregate CVR Payments shall be at least $1,000,000 or (ii) the final CVR Payment Period. Rallybio will cause an amount equal to such CVR Payment to be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent (for further distribution to the Holders in accordance with the terms hereof) not less than ten (10) Business Days prior to the date of the applicable payment.

(b) Upon receipt of the wire transfer referred to in Section 2.3(a), the Rights Agent will promptly (and in any event within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address of each Holder set forth in the CVR Register at such time or by other method of delivery as specified by the applicable Holder in writing to the Rights Agent, an amount in cash equal to such Holder’s Pro Rata Share of the applicable CVR Payment.

(c) With respect to any Net Proceeds that are paid to Rallybio or its Affiliate, Rallybio shall have no further liability in respect of the respective CVR Payment upon delivery of the relevant funds to the Rights Agent in accordance with Section 2.3(a).

(d) Rallybio and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts required to be paid or distributed under this Agreement (including any issuance of a CVR pursuant to this Agreement or any CVR Payment payable pursuant to this Agreement), such amounts as Rallybio or the Rights Agent reasonably determines it is required to deduct and withhold with respect to the making of such payment or distribution (including in respect of the distribution of CVRs) under any provision of applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld pursuant to this paragraph (d), such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid or distributed to the Holder in respect of which such deduction and withholding were made. The Rights Agent will solicit from each Holder a properly completed IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, at or prior to any distribution or other payment to such Holder under this Agreement. If Rallybio or the Rights Agent fails to withhold any Tax required to be withheld pursuant to any issuance of a CVR or CVR Payment, Rallybio and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, such Taxes (including any interest and penalties) from subsequent payments with respect to the applicable CVR or, at Rallybio’s option, the Holder of such applicable CVR shall promptly pay such Tax to Rallybio upon request.

(e) Any portion of a CVR Payment that remains undistributed to the Holders on the date that is six months after the Rights Agent’s receipt of the applicable Payment Statement (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to Rallybio or a Person nominated in writing by Rallybio (with written notice thereof from Rallybio to the Rights Agent), and any Holder will thereafter look only to Rallybio for payment of such CVR Payment (which shall be without interest).

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(f) If any CVR Payment (or portion thereof) remains unclaimed by a Holder on the date that is one year after the Rights Agent’s receipt of the applicable Payment Statement or the CVR Payment (or immediately prior to such earlier date on which such CVR Payment would otherwise escheat to or become the property of any governmental authority), then: (i) such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of Rallybio and will be transferred to Rallybio or a Person nominated in writing by Rallybio (with written notice thereof from Rallybio to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor, and (ii) the CVRs to which such payment relate shall be deemed abandoned in accordance with Section 2.5 and shall no longer be deemed outstanding for any purpose (including for purposes of calculating each Holder’s Pro Rata Share). Neither Rallybio nor the Rights Agent will be liable to any Person in respect of a CVR Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. In addition to and not in limitation of any other indemnity obligation herein, Rallybio agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Rallybio or a public official.

2.4 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.

(b) CVRs will not represent any equity or ownership interest in Rallybio or any of its Affiliates. The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof.

(c) The CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Rallybio’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. It is highly possible that there will not be any CVR Payments. Neither Rallybio nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. This Section 2.4(c) is an essential and material term of this Agreement.

2.5 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option or upon the failure to claim payment under Section 2.3(f), abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Rallybio or a Person nominated in writing by Rallybio (with written notice thereof from Rallybio to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Rallybio of such transfer and cancellation. No such notice to the Rights Agent shall be required in the case of abandonment due to the failure to claim payment under Section 2.3(f). Nothing in this Agreement is intended to prohibit Rallybio or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

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2.6 Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. The CVRs will not be listed on any quotation system or traded on any securities exchange. Any purported transfer of a CVR other than through a Permitted Transfer shall be null and void ab initio.

ARTICLE 3

THE RIGHTS AGENT

3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith, fraud or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of a court of competent jurisdiction). Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b) The Rights Agent will not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any Person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Rallybio. All rights of action under this Agreement may be enforced (but shall not be required to be enforced) by the Rights Agent, any claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent will be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected by Rallybio in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in the absence of bad faith to be genuine and to have been signed or presented by or on behalf of Rallybio.

(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may (i) rely upon an Officer’s Certificate and (ii), in the absence of bad faith, gross negligence, fraud or willful misconduct on its part, incur no liability and be held harmless by Rallybio for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

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(d) The Rights Agent may engage and consult with counsel of its selection, and the written advice or opinion of such counsel will, in the absence of bad faith, gross negligence, fraud or willful misconduct on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(g) Rallybio agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct; provided that this Section 3.2(g) shall not apply to (i) income, receipt, franchise or similar Taxes, (ii) any Taxes imposed due to the Rights Agent’s connection with the jurisdiction imposing such Taxes (other than any connection caused solely by this Agreement or the Rights Agent performing, enforcing or receiving payments under this Agreement), or (iii) any Taxes imposed due to the failure of the Rights Agent to provide any form, document or certificate that would have reduced or eliminated the amount of withholding taxes (“Excluded Taxes”).

(h) In addition to the indemnification provided under Section 3.2(g), Rallybio agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Rallybio on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and properly documented out-of-pocket expenses, including all stamp and transfer Taxes (excluding any Excluded Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Rallybio will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.3(a) or Section 3.2(g), if Rallybio is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

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(j) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(k) Subject to applicable Law, (i) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of Rallybio or become peculiarly interested in any transaction in which Rallybio may be interested, or contract with or lend money to Rallybio or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for Rallybio or for any other Person.

(l) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Rallybio resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(m) Rallybio shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(n) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Rallybio only.

(o) The Rights Agent shall act hereunder solely as agent for Rallybio and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Rallybio, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Rallybio.

(p) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

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(q) The Rights Agent shall not be liable or responsible for any failure of Rallybio to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

(r) The obligations of Rallybio under this Section 3.2 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to Rallybio. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) Rallybio will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Rallybio will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Rallybio fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) Rallybio will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 6.2. Each notice will include the name and address of the successor Rights Agent. If Rallybio fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Rallybio.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Rallybio will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with Rallybio and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent; but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

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3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Rallybio and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided, that upon the request of Rallybio or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE 4

COVENANTS

4.1 Efforts. For a period of four (4) months after the Closing Date, Rallybio shall use commercially reasonable efforts to effect the Disposition of Legacy Assets, if any, pursuant to one (1) or more dispositions; provided that (a) such efforts shall only apply to a potential Disposition to a third party that Rallybio had been in discussions with regarding a Disposition prior to the Closing Date, (b) prior to the Closing Date, Rallybio shall have provided written notice to the Company of the potential buyer and the proposed terms of the Disposition Agreement, and (c) Rallybio shall only be required to use commercially reasonable efforts to effect the Disposition to the extent the applicable Disposition Agreement does not contain post-closing obligations or an indemnity.

4.2 List of Holders. Rallybio will furnish or cause to be furnished to the Rights Agent, in such form as Rallybio receives from its transfer agent (or other agent performing similar services for Rallybio), the names and addresses of the Holders within thirty (30) days following the Closing Date.

4.3 Prohibited Actions. Unless approved by the Holder Representative, Rallybio shall not grant any lien, security interest, pledge or similar interest in: (a) any CVR Payments, or (b) any Legacy Assets during the Disposition Period, other than (i) pursuant to the terms of a Disposition Agreement or (ii) any such interest generally granted with respect to all assets of Rallybio and not specific to any of the Legacy Assets, and which do not prohibit the ability of Rallybio to complete a Disposition and, in connection therewith, to deliver title to the Legacy Assets to the purchaser thereof, free and clear of such interest.

4.4 Audit Rights. Until the Termination Date and for a period of one year thereafter, Rallybio shall keep, and shall require its Affiliates to keep, complete and accurate books and records that may be necessary for the purpose of calculating the CVR Payments payable under this Agreement. At the request of the Acting Holders, the Holder Representative shall have the right to appoint an independent accounting firm to perform, on behalf of all Holders, an inspection of such books and records for the sole purpose of determining the CVR Payments payable hereunder, subject to the prior execution and delivery of a reasonable confidentiality agreement by such accounting firm. Upon at least ten (10) Business Days’ prior written notice from the Holder

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Representative, such audit shall be conducted during regular business hours in such a manner as to not unnecessarily interfere with Rallybio’s normal business activities. Such audit shall not be performed more frequently than once per calendar year, and no CVR Payment Period that has been the subject of a prior audit may be audited more than once. Notwithstanding the foregoing, no audit may cover any CVR Payment Period other than the two (2) most recent CVR Payment Periods ended prior to the date of the applicable audit request. If the audit reveals an overpayment, Rallybio shall be entitled to withhold such amount from future payments of CVR Payments. If the audit reveals an underpayment, Rallybio shall promptly (and in any event within thirty (30) days) remit such amount to the Rights Agent for distribution to the Holders. Rallybio shall pay the reasonable costs of such audit if the audit reveals an underpayment; otherwise, the Acting Holders requesting the audit shall bear such audit expenses.

ARTICLE 5

AMENDMENTS

5.1 Amendments Without Consent of Holders or Rights Agent.

(a) Rallybio, at any time and from time to time, may enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders or the Rights Agent (subject to Section 5.3), provided, that if any such amendment(s) (individually or the aggregate) impairs or adversely affects the rights of the Holders hereunder, such amendment shall also require the prior written consent of the Holders in accordance with Section 5.2:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) to evidence the succession of another Person to Rallybio and the assumption of any such successor of the covenants of Rallybio outlined herein in a transaction contemplated by Section 6.6;

(iii) to add to the covenants of Rallybio such further covenants, restrictions, conditions or provisions for the protection and benefit of the Holders; provided, that in each case, such provisions shall not adversely affect the rights of the Holders;

(iv) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that in each case, such provisions shall not adversely affect the rights of the Holders;

(v) as may be necessary to ensure that CVRs are not subject to registration under the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

(vi) as may be necessary to ensure that Rallybio is not required to produce a prospectus or an admission document in order to comply with applicable Law;

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(vii) to cancel CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.5 or (ii) following a transfer of such CVRs to Rallybio or its Affiliates in accordance with Section 2.2 and Section 2.6;

(viii) as may be necessary to ensure that Rallybio complies with applicable Law; or

(ix) to effect any other amendment to this Agreement that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this Agreement of any such Holder.

(b) Promptly after the execution by Rallybio of any amendment pursuant to this Section 5.1, Rallybio will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 6.2.

5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Rallybio without the consent of any Holder or the Rights Agent pursuant to Section 5.1, with the consent of the Acting Holders, Rallybio and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by Rallybio and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Rallybio will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 6.2.

5.3 Effect of Amendments. Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Rallybio which states that the proposed supplement or amendment is in compliance with the terms of this Article 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement, amendment or other modification to this Agreement shall be effective unless duly executed by the Rights Agent.

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ARTICLE 6

MISCELLANEOUS

6.1 Notices to Rights Agent and to Rallybio. All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing and delivered personally, by FedEx or other internationally recognized overnight courier service or, except with respect to any Notice from any Holder, by email. Such Notice shall be deemed given (a) on the date of delivery, if delivered in person or by e-mail (upon confirmation of receipt) prior to 5:00 p.m. in the time zone of the receiving party or on the next Business Day, if delivered after 5:00 p.m. in the time zone of the receiving party or (b) on the first Business Day following the date of dispatch, if delivered by FedEx or by other internationally recognized overnight courier service (upon proof of delivery), addressed as follows:

if to the Rights Agent, to:

[•]

[•]

[•]

Attention: [•]

E-mail: [•]

if to Rallybio, to:

[•]

[•]

[•]

Attention: [•]

E-mail: [•]

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto.

6.2 Notice to Holders. All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

6.3 Entire Agreement. As between Rallybio and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

6.4 Successor Substituted. Upon any consolidation of or merger by Rallybio with or into any other Person, or any conveyance, transfer or lease of substantially all of the properties and assets of Rallybio to any Person, the surviving Person or acquiring Person (as applicable) shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Rallybio under this Agreement with the same effect as if such Person had been named as Rallybio herein.

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6.5 Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided, that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 6.5.

6.6 Successors and Assigns. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, the Holder Representative, Rallybio and the Rights Agent and their respective successors and assigns. Except for assignments to its Affiliates and as provided in Section 6.5, the Rights Agent may not assign this Agreement without Rallybio’s prior written consent. Subject to Section 5.1(a)(ii) and Section 6.4 hereof, Rallybio may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom Rallybio is merged or consolidated, or any entity resulting from any merger or consolidation to which Rallybio shall be a party (each, an “Assignee”); provided, however, that in connection with any assignment to an Assignee, Rallybio shall agree to remain liable for the performance by Rallybio of its obligations hereunder (to the extent Rallybio exists following such assignment). Rallybio or an Assignee may not otherwise assign this Agreement without the prior consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed). Any attempted assignment of this Agreement in violation of this Section 6.6 will be void ab initio and of no effect.

6.7 Benefits of Agreement; Action by Acting Holders. Nothing in this Agreement, express or implied, will give to any Person (other than Rallybio, the Rights Agent, the Holder Representative, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Rallybio, the Rights Agent, the Holders and their permitted successors and assigns. The Holders are intended third-party beneficiaries under this Agreement, but will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to the performance of this Agreement by Rallybio, and no individual Holder or other group of Holders will be entitled to exercise such rights.

6.8 Governing Law. This Agreement and the CVRs will be governed by, and construed in accordance with, the Laws of the State of Delaware (without giving effect to any rule or principle that would result in application of the law of any other jurisdiction) and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

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6.9 Jurisdiction. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the District of Delaware (and appellate courts thereof); (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 6.9; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party; and (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 6.1 or Section 6.2 of this Agreement.

6.10 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implication of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 6.10.

6.11 Severability Clause. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Rallybio.

6.12 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

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6.13 Termination. This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor upon the earliest to occur of: (a) the expiration of the CVR Term, (b) the expiration of all payment obligations to Rallybio under the Disposition Agreements and/or the Membership Interest Purchase Agreement, and (c) the delivery of a written notice of termination duly executed by Rallybio and the Holder Representative (such date, the “Termination Date”). The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.3(a) to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement.

6.14 Force Majeure. Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Rallybio or any of its Subsidiaries (except as it relates to the obligations of Rallybio under Article 3) will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

6.15 Construction.

(a) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(b) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(c) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

Signature Page Follows

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

RALLYBIO CORPORATION

By:
Name:
Title:

[•]

By:
Name:
Title:

SIGNATURE PAGE TO CONTINGENT VALUE RIGHTS AGREEMENT

Exhibit 10.5

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (this “Agreement”) is made and entered into as of May 31, 2026 (the “Effective Date”) by and among Avenzo Therapeutics, Inc., a Delaware corporation (the “Company”), and each of the purchasers listed on the signature pages hereto, severally and not jointly (each a “Purchaser” and together the “Purchasers”). Certain terms used and not otherwise defined in the text of this Agreement are defined in Section 7 hereof.

RECITALS

WHEREAS, the Company is party to that certain Agreement and Plan of Merger and Reorganization by and among the Company, Farmington Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Rallybio Corporation, a Delaware corporation (“Parent”), dated on or about the date hereof (the “Merger Agreement”), pursuant to which the Company will merge with and into Merger Sub and become a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers, severally and not jointly, desire to purchase from the Company, an aggregate amount equal to $215,000,000 of shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), in accordance with the terms and provisions of this Agreement, immediately prior to, but subject to, the closing of the Merger;

WHEREAS, the Company and each Purchaser is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the 1933 Act and Rule 506 of Regulation D promulgated under the 1933 Act; and

WHEREAS, at the Effective Time (as defined in the Merger Agreement) by virtue of the Merger, the Securities (as defined below) shall be automatically converted into the right to receive a number of shares of common stock par value $0.0001 per share, of Parent (the “Merger Shares”) in accordance with Section 1.5(a)(iii) of the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto hereby agree as follows:

SECTION 1. Authorization of Securities.

1.01 The Company has authorized the sale and issuance of shares of Common Stock on the terms and subject to the conditions set forth in this Agreement. The shares of Common Stock sold hereunder at the Closing (as defined below) shall be referred to as the “Shares” or “Securities”.

SECTION 2. Sale and Purchase of the Securities.

2.01 Upon the terms and subject to the conditions contained herein, the Company agrees to sell and issue to each Purchaser, and each Purchaser agrees, severally and not jointly, to purchase from the Company, at a closing to take place remotely via exchange of executed documents (the “Closing” and the date of the Closing, the “Closing Date”) to occur immediately prior to the Effective Time (as such term is defined in the Merger Agreement), that number of Shares (the “Closing Shares”) equal to (rounded down to the nearest whole Share) (i) the aggregate commitment amount set forth under the heading “Commitment Amount” and opposite such Purchaser’s name on the Schedule of Purchasers set forth on Schedule I (the “Commitment Amount”) divided by (ii) the Purchase Price (in each case, subject to adjustment for any stock split, reverse split or similar recapitalization transaction effected after the Effective Date and prior to the Closing, in accordance with Section 8.18 hereof).

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2.02 At or prior to the Closing, each Purchaser will pay the aggregate subscription amount equal to the product of (A) the aggregate Closing Shares purchased under Section 2.01, multiplied by (B) the Purchase Price (the “Subscription Amount”) by wire transfer of immediately available funds (a “Wire”) in accordance with wire instructions provided by the Company to the Purchasers at least five (5) Business Days prior to the Closing (the “Wire Instructions Notice”); provided, for the avoidance of doubt, that no Purchaser shall be required to fund prior to the date on which the conditions to the Purchaser’s obligations set forth in Section 6.01 below are satisfied (other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement and the Closing). If so requested by the Company in the Wire Instructions Notice and agreed by the applicable Purchaser, the Subscription Amount of each Purchaser shall be paid into an escrow fund or trust account designated by the Company in writing (the “Escrow Account”) to be released to the Company only upon satisfaction of each of the closing conditions set forth in Section 6 below. In the event the Closing does not occur within three (3) Business Days of the Closing Date specified in the Wire Instructions Notice, unless otherwise agreed by the Company and such Purchaser, the Company shall, or shall cause the escrow agent for the Escrow Account to, promptly (but not later than one (1) Business Day thereafter) return the aggregate Subscription Amount to such Purchaser by wire transfer of U.S. dollars in immediately available funds to the account specified by such Purchaser. On the Closing Date, the Company will deliver, against payment by each Purchaser of its Subscription Amount, the Closing Shares in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 3.10 hereof), and shall provide evidence of such issuance from the Company’s transfer agent as of the Closing Date to each Purchaser. Notwithstanding anything to the contrary in this Agreement, (i) each Purchaser acknowledges that, as may be agreed among the Company and one or more Purchasers, such Purchasers may not be required to fund their respective Subscription Amounts until such Purchasers receive evidence of the issuance of the Closing Shares to such Purchaser (or its nominee in accordance with its delivery instructions) in form and substance reasonably acceptable to such Purchaser and such Purchasers shall not be required to fund their respective Subscription Amounts into the Escrow Account and (ii) the Schedule of Purchasers may be amended by the Company and the affected Purchaser up to three (3) Business Days prior to the Closing, without the consent of the other parties hereto, to reflect the Subscription Amount paid by each Purchaser at the Closing and the actual number of Shares purchased by each Purchaser at the Closing, provided that the Company shall provide to Purchasers such updated Schedule of Purchasers. For the avoidance of doubt, an amendment to this Agreement after the Effective Date allowing for the sale of additional Securities (“Additional Securities”) to one or more Persons (whether or not an existing Purchaser) shall only require the approval of the Company and the Purchaser Majority; provided that the price paid for such Additional Securities is equal to or greater than the Purchase Price. Subsequent to Closing, upon request of a Purchaser, the Company shall use commercially reasonable efforts to deliver, or cause to be delivered, to Purchaser within two (2) Business Days of such request a book-entry statement of account from Parent’s transfer agent reflecting the issuance of shares of Parent Common Stock (as defined in the Merger Agreement) received in the Merger in exchange for the Shares.

SECTION 3. Representations and Warranties of the Purchasers. Each Purchaser, severally and not jointly, represents and warrants to the Company that:

3.01 Organization. The Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.

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3.02 Validity. The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate, partnership, limited liability or similar actions, as applicable, on the part of such Purchaser. This Agreement has been duly executed and delivered by the Purchaser and, assuming that this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.03 No Conflicts. The execution, delivery and performance of this Agreement by the Purchaser, the purchase of the Securities in accordance with their terms and the consummation by the Purchaser of the other transactions contemplated hereby will not conflict with or result in any violation of, breach or default by such Purchaser (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or a loss of a material benefit under (i) any provision of the organizational documents of the Purchaser, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (ii) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to such Purchaser or its respective properties or assets, except, in the case of clause (ii), as would not, individually or in the aggregate, be reasonably expected to materially delay or hinder the ability of the Purchaser to perform its obligations under this Agreement.

3.04 Brokers. There is no broker, investment banker, financial advisor, finder or other person which has been retained by the Purchaser who is entitled to any fee or commission for which the Company will be liable in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

3.05 Investment Representations and Warranties. The Purchaser hereby represents and warrants that, it (i) as of the date of this Agreement is a “qualified institutional buyer” (as defined in Rule 144A under the 1933 Act) or an “accredited investor” as that term is defined in Rule 501(a) under Regulation D promulgated pursuant to the 1933 Act; or (ii) if an individual, is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D of the 1933 Act and has such knowledge and experience in financial and business matters as to be able to protect its own interests in connection with an investment in the Securities. The Purchaser further represents and warrants that (x) it is capable of evaluating the merits and risk of such investment, and (y) that it has not been organized for the purpose of acquiring the Securities and is an “institutional account” as defined by FINRA Rule 4512(c). The Purchaser understands and agrees that the offering and sale of the Securities has not been registered under the 1933 Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein.

3.06 Acquisition for Own Account. The Purchaser is acquiring the Securities for its own account for investment and not with a view towards distribution in a manner which would violate the 1933 Act or any applicable state or other securities laws. The Purchaser has not been formed for the specific purpose of acquiring the Securities, to the extent such fact is required for the purposes of qualifying as an accredited investor.

3.07 No General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement. The purchase of the Securities by the Purchaser has not been solicited by or through anyone other than the Company or, on the Company’s behalf, by Leerink Partners LLC, Goldman Sachs & Co. LLC, Piper Sandler & Co., or Guggenheim Securities, LLC (collectively, the “Placement Agents”), who have been engaged as joint placement agents for the offering of the Securities.

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3.08 Ability to Protect Its Own Interests and Bear Economic Risks. The Purchaser is a sophisticated institutional investor, has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement, and has sufficient knowledge and experience in investing in investments similar to the Securities to properly evaluate the merits and risks of the investment in the Securities. The Purchaser is able to bear the economic and other risks of an investment in the Securities including but not limited to loss of the Purchaser’s entire investment therein.

3.09 Disqualification Event. To the extent the Purchaser is one of the covered persons identified in Rule 506(d)(1), the Purchaser represents that no disqualifying event described in Rule 506(d)(1)(i-viii) of the 1933 Act (a “Disqualification Event”) is applicable to the Purchaser or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. The Purchaser hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to the Purchaser or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Section, “Rule 506(d) Related Party” means a person or entity that is a beneficial owner of the Purchaser’s securities for purposes of Rule 506(d) of the 1933 Act.

3.10 Restricted Securities. Such Purchaser acknowledges and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the 1933 Act, and such Purchaser understands that the Securities have not been registered under the 1933 Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the 1933 Act, and that the Securities must continue to be held and may not be offered, resold, transferred, pledged or otherwise disposed of by such Purchaser unless a subsequent disposition thereof is registered under the 1933 Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. Such Purchaser understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the 1933 Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of such Purchaser’s control and which the Company may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts. Such Purchaser acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Securities. Such Purchaser acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

Each Purchaser understands that any certificates or book entry notations evidencing the Securities may bear one or more legends in substantially the following form and substance:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144, (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT, OR (IV) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN

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AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION). NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

In addition, the Securities may contain a legend regarding affiliate status of the Purchaser, if applicable, provided that the Company will notify the Purchaser in advance of Closing if such legend is to be placed on its Securities.

3.11 Review and Advisors. The Purchaser has had the opportunity to review with the Purchaser’s own tax advisors the U.S. federal, state and local and non-U.S. tax consequences of its purchase of the Securities set forth opposite such Purchaser’s name on the Schedule of Purchasers and the transactions contemplated by this Agreement. The Purchaser is relying solely on the Purchaser’s own determination as to tax consequences, and on the Purchaser’s own sources of information and advisors with respect to all tax matters, and not on any statements or representations of the Company (other than the representations and warranties in this Agreement), the Placement Agents or any of their respective agents, and understands that the Purchaser (and not the Company) shall be responsible for the Purchaser’s own tax liability that may arise as a result of the transactions contemplated by this Agreement. Based on such information as the Purchaser deemed appropriate and without reliance upon the Placement Agents, the Purchaser has independently made its own analysis and decision to purchase the Securities. The Purchaser has (i) had the opportunity to ask questions of and receive answers directly with respect to its purchase of Securities, and (ii) conducted and completed its own independent due diligence with respect to the purchase of Securities.

3.12 Residency. Such Purchaser’s residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below such Purchaser’s name on the Schedule of Purchasers, or as otherwise noted on the Schedule of Purchasers.

3.13 Disclosure of Information. The Purchaser has had an opportunity to review Parent’s filings with the Securities and Exchange Commission (the “Commission”) and discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Securities and the terms of the Merger with the Company’s management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 4 of this Agreement or the right of the Purchasers to rely thereon.

SECTION 4. Representations and Warranties by the Company. The Company represents and warrants to the Purchasers as of the date of this Agreement and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date) that:

4.01 Organization and Good Standing; Absence of Changes. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where such failure to be in good standing or to have such power and authority or to so qualify would not reasonably be expected to have a Material Adverse Effect. “Material Adverse Effect” means any change, condition, event, circumstance, occurrence, result, state of facts or development that has or would reasonably be expected to have a materially adverse effect on (a) the business, condition (financial or otherwise), general affairs, management, assets, liabilities, operations, results of operations, stockholders’ equity or financial performance of the Company or (b) the

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Company’s ability or legal authority to consummate the transactions contemplated hereby and by the Merger Agreement. Since the incorporation of the Company, the Company has conducted its business only in the ordinary course of business (except for the execution and performance of this Agreement and the Merger Agreement, and the discussions, negotiations, and transactions related thereto) and (i) there has not been a Material Adverse Effect, (ii) there have been no transactions entered into by the Company, other than those in the ordinary course of business (which shall include the entering into material license agreements and the Company’s Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock financings) and except as contemplated in this Agreement and the Merger Agreement (which shall include the Company Disclosure Schedule (as defined in the Merger Agreement)), which are material with respect to the Company, and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

4.02 Subsidiaries. The Company does not have any subsidiaries and does not otherwise own any shares of capital stock or any interest in any other Person. The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

4.03 Validity; Valid Issuance of Securities. The Company has all necessary corporate power and authority to enter into this Agreement, the Registration Rights Agreement and the Merger Agreement and to consummate the transactions contemplated by this Agreement and the Merger Agreement, subject only to (i) the adoption of the Merger Agreement in accordance with the terms thereof and an amendment to the Company’s certificate of incorporation by the Company’s stockholders under the Delaware General Corporation Law and the Company’s certificate of incorporation, (ii) the filing of an amendment to the Company’s certificate of incorporation and (iii) the consent required by the Company’s stockholders to terminate the Company’s investor agreements. The execution, delivery and performance of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated hereby and thereby by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject to obtaining the stockholder approvals set forth above. This Agreement and the Merger Agreement have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement and the Merger Agreement each constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. Upon its execution by the Company and the other parties thereto and assuming that it constitutes legal, valid and binding agreements of the other parties thereto, the Registration Rights Agreement will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. The Securities are duly authorized and, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free and clear of any liens or other restrictions, other than restrictions on transfer under applicable state and federal securities laws or such restrictions as the Purchaser has agreed to in writing with the Company, and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s certificate of incorporation, as amended by the certificate of amendment to be filed immediately prior to the Closing, or bylaws or the Delaware General Corporation Law. All of the issued and outstanding shares of capital stock of the Company have been issued in compliance in all material respects with applicable federal and state securities laws.

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4.04 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 hereof and except as set forth in the Merger Agreement (which shall include the Company Disclosure Schedule) and the Registration Rights Agreement and the filing of the certificate of amendment to the Company’s certificate of incorporation, no material consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, or giving of notice to, any Governmental Entity (as defined below) is required on the part of the Company in connection with the execution and delivery of, or the consummation of the transactions contemplated by this Agreement or the Registration Rights Agreement.

4.05 Absence of Violations, Defaults and Conflicts. The Company is not (i) in violation of its charter, bylaws or similar organizational document, (ii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company is a party or by which it may be bound or to which any of the properties or assets of the Company is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect, or (iii) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, result in a Material Adverse Effect. Subject to obtaining the Required Company Stockholder Vote (as defined in the Merger Agreement), the execution, delivery and the performance of this Agreement, the Registration Rights Agreement and the Merger Agreement and the consummation of the transactions contemplated herein and therein (including the issuance and sale of the Securities) and compliance by the Company with its obligations hereunder and thereunder do not and will not, whether with or without the giving of notice or passage of time or both, (1) conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company pursuant to, the Agreements and Instruments, (2) result in any violation of the provisions of the certificate of incorporation, by-laws or similar organizational document of the Company which have not been waived or (3) subject to the governmental filings and other matters referred to in Section 2.5(b) of the Merger Agreement, result in any violation of any applicable law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity, except in the case of clauses (1) and (3), for such violations as would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, or materially affect the validity of the Securities or the legal authority of the Company to perform its obligations hereunder and timely comply in all material respects with the terms of this Agreement, the Registration Rights Agreement or the Merger Agreement.

4.06 Absence of Proceedings. There is no action, suit, proceeding or, to the knowledge of the Company, inquiry or investigation, before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company, which would have or reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Securities or the legal authority of the Company to perform its obligations hereunder and timely comply in all material respects with the terms of this Agreement, the Registration Rights Agreement or the Merger Agreement.

4.07 Possession of Licenses and Permits. The Company possesses such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Entities necessary to conduct the business now operated by it, except where the failure so to possess would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Company is in compliance with the terms and conditions of all Governmental Licenses, except where the failure to comply would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental

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Licenses to be in full force and effect would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Company has not received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have or would reasonably be expected to have a Material Adverse Effect.

4.08 Payment of Taxes. The Company has filed all federal, state and foreign income tax returns and other tax returns required to have been filed under applicable law (or extensions have been duly obtained) and have paid all taxes required to have been paid by them, except for those which are being contested in good faith and except where failure to file such tax returns or pay such taxes would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No assessment in connection with U.S. federal income tax returns has been made against the Company that has not been paid or otherwise resolved in full. The Company has filed all tax returns that are required to have been filed by them through the date hereof or have timely requested extensions thereof pursuant to applicable law except insofar as the failure to file such returns would not have or reasonably be expected to have a Material Adverse Effect, and have paid all taxes due pursuant to such returns or all taxes due and payable pursuant to any assessment received by the Company, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company and except where the failure to pay such taxes would not have or reasonably be expected to have a Material Adverse Effect.

4.09 Insurance. The Company carries or is entitled to the benefits of insurance, with what the Company reasonably believes to be financially sound and reputable insurers, in such amounts and covering such risks as is customary for similarly situated companies and is adequate for the conduct of its business and the value of its properties and assets, and all such insurance is in full force and effect. The Company has no reason to believe that it will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not have or reasonably be expected to have a Material Adverse Effect.

4.10 Investment Company Act. The Company is not required, and upon the issuance and sale of the Securities will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended.

4.11 Regulatory Matters. Except as would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect: (i) the Company has not received any FDA Form 483, notice of adverse finding, warning letter or other correspondence or written notice from the U.S. Food and Drug Administration (“FDA”) or any other Governmental Entity alleging or asserting noncompliance with any Applicable Laws (as defined in clause (ii) below) or Authorizations (as defined in clause (iii) below); (ii) the Company is and has been in compliance with statutes, laws, ordinances, rules and regulations applicable to the Company for the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company, including without limitation, the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301, et seq., similar laws of other Governmental Entities and the regulations promulgated pursuant to such laws (collectively, “Applicable Laws”); (iii) the Company possesses all licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws and/or to carry on its businesses as now conducted (“Authorizations”) and such Authorizations are valid and in full force and effect and the Company is not in violation of any term of any such Authorizations; (iv) the Company has not received notice of any ongoing claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product, operation or activity is in violation of any Applicable Laws or Authorizations or has any knowledge that any such Governmental

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Entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding, nor, to the Company’s knowledge, has there been any noncompliance with or violation of any Applicable Laws by the Company that could reasonably be expected to require the issuance of any such communication or result in an investigation, corrective action, or enforcement action by FDA or similar Governmental Entity; (v) the Company has not received notice that any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations or has any knowledge that any such Governmental Entity is threatening or is considering such action; and (vi) the Company has filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete, correct and not misleading on the date filed (or were corrected or supplemented by a subsequent submission).

4.12 Compliance With Laws. The Company has complied with, is not in violation of, and has not received any written notice alleging any violation with respect to, any applicable provisions of any statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its respective properties or assets, except for such violation that would not, singly or in the aggregate, result in a Material Adverse Effect.

4.13 Financial Statements. The Company has made available to each Purchaser its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of and for the fiscal year ended December 31, 2025 and its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of March 31, 2026 (the “Balance Sheet Date”) and for the three-month period ended on the Balance Sheet Date (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes and other presentation items required by GAAP. The Financial Statements fairly present in all material respects the financial condition of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments. Since the Balance Sheet Date, the Company has not incurred any liabilities or obligations, contingent or otherwise, that would be, individually or in the aggregate, material to the Company, other than (a) liabilities incurred in the ordinary course of business; (b) obligations under contracts and commitments incurred in the ordinary course of business; (c) liabilities for transaction expenses incurred in connection with the transactions contemplated by this Agreement and the Merger Agreement; and (d) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements. The Company maintains and will continue to maintain a standard system of accounting established and administered to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP. Since the Balance Sheet Date, there has been no material change to any material contract or arrangement by which the Company is bound or to which any of its properties or assets is subject, nor any other event or condition of any character that, in each case, has had or would reasonably be expected to have a Material Adverse Effect.

4.14 Information Provided. The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement (as defined in the Merger Agreement) or supplied by or on behalf of the Company for inclusion in any filing pursuant to Rule 165 and Rule 425 under the 1933 Act or Rule 14a-12 under the 1934 Act, including the Company Presentation (each a “Regulation M-A Filing”), shall not, at the time the Registration Statement or any such Regulation M-A Filing is filed with the Commission, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the Commission, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to

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make the statements therein not misleading. The information to be supplied by or on behalf of the Company for inclusion in the Registration Statement to be sent to the stockholders of Parent in connection with the meeting of Parent’s stockholders (the “Public Company Meeting”), shall not, on the date the proxy statement/prospectus included in the Registration Statement is first mailed to stockholders of Parent, at the time of the Public Company Meeting or at the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Registration Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.

4.15 No Additional Agreements. The Company does not have any agreement or understanding with any Purchaser or any other person (other than the Placement Agents) with respect to the transactions contemplated by this Agreement other than as specified in this Agreement. For the avoidance of doubt, the Company has not entered into any other securities purchase agreement, side letter or other agreement with any other Person on or around the date hereof, that includes terms and conditions that are more favorable to such Person than to any Purchaser hereunder (other than confidentiality, nondisclosure, or similar agreements).

4.16 Private Placement. Neither the Company nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration under the 1933 Act of the Securities being sold pursuant to this Agreement. Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 3 hereof, the issuance and sale of the Securities is exempt from registration under the 1933 Act.

4.17 No Disqualification Events. No Disqualification Event is applicable to the Company or, to the Company’s knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) is applicable. “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the 1933 Act, any person listed in the first paragraph of Rule 506(d)(1). The Company is not aware of any Person (other than any Company Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Securities pursuant to this Agreement. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e).

4.18 No General Solicitation. Neither the Company nor, to the Company’s knowledge, any person acting on behalf of the Company has, directly or indirectly, offered or sold any of the Securities or solicited any offers to buy any Securities, under any circumstances that would require registration under the 1933 Act of the offer and sale of the Securities, including by any form of general solicitation or general advertising.

4.19 No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3 hereof, neither the Company, nor, to the Company’s knowledge, any of its Affiliates or any Person acting on its or their behalf has, directly or indirectly, at any time within the past six months, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the 1933 Act in connection with the offer and sale by the Company of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions.

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4.20 No Covered Foreign Person. The Company is not a “covered foreign person,” as that term is defined in 31 C.F.R. § 850.209. The consummation of the transactions contemplated by this Agreement will not result in the establishment of a covered foreign person or the engagement by a “person of a country of concern,” as defined in 31 C.F.R. § 850.221, in a covered activity, as that term is defined in 31 C.F.R. § 850.208. The Company does not currently engage, and has no plans to engage, directly or indirectly, in a covered activity.

4.21 Brokers. Other than the Placement Agents, there is no broker, investment banker, financial advisor, finder or other person which has been retained by or is authorized to act on behalf of the Company that is entitled to any fee or commission in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby (excluding the Merger). The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of any broker, investment banker, financial advisor, finder or other person, in each case, which has been retained or authorized to act on behalf of the Company for fees of a type contemplated by this Section 4.21 that may be due in connection with the transactions contemplated by this Agreement. The Company shall indemnify, pay and hold each Purchaser harmless against any liability, loss or expense (including attorneys’ fees and out-of-pocket expenses) arising in connection with any such right, interest or claim.

4.22 Additional Representations and Warranties. The Company’s representations and warranties set forth in the Merger Agreement in Section 2.2 (Capital Stock), 2.12 (Benefit Plans), 2.13 (Labor and Employment Matters), 2.14 (Environmental Matters), 2.16 (Contracts), 2.18 (Properties), 2.19 (Intellectual Property), and 2.22 (Related Party Transactions) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the Company Disclosure Schedule. As of the Effective Date, to the knowledge of the Company, following customary due diligence, the representations and warranties of Parent in the Merger Agreement and in any certificate or other writing delivered by Parent pursuant thereto are true and correct as though given in accordance with Section 8.1 of the Merger Agreement.

4.23 Reliance by Purchasers. The Company acknowledges that each Purchaser will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth in this Agreement.

4.24 Lock-Up Agreements. The Company shall not consent or agree to amend, alter, waive or otherwise modify the terms of any of the Company Lock-Up Agreements (as defined in the Merger Agreement) without the consent of the Placement Agents and the Purchaser Majority. Notwithstanding the foregoing, the Company may waive any Company Lock-Up Agreement solely for the purposes of complying with Nasdaq’s initial listing standards.

4.25 Anti-Bribery and Anti-Money Laundering Laws; Sanctions. Each of the Company and, to the knowledge of the Company, any of its officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and its participation in the offering will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope, (B) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 US. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which

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designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder, or (C) except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, any laws with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and economic sanctions regulations and executive orders administered by the U.S. Department of the Treasury Office of Foreign Asset Control.

4.26 Clinical Data and Regulatory Compliance. Except as would not reasonably be expected to result in a Material Adverse Effect: (i) the preclinical tests and clinical trials, and other studies used to support regulatory approval (collectively, “studies”) being conducted by the Company that are described in, or the results of which are referred to in, the Company Presentation were and, if still pending, are being conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such studies and with standard medical and scientific research procedures; (ii) each description of the results of such studies is accurate and complete in all material respects and fairly presents the data derived from such studies, and the Company has no knowledge of any other studies the results of which are inconsistent with, or otherwise call into question, the results described or referred to in the Company Presentation; (iii) the Company has made or will make all such filings and obtained all such approvals as may be required by the FDA or from any other U.S. federal, state or local government or foreign government or Drug Regulatory Agency, or Institutional Review Board, each having jurisdiction over biopharmaceutical products (collectively, the “Regulatory Agencies”) for the conduct of its business as described in the Company Presentation; (iv) the Company has not received any notice of, or correspondence from, any Regulatory Agency requiring the termination or suspension of or imposing any clinical hold on any clinical trials that are described or referred to in the Company Presentation; and (v) the Company has operated and currently is in compliance in all material respects with all applicable rules, regulations and policies of the Regulatory Agencies. Neither the Company nor any of its representatives will provide any Purchaser with U.S. Sensitive Personal Data and Government-Related Data subject to Data Security Program regulations (28 CFR Parts 202 et seq).

4.27 Parent Reps. As of the Effective Date and as of the Closing Date, to the knowledge of the Company, the representations and warranties of Parent contained in Section 3 of the Merger Agreement and in any certificate or other writing delivered by Parent pursuant thereto are true and correct as though given in accordance with Section 8.1 of the Merger Agreement.

4.28 OISP. The Company is not nor does it intend to become a “covered foreign person” within the meaning of the Outbound Investment Security Program. “Outbound Investment Security Program” means the regulations implemented by the U.S. Department of the Treasury under Executive Order 14105 “Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern,” as codified at 31 C.F.R. Part 850.

SECTION 5. Covenants.

5.01 Further Assurances. Each party agrees to cooperate and generally do such reasonable acts and things in good faith as may be necessary to timely satisfy each of the conditions to be satisfied by it as provided in Section 6 of this Agreement and effectuate the intents and purposes of this Agreement subject to the terms and conditions hereof.

5.02 Disclosure of Transactions and Other Material Information. The Company shall or shall cause Parent to, on or before 9:00 a.m., New York City time, on the Business Day immediately following the Effective Date (or if this Agreement is executed between midnight and 9:00 a.m., New York City time, on any Business Day, no later than 9:01 a.m. on the Effective Date), issue one or more press

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releases and/or file with the Commission a Current Report on Form 8-K (including all exhibits thereto, collectively, the “Disclosure Document” and the actual issuance or acceptance (as applicable) of the filing of such press releases or Current Report on Form 8-K, the “Disclosure Time”) disclosing all material terms of the transactions contemplated hereby and by the Merger Agreement and any other material nonpublic information that the Company, Parent, their respective subsidiaries or their respective officers, directors, employees, agents or any other person acting at the direction of the Company or Parent, including the Placement Agents, has provided to the Purchasers in connection with the transactions contemplated by this Agreement and by the Merger Agreement prior to the filing of the Disclosure Document. To the extent any Purchaser is named therein in accordance with the terms of this Agreement, the Company shall provide such Purchaser with a reasonable opportunity to review and provide comments on the draft of such Disclosure Document. The Company represents and warrants that, from and after the Disclosure Time, no Purchaser shall be in possession of any material, nonpublic information received from the Company, Parent, their respective subsidiaries or their respective officers, directors, employees, agents or other person, including the Placement Agents, acting at their direction. In addition, effective upon the Disclosure Time, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement relating to the subject matter hereof, whether written or oral, between the Company or any of its officers, directors, affiliates, employees or agents, including, without limitation, the Placement Agents, on the one hand, and any Purchaser or any of their respective affiliates, on the other hand, shall terminate and be of no further force or effect. The Company understands and confirms that each of the Purchasers will rely on the foregoing representations in effecting transactions in securities of the Company. Notwithstanding the terms of this Section 5.02, the Company shall not, and shall cause its officers, directors, employees, agents and any other Person acting at its direction or on its behalf and Parent not to, publicly disclose the name of any Purchaser or any affiliate or investment adviser of any Purchaser, or include the name of any Purchaser or any affiliate or investment adviser of any Purchaser without the prior written consent (including by e-mail) of such Purchaser (i) in any press release, marketing materials or any other public announcement, or (ii) in any filing with the Commission or any regulatory agency or trading market, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under regulations of any national securities exchange on which Parent’s securities are listed for trading or (C) to the extent such disclosure contains only information previously approved in accordance with this Section 5.02, and in the case of any disclosure to be made pursuant to clause (ii), the Company will provide such Purchaser with prior written notice (including by e-mail) of and an opportunity to review and comment on the applicable portion of such filing.

5.03 Concurrent Financing Restructuring. In the event the structure of the Concurrent Financing (as defined in the Merger Agreement) either violates applicable Law (as defined in the Merger Agreement) or materially and adversely affects Parent’s ability to cause the Registration Statement to become effective in a timely manner, and in any event 60 days prior to the End Date (as defined in, and as may be extended in accordance with, the Merger Agreement), then the Company and Purchasers shall cooperate and use commercially reasonable efforts to cause the Concurrent Financing to be amended, modified and/or restructured such that such investment occurs as a direct acquisition of shares of Parent Common Stock (as defined in the Merger Agreement) substantially contemporaneously with the Closing in a manner which preserves to the extent possible, the amount of funds ultimately received by Parent and its subsidiaries, and the number of shares of Parent Common Stock ultimately held by each Purchaser in respect of such amounts as though the Concurrent Financing and the Merger pursuant to the Merger Agreement have been consummated according to their respective terms.

5.04 Expenses. The Company and each Purchaser is liable for, and will pay, its own expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement, including, without limitation, attorneys’ and consultants’ fees and expenses.

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5.05 Form S-4. From the date hereof until the Closing Date, the Company shall use commercially reasonable efforts to ensure the Registration Statement will register the issuance of the shares of Parent Common Stock to be issued, subject to and in accordance with the terms of the Merger Agreement, by virtue of the Contemplated Transactions (as defined in the Merger Agreement), including the shares of Parent Common Stock to be issued to the Purchasers upon exchange of the Securities.

5.06 Blue Sky Laws. The Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to each Purchaser at the Closing pursuant to this Agreement under applicable securities or “blue sky” laws of the states of the United States (or to obtain an exemption from such qualification). The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “blue sky” laws of the states of the United States following the Closing Date.

5.07 No Amendment or Waiver of Merger Agreement Terms. The Company shall not amend, modify or waive (or approve an amendment, modification or a waiver requested by Parent of, or fail to contest an action regarding a breach of) any provision of the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that the Purchaser would reasonably expect to receive pursuant to this Agreement without the consent of each Purchaser, it being agreed that any amendment or modification to the definitions of “Company Valuation,” “Company Outstanding Shares,” “Concurrent Financing Merger Shares,” “Concurrent Financing Allocation Percentage,” “Concurrent Investment Amount” and “Concurrent Financing Proceeds” shall be deemed materially adverse to the Purchasers.

5.08 Equal Treatment of Purchasers. No consideration shall be offered or paid to any Purchaser to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration is also offered to all of the Purchasers. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of shares of Common Stock or otherwise.

5.09 Legend Removal.

(a) The restrictive legends described in Section 3.10 shall promptly be removed in accordance with applicable securities laws and, if applicable, the relevant provisions of the Registration Rights Agreement following the closing of the Merger. The Merger Shares will be issued in book-entry form, free and clear of any liens or other restrictions whatsoever and without restrictive legends in accordance with, and subject to, applicable securities laws and, if applicable, the relevant provisions of the Registration Rights Agreement and/or this Section 5.09.

(b) If the issuance of the Merger Shares is not registered pursuant to the Registration Statement and such Merger Shares are subject to restrictive legends, then, in connection with any sale, assignment, transfer or other disposition of the Merger Shares by a Purchaser pursuant to Rule 144 or pursuant to any other exemption under the 1933 Act such that the purchaser acquires freely tradable shares and upon compliance by such Purchaser with the requirements of this Agreement, if requested by the Purchaser by notice to the Company or Parent, the Company shall cause Parent’s transfer agent to remove any restrictive legends related to the book entry account holding such shares and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends as promptly as reasonably practicable (expected to be within three (3) Business Days) following any such request therefor from the Purchaser, provided that the Company or Parent has timely received from the Purchaser customary representations and other documentation, including broker representation letters reasonably acceptable to the Company or Parent and the transfer agent and the Depositary Trust Company (“DTC”) in connection therewith. The Company or Parent shall be responsible for the fees of its transfer agent and its legal counsel associated with such legend removal.

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(c) Subject to receipt from a Purchaser by the Company or Parent and its transfer agent of customary representations and other documentation, including broker representation letters reasonably acceptable to the Company or Parent and the transfer agent and DTC in connection therewith, upon the earliest of such time as the Merger Shares (i) have been registered under the 1933 Act pursuant to an effective registration statement, (ii) have been sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144, the Company shall, or shall cause Parent to, in accordance with the provisions of this Section 5.09(c) and as soon as reasonably practicable following any request therefor from a Purchaser accompanied by such customary and reasonably acceptable documentation referred to above, (A) deliver to its transfer agent irrevocable instructions that the transfer agent shall make a new, unlegended entry for such book entry shares, and (B) cause its counsel to deliver to the transfer agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the 1933 Act if required by the transfer agent to effect the removal of the legend in accordance with the provisions of this Agreement. The Company or Parent shall be responsible for the fees of its transfer agent, DTC and its legal counsel associated with such legend removal.

5.10 Indemnification.

(a) The Company agrees to indemnify and hold harmless each Purchaser and its Affiliates, and their respective directors, officers, trustees, general partners, members, stockholders, partners, managers, employees, investment advisers and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) and each Person who controls such Purchaser (within the meaning of Section 15 of the 1933 Act and Section 20 of the 1934 Act), and the directors, officers, stockholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (collectively, the “Indemnified Persons”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorneys’ fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Indemnified Person may become subject (i) as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under this Agreement or (ii) as a result of or arising out of any action, claim or proceeding, pending or threatened, against an Indemnified Person in any capacity by any third party (including a stockholder of the Company or Parent), whether directly or in a derivative capacity, who is not an Affiliate of the Indemnified Person, with respect to the transactions contemplated by this Agreement, the Merger Agreement or the Registration Rights Agreement, and will reimburse any such Indemnified Person for all such amounts as they are incurred by such Indemnified Person, except to the extent such amounts have been finally judicially determined to have resulted from such Person’s fraud or willful misconduct.

(b) Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any

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such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the indemnified party in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing or malfeasance by or on behalf of, the indemnified party. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

5.11 Withholding Taxes. Each Purchaser agrees to furnish the Company with any information, representations and forms as shall reasonably be requested by the Company from time to time to assist the Company in complying with any applicable tax law (including any withholding obligations).

SECTION 6. Conditions of Closing.

6.01 Conditions of the Purchasers’ Obligations at the Closing. The obligations of each Purchaser under Section 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, unless otherwise waived by such Purchaser solely as to itself.

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects on the Effective Date, and shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except (i) the representations and warranties of the Company set forth in Sections 4.01, 4.03, 4.04, 4.05 and 4.21 of this Agreement (collectively, the “Fundamental Representations”) shall be true and correct in all respects on the Effective Date and on and as of the Closing Date with the same effect as though such Fundamental Representations had been made on and as of the Closing Date, (ii) to the extent expressly made as of an earlier date in which case as of such earlier date and (iii) representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects).

(b) Performance. The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(c) Compliance Certificate. The Chief Executive Officer of the Company shall have delivered to the Purchasers at the Closing Date a certificate, in form and substance reasonably acceptable to the Purchasers, certifying that the conditions specified in Sections 6.01(a), 6.01(b), 6.01(f), 6.01(g), 6.01(i), 6.01(j), 6.01(k) and 6.01(n) of this Agreement have been fulfilled.

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(d) Qualification under Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.

(e) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Closing a certificate, in form and substance reasonably acceptable to the Purchasers (such consent not to be unreasonably withheld, conditioned or delayed), certifying (i) the certificate of incorporation and bylaws of the Company, (ii) authorization of the Board of Directors of the Company approving this Agreement and the transactions contemplated under this Agreement (including the Merger Agreement) and (iii) as to a certificate evidencing the good standing of the Company in Delaware issued by the Secretary of State of Delaware and in the State of California, issued by the Secretary of the State of California, each issued as of a date within five Business Days of the Closing Date.

(f) Merger. All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder. The Merger Agreement or any provision thereof shall not have been amended, modified or waived in contravention of Section 5.07 hereof.

(g) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by this Agreement.

(h) Registration Rights Agreement. The Company shall have delivered the fully executed Registration Rights Agreement.

(i) Registration Statement; Proxy Statement/Prospectus. The Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Registration Statement shall have been initiated or threatened in writing by the Commission or its staff.

(j) Nasdaq. Parent shall have submitted with Nasdaq an Initial Listing Application in respect of the Parent Common Stock to be issued in the Contemplated Transactions, which shall have been approved by Nasdaq.

(k) No Material Adverse Effect. Since the date of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect.

(l) Minimum Financing Amount. The Company shall receive at Closing aggregate proceeds from the purchase of Securities pursuant to this Agreement of not less than $150,000,000.

(m) Opinion of Company Counsel. The Placement Agents and the Purchasers shall have received from Cooley LLP, counsel for the Company, an opinion, dated as of the Closing Date, in the form agreed between the Company and the Placement Agents and the Purchaser Majority.

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(n) Consents. Any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Shares, including the approval of the stockholders of Parent in connection with the Public Company Meeting, shall have been obtained.

(o) Lock-up Agreements. Company Lock-Up Agreements shall be executed by each Company Lock-Up Signatory (as defined in the Merger Agreement).

6.02 Conditions of the Company’s Obligations. The obligations of the Company under Section 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, any of which may be waived in whole or in part by the Company in its absolute discretion.

(a) Representations and Warranties. The representations and warranties of the Purchasers contained in this Agreement shall be true and correct as of the Effective Date and true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except (i) to the extent expressly made as of an earlier date in which case shall be as of such earlier date and (ii) representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects, except as would not, in the aggregate, materially and adversely affect the Purchasers’ ability to consummate the transactions contemplated hereby).

(b) Performance. Each Purchaser shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(c) Qualification under Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.

(d) Merger. All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder.

(e) Payment. Except as may be agreed to among the Company and one or more Purchasers in accordance with Section 2.02, the Company shall have received payment, by wire transfer of immediately available funds, in the full amount of the purchase price for the number of Securities being purchased by each Purchaser at the Closing as set forth on the Schedule of Purchasers.

(f) Injunction. The purchase of and payment for the Securities by each Purchaser shall not be prohibited or enjoined by any law or governmental or court order or regulation.

SECTION 7. Definitions. Unless the context otherwise requires, the terms defined in this Section 7 shall have the meanings specified for all purposes of this Agreement.

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

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“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the 1934 Act.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

“Company Presentation” means that certain Investor Presentation, dated May 2026, as provided to the Purchasers prior to the Effective Date and filed by Parent on Form 8-K on or around the Effective Date.

“National Exchange” means the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, or the New York Stock Exchange.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Purchase Price” means an amount equal to (i) the Company Valuation (as defined in the Merger Agreement), (ii) divided by the number of Company Outstanding Shares (as defined in the Merger Agreement but excluding the Securities being issued hereunder) as of immediately prior to the closing of offering of the Securities hereunder.

“Purchaser Majority” means, prior to the Closing, the Purchasers committed to purchase at least a majority of the Securities, provided that such majority includes each Purchaser who has committed to purchase (together with its affiliates and affiliated funds) at least $18 million of Securities and, following the Closing, the Purchasers who hold at least a majority of the Securities (including any Parent Common Stock issued in exchange therefor) still held by the Purchasers.

“Registration Rights Agreement” means the Registration Rights Agreement, in the form attached hereto as Exhibit A, to be entered into at the Closing among the Company and each Purchaser.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the 1933 Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as Rule 144.

SECTION 8. Miscellaneous.

8.01 Waivers and Amendments. Neither this Agreement, nor any provision hereof, may be changed, waived, amended or modified orally or by course of dealing, but only by an instrument in writing executed by the Company and the Purchaser Majority, provided that, (a) if any, change, waiver, amendment or modification disproportionately and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or each Purchaser in such group of Purchasers) shall be required and (b) the consent of each Purchaser shall be required for any change in the Purchase Price, any change in the type of security to be issued to Purchasers at Closing, or the amendment or waiver of this Section 8.01, Section 8.13 or of any of the closing conditions set forth in Sections 6.01(a), 6.01(f), 6.01(i), 6.01(j), or 6.01(k). Notwithstanding the foregoing or anything else herein to the contrary, no amendment, modification, alteration, change or waiver of this Section 8.01 shall be valid without the prior written consent of the Placement Agents, which consent may be granted or withheld in the sole discretion of the Placement Agents.

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8.02 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (a) when delivered, if delivered personally, (b) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one (1) Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, or (d) upon delivery, in the case of email, in each case to the intended recipient as set forth below, with respect to the Company, and, with respect to the Purchasers, to the addresses set forth on the Schedule of Purchasers and/or each Purchasers’ respective signature page.

if to the Company:

Avenzo Therapeutics, Inc.

12707 High Bluff Dr.

Suite 200

San Diego, CA 92130

Attention: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

Attention: Charles Bair; Wade Andrews

Email: cbair@cooley.com; wandrews@cooley.com

or at such other address as the Company or each Purchaser may specify by written notice to the other parties hereto in accordance with this Section 8.02.

8.03 Consent to Electronic Notice. From the date hereof until the Closing Date, each Purchaser consents to the delivery of any stockholder notice pursuant to Section 232 of the Delaware General Corporation Law, as amended or superseded from time to time, at the e-mail address set forth below the Purchaser’s name on the signature page or Schedule I, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party agrees to promptly notify the other parties of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

8.04 Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

8.05 Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction, except to the extent that mandatory principles of Delaware law may apply.

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(b) The Company and each of the Purchasers hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of any state court or United States Federal court sitting in the Borough of Manhattan, City of New York in the State of New York;

(ii) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 8.02 or at such other address of which the other party shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto;

(v) agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;

(vi) agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and

(vii) irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement.

8.06 Assignment. None of the parties may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of (x) the Company, in the case of a Purchaser, and (y) the Purchasers, in the case of the Company, provided that a Purchaser may, without the prior consent of the Company, assign its rights to purchase the Securities hereunder to any of its Affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Purchaser (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in Section 3). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of this Agreement by executing a writing agreeing to be bound by and subject to the provisions of this Agreement and shall deliver an executed counterpart signature page to this Agreement and, notwithstanding such assumption or agreement to be bound hereby by an assignee, no such assignment shall relieve any party assigning any interest hereunder from its obligations or liability pursuant to this Agreement.

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8.07 Confidential Information.

(a) Each Purchaser covenants that until such time as the transactions contemplated by this Agreement and any material non-public information provided to such Purchaser are publicly disclosed by the Company in accordance with Section 5.02 (or earlier termination of this Agreement), such Purchaser will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Purchaser’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law.

(b) The Company may request from the Purchasers such reasonable and customary additional information as the Company may deem necessary to evaluate the eligibility of a Purchaser to acquire the Securities, and such Purchaser shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that the Company agrees to keep any such information provided by such Purchaser confidential, except (i) as required by the federal securities laws, rules or regulations and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of Nasdaq. The Purchaser acknowledges that the Company (or Parent) may file a copy of this Agreement and the Registration Rights Agreement with the Commission as exhibits to a periodic report, current report or a registration statement of the Company.

8.08 Reliance by and Exculpation of Placement Agents.

(a) Each Purchaser agrees for the express benefit of each Placement Agent, its affiliates and its representatives that (i) it is not relying upon, and has not relied upon, any statement, representation or warranty made by the Placement Agents, any of their respective affiliates or any of their or their respective representatives, in making its investment or decision to invest in the Company, (ii) the Placement Agents are acting solely as placement agents in connection with the transactions contemplated hereby and are not acting as underwriters, initial purchasers, dealers or in any other such capacity and are not and shall not be construed as a fiduciary for such Purchaser, (iii) the Placement Agents, their respective affiliates and representatives have not made, and will not make any representations or warranties with respect to the Company or the offer and sale of the Securities or any other matter concerning the Company or the transactions contemplated hereby, and the Purchaser will not rely on any statements made by the Placement Agents, orally or in writing, to the contrary, (iv) the Purchaser will be responsible for conducting its own due diligence investigation with respect to the Company and the offer and sale of the Securities, (v) the Purchaser will be purchasing Securities based on the results of its own due diligence investigation of the Company and the Placement Agents and each of their respective directors, officers, employees, representatives, and controlling persons have made no independent investigation with respect to the Company, the Securities, or the accuracy, completeness, or adequacy of any information supplied to the Purchaser by the Company, (vi) the Purchaser has negotiated the offer and sale of the Securities directly with the Company, and the Placement Agents will not be responsible for the ultimate success of any such investment and (vii) the decision to invest in the Company will involve a significant degree of risk, including a risk of total loss of such investment. Each Purchaser further represents and warrants to the Placement Agents that it, including any fund or funds that it manages or advises that participates in the offer and sale of the Securities, is permitted under its constitutive documents (including, without limitation, all limited partnership agreements, charters, bylaws, limited liability company agreements, all applicable side letters with investors, and similar documents) to make investments of the type contemplated by this Agreement. This Section 8.08 shall survive any termination of this Agreement.

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(b) The Company agrees and acknowledges that the Placement Agents may rely on its representations, warranties, agreements and covenants contained in this Agreement and each Purchaser agrees that the Placement Agents may rely on such Purchaser’s representations and warranties contained in this Agreement as if such representations and warranties, as applicable, were made directly to the Placement Agents.

(c) Neither the Placement Agents nor any of their respective affiliates or representatives (1) shall be liable for any improper payment made in accordance with the information provided by the Company; (2) makes any representation or warranty, or has any responsibilities as to the validity, enforceability, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement or in connection with any of the transactions contemplated herein; or (3) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Agreement or (y) for anything which any of them may do or refrain from doing in connection with this Agreement, except in each case for such party’s own gross negligence or willful misconduct.

(d) The Company agrees that the Placement Agents, their respective affiliates and representatives shall be entitled to (1) rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any Purchaser by or on behalf of the Company, and (2) be indemnified by the Company for acting as the Placement Agents hereunder pursuant to the indemnification provisions set forth in the applicable letter agreement between the Company and the Placement Agents.

8.09 Third Parties. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement, in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby, except as expressly set forth in this Agreement. Notwithstanding the foregoing, (i) the Placement Agents are intended third-party beneficiaries of the representations and warranties of the each Purchaser and the Company set forth in Section 3, Section 4 and Section 6.01(c) and Section 8.08 respectively, of this Agreement and (ii) the Indemnified Persons are intended third-party beneficiaries of Section 5.10.

8.10 Independent Nature of Purchasers’ Obligations and Right. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. Nothing contained herein, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as, and the Company acknowledges that the Purchasers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group (including a “group” within the meaning of Section 13(d)(3) of the 1934 Act), and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement, and the Company acknowledges that the Purchasers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement and the Company acknowledges that, to its knowledge, the Purchasers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. It is expressly understood that each provision contained in this Agreement is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers. The Company acknowledges and each Purchaser

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confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Purchaser also acknowledges that Cooley LLP has not rendered legal advice to such Purchaser. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Purchasers with the same terms for the convenience of the Company and not because it was required or requested to do so by any Purchaser.

8.11 Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

8.12 Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

8.13 Entire Agreement. This Agreement and the other agreements contemplated hereby (including all schedules and exhibits hereto and thereto), constitute the entire agreement between the parties hereto respecting the subject matter of this Agreement and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter of this Agreement, whether written or oral.

8.14 Survival. The covenants, representations and warranties made by each party hereto contained in this Agreement shall survive the Closing and the delivery of the Securities in accordance with their respective terms. Each Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

8.15 Contract Interpretation. This Agreement is the joint product of each Purchaser and the Company and each provision of this Agreement has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

8.16 Arm’s Length Negotiations. For the avoidance of doubt, the parties acknowledge and confirm that the terms and conditions of the Securities were determined as a result of arm’s-length negotiations.

8.17 Termination. This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time that the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the Company and the Purchaser (provided that such termination shall not otherwise apply to the other Purchasers), (c) by the Company, if any of the conditions set forth in Section 6.02 shall have become incapable of fulfillment and shall not have been waived by the Company, (d) by a Purchaser, if any of the conditions set forth in Section 6.01 shall have become incapable of fulfillment and shall not have been waived by such Purchaser or (e) the Closing has not occurred by the six month anniversary of the Effective Date (or the 8 month anniversary of the Effective Date if the End Date is automatically extended per the terms of the Merger Agreement). The Company shall notify each Purchaser of any termination of the Merger Agreement as promptly as practicable after the termination thereof. Upon the termination hereof in accordance with this Section 8.17, any amounts paid by a Purchaser to the Company in connection with the transactions contemplated herein shall promptly (and in any event within one Business Day) be returned in full to such Purchaser by wire transfer of immediately available funds to the account specified by such Purchaser, without any deduction for or on account of any tax withholding, charges or set-off.

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8.18 Adjustments in Share Numbers and Price. In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof and prior to the Closing, each reference herein to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

8.19 Public Statements or Releases. Except as set forth in Section 5.02, neither the Company nor any Purchaser shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior consent of the other party. Notwithstanding the foregoing, and subject to compliance with Section 5.02, nothing in this Section 8.19 shall prevent any party from making any public announcement it considers necessary in order to satisfy its obligations under the law, including applicable securities laws, or under the rules of any national securities exchange or securities market, in which case the Company shall allow the Purchaser reasonable time to comment on such release or announcement in advance of such issuance.

Signature pages follow

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IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed as of the Effective Date.

AVENZO THERAPEUTICS, INC.

By:
Name:	Athena Countouriotis, M.D.
Title:	President & Chief Executive Officer

Signature Page to Subscription Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed as of the Effective Date.

PURCHASER:

Name of Investor

(Signature)

Name of Signing Party

Title of Signing Party

Address:

Email:

Signature Page to Subscription Agreement

Schedule I

SCHEDULE OF PURCHASERS

Investor Name and Address	Commitment Amount ($)

TOTAL:

1

Exhibit A

Form of Registration Rights Agreement

Exhibit 10.6

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of May 31, 2026, is entered into by and among Avenzo Therapeutics, Inc., a Delaware corporation, Rallybio Corporation, a Delaware corporation (the “Parent”), and the several investors signatory hereto (individually as a “Purchaser” and collectively together with their respective permitted assigns, the “Purchasers”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Subscription Agreement by and among the Company and the Purchasers, dated as of May 31, 2026 (as amended, restated, supplemented or otherwise modified from time to time, the “Subscription Agreement”).

WHEREAS:

A. Upon the terms and subject to the conditions of the Subscription Agreement, the Company has agreed to issue to the Purchasers, and the Purchasers have agreed to purchase, severally and not jointly, an aggregate of up to $215,000,000 of shares (the “Shares”) of the Company’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), pursuant to the Subscription Agreement.

B. The Company is party to that certain Agreement and Plan of Merger and Reorganization by and among the Company, Farmington Merger Sub, Inc., and Parent, dated as of May 31, 2026 (the “Merger Agreement”), pursuant to which the Company will become a wholly-owned subsidiary of Parent (the “Merger”).

C. Following the Effective Time (as defined in the Merger Agreement), Parent will change its name to Avenzo Therapeutics, Inc. (“TopCo”);

D. To induce the Purchasers to enter into the Subscription Agreement, the Company has agreed to provide certain registration rights under the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchasers hereby agree as follows:

1. DEFINITIONS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Company” means Avenzo Therapeutics, Inc. for all periods prior to the Effective Time and TopCo for all periods following the Effective Time.

(b) “Filing Deadline” means, with respect to the Initial Registration Statement required hereunder, the 30th calendar day following the Closing Date and, with respect to any New Registration Statements or other Registration Statement filed hereunder, the 21st calendar day following the later of (i) date on which the Company is permitted by SEC Guidance to file such New Registration Statement related to the Registrable Securities and (ii) the date on which the Company becomes aware of the necessity of filing such New Registration Statement related to the Registrable Securities.

(c) “Person” means any individual or entity including but not limited to any corporation, limited liability company, association, partnership, organization, business, individual, governmental or political subdivision thereof or a governmental agency.

(d) “Register,” “Registered,” and “Registration” refer to a registration effected by preparing and filing one or more registration statements of the Company in compliance with the 1933 Act and providing for offering securities on a continuous basis, and the declaration or ordering of effectiveness of such registration statement(s) by the U.S. Securities and Exchange Commission (the “SEC”).

(e) “Registrable Securities” means (i) all shares of TopCo common stock issued to the Purchasers at the closing of the Merger and (ii) any TopCo common stock issued or issuable with respect to the foregoing as a result of any stock split or subdivision, stock dividend, recapitalization, exchange or similar event. Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) upon the earliest to occur of (A) the date on which the Purchasers shall have resold all the Registrable Securities covered by the Registration Statement, (B) such Registrable Securities have been previously sold in accordance with Rule 144, (C) such securities become eligible for resale without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144, and (D) with respect to Registrable Securities held by a Purchaser that is not an affiliate of the Company, upon exchange of such Registrable Securities for unrestricted shares under an effective registration statement on Form S-4, if available and assuming any applicable legends (if any) are removed from such Registrable Securities in accordance with this Agreement, or if unavailable, another appropriate form filed with the SEC.

(f) “Registration Expenses” means all registration and filing fee expenses incurred by the Company in effecting any registration pursuant to this Agreement, including (i) all registration, qualification, and filing fees, printing expenses, and any other fees and expenses associated with filings required to be made with the SEC, the Financial Industry Regulatory Authority, Inc. or any other regulatory authority, (ii) all fees and expenses in connection with compliance with or clearing the Registrable Securities for sale under any securities or “Blue Sky” laws, (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses, and (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance); provided that in no event shall the Company be responsible for any underwriting, broker or similar fees or commissions of any Purchaser or, except to the extent provided for in the Subscription Agreement, any legal fees or other costs of the Purchasers.

(g) “Registration Statement” means any registration statement of the Company filed with, or to be filed with, the SEC under the 1933 Act, that Registers Registrable Securities, including the related preliminary or final prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement as may be necessary to comply with applicable securities laws. “Registration Statement” shall also include a New Registration Statement, as amended when each became effective, including all documents filed as part thereof or incorporated by reference therein, and including any information contained in a prospectus subsequently filed with the SEC.

(h) “Required Purchasers” means the Purchasers holding a majority of the Registrable Securities outstanding from time to time, provided that such majority includes each Purchaser who initially purchased (together with its affiliates and affiliated funds) at least $18 million of Closing Shares (as defined in the Subscription Agreement) pursuant to the Subscription Agreement and continues to hold such number of Closing Shares at the relevant time, provided further that such Closing Shares are Registrable Securities at the relevant time.

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(i) “SEC Guidance” means (i) any publicly-available written or oral guidance of the SEC staff, or any comments, requirements or requests of the SEC staff (whether or not publicly-available); provided, that any such oral guidance, comments, requirements or requests are reduced to writing by the SEC (and shared with the Purchasers upon request if not publicly-available) and (ii) the 1933 Act.

(j) “Selling Expenses” means all underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all similar fees and commissions relating to a Purchaser’s disposition of its Registrable Securities, including any legal fees or other costs of such Purchaser.

2. REGISTRATION.

(a) Mandatory Registration. The Company shall, as promptly as reasonably practicable and in any event no later than the Filing Deadline, prepare and file with the SEC an initial Registration Statement (the “Initial Registration Statement”) covering the resale of all of the Registrable Securities. Before filing any Registration Statement, the Company shall furnish to the Purchasers a copy of the Registration Statement. The Purchasers and their respective counsel shall have at least three (3) Business Days prior to the anticipated filing date of a Registration Statement to review and comment upon such Registration Statement and any amendment or supplement to such Registration Statement and any related prospectus (including any documents incorporated by reference therein), prior to its filing with the SEC. Subject to any SEC comments, such Registration Statement shall include the plan of distribution substantially in the form attached hereto as Exhibit A. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. The Company shall (a) use commercially reasonable efforts to address in each such document prior to being so filed with the SEC such comments as the Purchaser or its counsel reasonably proposed to the Company, and (b) not file any Registration Statement or related prospectus or any amendment or supplement thereto containing information regarding the Purchaser to which such Purchaser reasonably (x) objects or (y) believes contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information is required (in the good faith opinion of the Company) to comply with any applicable law or regulation or SEC Guidance. Each Purchaser shall furnish all information with respect to such Purchaser reasonably requested by the Company and as shall be reasonably required in connection with any registration referred to in this Agreement.

(b) Effectiveness. The Company shall use reasonable best efforts to have the Initial Registration Statement and any amendment declared effective by the SEC at the earliest possible date but no later than the earlier of (a) the seventy-fifth (75th) calendar day following the initial filing date of the Initial Registration Statement if the SEC notifies the Company that it will “review” the Initial Registration Statement and (b) the fifth (5th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Initial Registration Statement will not be “reviewed” or will not be subject to further review (the “Effectiveness Deadline”). The Company shall notify the Purchaser by e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after the Registration Statement is declared effective or is supplemented and shall provide the Purchaser with copies of any related prospectus to be used in connection with the sale or other disposition of the securities covered thereby. The Company shall use reasonable best efforts to keep the Initial Registration Statement continuously effective pursuant to Rule 415 promulgated under the 1933 Act and available for the resale by the Purchasers of all of the Registrable Securities covered thereby at all times until the earliest to occur of the following events:

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(i) the date on which the Purchasers shall have resold all the Registrable Securities covered thereby and (ii) the date on which the Registrable Securities may be resold by the Purchasers without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 under the 1933 Act or any other rule of similar effect (the “Registration Period”). The Initial Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(c) Sufficient Number of Shares Registered. In the event the number of shares available under the Initial Registration Statement at any time is insufficient to cover the Registrable Securities, the Company shall, to the extent necessary and permissible, amend the Initial Registration Statement or file a new registration statement (together with any prospectuses or prospectus supplements thereunder, a “New Registration Statement”), so as to cover all of such Registrable Securities as soon as reasonably practicable, but in any event not later than the Filing Deadline. The Company shall use its reasonable best efforts to have such amendment and/or New Registration Statement become effective as soon as reasonably practicable following the filing thereof but no later than the earlier of the (i) seventy-fifth (75th) calendar day following the initial filing date of the New Registration Statement if the SEC notifies the Company that it will “review” the New Registration Statement and (ii) the fifth (5th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the New Registration Statement will not be “reviewed” or will not be subject to further review (the earlier of such dates, the “New Registration Effectiveness Deadline”). The provisions of Sections 2(a) and 2(b) shall apply to the New Registration Statement, except as modified hereby.

(d) Liquidated Damages. If (i) the Initial Registration Statement has not been filed by the Filing Deadline, (ii) the Initial Registration Statement has not been declared effective by the Effectiveness Deadline, (iii) the New Registration Statement has not been filed by the Filing Deadline, (iv) the New Registration Statement has not been declared effective by the New Registration Effectiveness Deadline or (v) after any Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including without limitation by reason of a stop order, or the Company’s failure to update such Registration Statement), but excluding any Allowed Delay (as defined below) or, if the Registration Statement is on Form S-1, for a period of 20 days following the date on which the Company files a post-effective amendment to incorporate the Company’s Annual Report on Form 10-K, then the Company will make pro rata payments to each Purchaser then holding Registrable Securities, as liquidated damages and not as a penalty, in an amount equal to 1.0% of the aggregate amount paid pursuant to the Subscription Agreement by such Purchaser for such Registrable Securities then held by such Purchaser for each 30-day period or pro rata for any portion thereof during which the failure continues (the “Blackout Period”), provided that no liquidated damages shall be payable (i) if as of the relevant date, the Registrable Securities may be sold by the Purchaser without volume or manner of sale restrictions under Rule 144, and provided the Company is then in compliance with any current public information requirements thereunder, as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Purchaser and the Company’s transfer agent (regardless of whether the restrictive legend has been actually removed from the certificates representing such Registrable Securities), (ii) to a Purchaser in the event it is unable to lawfully sell any of its Registrable Securities because of possession of material non-public information, (iii) if and to the extent to, despite best efforts by the Company to avoid a breach hereof, the Company’s failure was caused by a government shutdown resulting in the SEC’s inability to review or declare effective the Registration Statement , (iv) to a Purchaser causing an event that relates to or is caused by any action or inaction taken by such Purchaser, or (v) with respect to any period after the expiration of the Registration Period. The Company shall not be liable for liquidated damages under this Agreement as to any Registrable

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Securities which are not permitted by the SEC to be included in a Registration Statement due solely to SEC Guidance; in such case, the liquidated damages shall be calculated to only apply to the percentage of Registrable Securities which are permitted in accordance with SEC Guidance to be included in such Registration Statement. Such payments shall constitute the Purchasers’ exclusive monetary remedy for such events, but shall not affect the right of the Purchasers to seek injunctive relief. The amounts payable as liquidated damages pursuant to this paragraph shall be paid in cash no later than five Business Days after each such 30-day period following the commencement of the Blackout Period until the termination of the Blackout Period (the “Blackout Period Payment Date”). Interest shall accrue at the rate of 0.5% per month (pro rated for any period less than a month) on any such liquidated damages payments that shall not be paid by the Blackout Period Payment Date until such amount is paid in full. Notwithstanding the above, in no event shall the aggregate amount of liquidated damages (or interest thereon) paid under this Agreement to any Purchaser exceed, in the aggregate, 5.0% of the aggregate purchase price of the Shares purchased by such Purchaser under the Subscription Agreement. Notwithstanding anything in this Section 2(d) to the contrary, during any periods that the Company is unable to meet its obligations hereunder with respect to the registration of the Registrable Securities because any Purchaser fails to furnish information required to be provided pursuant to Section 2(a) or Section 4(a) within three Business Days of the Company’s request, any liquidated damages that would otherwise accrue as to such Purchaser only shall be tolled until such information is delivered to the Company. The Effectiveness Deadline or New Registration Effectiveness Deadline, as applicable, shall be extended without default or liquidated damages hereunder in the event that the Company’s failure to obtain the effectiveness of the Registration Statement on a timely basis results from the failure of such Purchaser to timely provide the Company with information requested by the Company and necessary to complete the Registration Statement.

(e) Allowable Delays. On no more than two (2) occasions in any twelve (12)-month period for not more than thirty (30) consecutive days or for a total of not more than sixty (60) days, the Company may delay the effectiveness of the Initial Registration Statement or any other Registration Statement, or suspend the use of any prospectus included in any Registration Statement, in the event that the Company’s Board of Directors reasonably determines, in good faith and upon advice of legal counsel, that such delay or suspension is necessary to (A) delay the disclosure of material non-public information concerning the Company, including in connection with the negotiation or consummation of a material transaction by the Company that is pending, that would require additional disclosure by the Company in the Registration Statement of material non-public information that the Company has a bona fide business purpose for preserving as confidential and the non-disclosure of which would be expected, in the good faith opinion of the Company’s Board of Directors, upon advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (B) amend or supplement the affected Registration Statement or the related prospectus so that such Registration Statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (i) notify each Purchaser in writing (email being sufficient) of the commencement of an Allowed Delay, but shall not (without the prior written consent of a Purchaser) disclose to such Purchaser any material non-public information giving rise to an Allowed Delay, (ii) advise the Purchasers in writing to cease all sales under the applicable Registration Statement until the end of the Allowed Delay and (iii) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable. Each Purchaser may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Purchaser not receive notices from the Company otherwise required by this Section 2(e); provided, however, that such Purchaser may later revoke any such Opt-Out Notice in writing, which shall be effective five (5) Business Days after the receipt thereof. Following receipt of an Opt-Out Notice from a Purchaser (unless subsequently revoked), the Company shall not deliver any notices pursuant to this Section 2(e) to such Purchaser and such Purchaser shall no longer be entitled to the rights associated with any such notice.

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(f) Rule 415; Cutback. If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in any Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the 1933 Act (provided, however, the Company shall be obligated to use commercially reasonable efforts to advocate with the SEC for the registration of all of the Registrable Securities) or requires any Purchaser to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registrable Securities thereof and (ii) make commercially reasonable efforts to persuade the SEC that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Purchasers is an “underwriter.” Each Purchaser shall have the right to have its legal counsel, at such Purchaser’s expense, to review and oversee any registration or matters pursuant to this Section 2(f), including to comment on any written submission made to the SEC with respect thereto. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2(f), the SEC refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not name any Purchaser as an “underwriter” in such Registration Statement without the prior written consent of such Purchaser (provided that, in the event a Purchaser withholds such consent, the Company shall have no obligation hereunder to include any Registrable Securities of such Purchaser in any Registration Statement covering the resale thereof until such time as the SEC no longer requires such Purchaser to be named as an “underwriter” in such Registration Statement or such Purchaser otherwise consents in writing to being so named). Any cut-back imposed on the Purchasers pursuant to this Section 2(f) shall be applied first to any of the Registrable Securities of a Purchaser that the SEC has indicated cannot be included or must be limited in the number of Registrable Securities that can be included, and thereafter shall be allocated among the Purchasers on a pro rata basis, unless the SEC Restrictions otherwise require or provides otherwise, or a Purchaser otherwise agrees.

(g) Each Registration Statement filed hereunder shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another form in accordance with the provisions of this Section 2(g)). If Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form and (ii) undertake to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall use reasonable best efforts to maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

3. RELATED COMPANY OBLIGATIONS.

With respect to the Registration Statement and whenever any Registrable Securities are to be Registered pursuant to Section 2, including on the Initial Registration Statement or on any New Registration Statement, the Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(a) Notifications. The Company will promptly notify the Purchasers of the time when any subsequent amendment to the Initial Registration Statement or any New Registration Statement, other than documents incorporated by reference, has been filed with the SEC and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to a prospectus has been filed and of any request by the SEC for any amendment or supplement to the Registration Statement, any New Registration Statement or any prospectus or for additional information regarding the Purchaser.

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(b) Amendments. The Company will prepare and file with the SEC any amendments, post-effective amendments or supplements to the Initial Registration Statement, any New Registration Statement or any related prospectus, as applicable, that, (a) as may be necessary to keep such Registration Statement effective for the Registration Period and to comply with the provisions of the 1933 Act and the Securities Exchange Act of 1934, as amended (the “1934 Act”), with respect to the distribution of all of the Registrable Securities covered thereby, or (b) in the reasonable opinion of a Purchaser and the Company, as may be necessary or advisable in connection with any acquisition or sale of Registrable Securities by the Purchasers at least one (1) Business Day prior to filing.

(c) Purchaser Review. The Company will not file any amendment or supplement to the Registration Statement, any New Registration Statement or any prospectus, other than documents incorporated by reference, relating to any Purchaser, the Registrable Securities or the transactions contemplated hereby unless (A) the Purchaser and its counsel shall have been advised and afforded the opportunity to review and comment thereon at least three (3) Business Days prior to filing with the SEC and (B) the Company shall have given reasonable due consideration to any comments thereon received from the Purchaser or its counsel.

(d) Copies Available. The Company will furnish to any Purchaser whose Registrable Securities are included in any Registration Statement and its counsel copies of the Initial Registration Statement, any prospectus thereunder (including all documents incorporated by reference therein), any prospectus supplement thereunder, any New Registration Statement and all amendments to the Initial Registration Statement or any New Registration Statement that are filed with the SEC during the Registration Period (including all documents filed with or furnished to the SEC during such period that are deemed to be incorporated by reference therein), each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment) and such other documents as Purchaser may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Purchaser that are covered by such Registration Statement, in each case as soon as reasonably practicable upon such Purchaser’s request and in such quantities as such Purchaser may from time to time reasonably request; provided, however, (x) that the Company shall not be required to furnish any document to the Purchaser to the extent such document is available on EDGAR and (y) the Company shall redact any sections of such documents that may contain material non-public information unless the Purchaser consents in writing to receive such information and agree to hold it in confidence.

(e) Notification of Stop Orders; Material Changes. The Company shall use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order as soon as practicable. The Company shall advise the Purchasers promptly (but in no event later than 24 hours) and shall confirm such advice in writing, in each case: (1) of the Company’s receipt of notice of any request by the SEC or any other federal or state governmental authority for amendment of or a supplement to the Registration Statement or any prospectus or for any additional information; (2) of the Company’s receipt of notice of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Initial Registration Statement or prohibiting or suspending the use of any prospectus or prospectus supplement, or any New Registration Statement, or of the Company’s receipt of any notification of the suspension of qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or contemplated initiation of any proceeding for such purpose; and (3) of the Company becoming aware of the happening of any event, which makes any statement of a material fact

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made in any Registration Statement or any prospectus untrue or which requires the making of any additions to or changes to the statements then made in any Registration Statement or any prospectus in order to state a material fact required by the 1933 Act to be stated therein or necessary in order to make the statements then made therein (in the case of any prospectus, in light of the circumstances under which they were made) not misleading, or of the necessity to amend any Registration Statement or any prospectus to comply with the 1933 Act or any other law. The Company shall not be required to disclose to the Purchasers (and shall not so disclose to any Purchaser without such Purchaser’s prior written consent) the substance of specific reasons of any of the events set forth in clauses (1) through (3) of the immediately preceding sentence and shall not provide any material non-public information to the Purchasers in such notice (each, a “Suspension Event”), but rather, shall only be required to disclose that the event has occurred. If at any time the SEC, or any other federal or state governmental authority shall issue any stop order suspending the effectiveness of any Registration Statement or prohibiting or suspending the use of any prospectus or prospectus supplement, the Company shall use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable time. The Company shall furnish to any Purchaser, without charge, a copy of any correspondence from the SEC or the staff of the SEC, or any other federal or state governmental authority to the Company or its representatives relating to the Initial Registration Statement, any New Registration Statement or any prospectus, or prospectus supplement as the case may be. In the event of a Suspension Event set forth in clause (3) of the second sentence of this Section 3(e), the Company will use its commercially reasonable efforts to publicly disclose such event as soon as reasonably practicable, or otherwise resolve the matter such that sales under Registration Statements may resume.

(f) Confirmation of Effectiveness. If reasonably requested by a Purchaser at any time in respect of any Registration Statement, the Company shall deliver to such Purchaser a written confirmation (email being sufficient) from Company’s counsel of whether or not the effectiveness of such Registration Statement has lapsed at any time for any reason (including, without limitation, the issuance of a stop order) and whether or not such Registration Statement is currently effective and available to the Purchaser for sale of Registrable Securities.

(g) Listing. The Company shall use best efforts to cause all Registrable Securities covered by a Registration Statement to be listed on the Nasdaq Stock Market and any other National Exchange upon which the Registrable Securities are then listed.

(h) Compliance. The Company shall otherwise use best efforts to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, including, without limitation, Rule 172 under the 1933 Act, file any final prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the 1933 Act, promptly inform the Purchaser in writing if, at any time during the Registration Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Purchaser is required to deliver a prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder, and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act, including Rule 158 promulgated thereunder (for the purpose of this Section 3(h), “Availability Date” means the forty-fifth (45th) day following the end of the fourth (4th) fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth (4th) fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the ninetieth (90th) day after the end of such fourth (4th) fiscal quarter).

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(i) Blue-Sky. The Company shall register or qualify or cooperate with a Purchaser and its counsel in connection with the registration or qualification of such Registrable Securities for the offer and sale under the securities or blue sky laws of such jurisdictions reasonably requested by such Purchaser; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(i), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(i), or (iii) file a general consent to service of process in any such jurisdiction.

(j) Rule 144. With a view to making available to the Purchasers the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Purchasers to sell shares of TopCo common stock to the public without registration, for so long as any Registrable Securities are outstanding, the Company covenants and agrees to use best efforts to: (i) make and keep adequate current public information available, as those terms are understood and defined in Rule 144; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act; and (iii) furnish electronically to each Purchaser upon request, as long as such Purchaser owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the 1934 Act, (B) a copy of or electronic access to the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Purchaser of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

(k) Cooperation. The Company shall cooperate with the holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates or uncertificated shares representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144 free of any restrictive legends and representing such number of shares of Common Stock and registered in such names as the holders of the Registrable Securities may reasonably request in accordance with the provisions of the Subscription Agreement, and the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company’s Direct Registration System.

(l) Removal of Restrictive Legends. Without limiting Section 5.09 of the Subscription Agreement, the Company shall use commercially reasonable efforts to cause the Company’s transfer agent to remove any restrictive legend from any Registrable Securities, as promptly as practicable following effectiveness of the applicable Registration Statement, without any request for removal being required from any holder of Registrable Securities.

4. OBLIGATIONS OF THE PURCHASERS.

(a) Purchaser Information. Each Purchaser shall provide a completed Investor Questionnaire in the form attached hereto as Exhibit B or such other form of questionnaire or information reasonably required by the Company in connection with the registration of the Registrable Securities within three (3) Business Days of request by the Company and no later than the end of the third (3rd) Business Day following the date on which such Purchaser receives draft materials in accordance with Section 2(a).

(b) Suspension of Sales. Each Purchaser, severally and not jointly with any other Purchaser, agrees that, upon receipt of any notice from the Company of the existence of an Allowed Delay or Suspension Event, the Purchaser will promptly discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until the Purchaser’s receipt of a notice from the Company confirming the resolution of such Allowed Delay or Suspension Event and that such dispositions may again be made; provided, for the avoidance of doubt, that the foregoing shall not limit the right of a Purchaser to sell or otherwise dispose of the Registrable Securities pursuant to Rule 144 or any other exemption from the registration requirements of the 1933 Act or to settle a transaction pursuant to a Registration Statement as to which a contract for such sale was entered into prior to such Purchaser’s receipt

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of the notice from the Company of the existence of the Allowed Delay or Suspension Event. The Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of a Purchaser in accordance with any sale of Registrable Securities pursuant to a Registration Statement with respect to which such Purchaser has entered into a contract for sale prior to such Purchaser’s receipt of the notice from the Company of the existence of the Allowed Delay or Suspension Event.

(c) Purchaser Cooperation. Each Purchaser, severally and not jointly with any other Purchaser, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any amendments and supplements to any Registration Statement or New Registration Statement hereunder, unless such Purchaser has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

5. EXPENSES OF REGISTRATION.

All Registration Expenses incurred in connection with registrations pursuant to this Agreement shall be borne by the Company. All Selling Expenses relating to securities registered on behalf of a Purchaser shall be borne by such Purchaser.

6. INDEMNIFICATION.

(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Purchaser, each Person, if any, who controls each Purchaser, the members, shareholders, directors, officers, partners, employees, members, managers, agents, representatives and advisors of each Purchaser and each Person, if any, who controls each Purchaser within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Person”), against any losses, obligation, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges and costs (including, without limitation, court costs and costs of preparation, reasonable and documented attorneys’ fees, amounts paid in settlement (with the prior consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed) or reasonable and documented expenses (collectively, “Indemnified Damages”)) reasonably incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency or body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Claims”), to which any of them may become subject insofar as such Claims arise out of or are based upon: (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement, any preliminary prospectus or final prospectus, or any amendment or supplement thereof, or (ii) any violation or alleged violation by the Company of the 1933 Act, 1934 Act or any other state securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered or any rule or regulation promulgated thereunder applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration of the Registrable Securities (the matters in the foregoing clauses (i) and (ii) being, collectively, “Violations”). The Company shall reimburse each Indemnified Person promptly as such Indemnified Damages are incurred and are due and payable in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (A) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by the Purchaser or such Indemnified Person specifically for use in such Registration Statement and was reviewed and approved in writing by such Purchaser or such Indemnified Person expressly for use in connection with the preparation of any Registration Statement, any prospectus or any such amendment thereof or supplement thereto if the foregoing was timely made available by the Company; (B) with respect to any superseded prospectus, shall not inure to the benefit of any such Person from whom the Person asserting any such Claim purchased the

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Registrable Securities that are the subject thereof (or to the benefit of any other Indemnified Person) if the untrue statement or omission of material fact contained in the superseded prospectus was corrected in the revised prospectus, as then amended or supplemented, and the Indemnified Person was promptly advised in writing not to use the outdated, defective or incorrect prospectus prior to the use giving rise to a Violation; (C) shall not be available to the extent such Claim is based on a failure of the Indemnified Person to deliver, or cause to be delivered, if required the prospectus to the Persons asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities; and (D) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Purchaser pursuant to Section 8.

(b) In connection with the Initial Registration Statement, any New Registration Statement or any prospectus, each Purchaser, severally and not jointly, agree to indemnify, hold harmless and defend, the Company, each of its directors and officers who signed the Initial Registration Statement or signs any New Registration Statement, and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Party”), against any losses, claims, damages, liabilities and expenses (including reasonable attorney fees) resulting from (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement or (ii) any Violation or alleged Violation by the Purchaser of its obligations under this Agreement, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with information about the relevant Purchaser furnished in writing by or on behalf of such Purchaser to the Company expressly for use in connection with the preparation of the Registration Statement, any New Registration Statement, any prospectus or any such amendment thereof or supplement thereto, and which was provided to such Purchaser or such Indemnified Person for review prior to use in the Registration Statement, any New Registration Statement, any prospectus or any such amendment thereof or supplement thereto. In no event shall the liability of a Purchaser be greater in amount than the dollar amount of the proceeds (net of all expense paid by such Purchaser in connection with any claim relating to this Section 6 and the amount of any damages such Purchaser has otherwise been required to pay by reason of such Violation) received by such Purchaser upon the sale of the Registrable Securities included in such Registration Statement giving rise to such indemnification obligation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by a Purchaser pursuant to Section 8.

(c) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be, and upon such notice, the indemnifying party shall not be liable to the Indemnified Person or the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Person or the Indemnified Party in connection with the defense thereof; provided, however, that an Indemnified Person or Indemnified Party (together with all other Indemnified Persons and Indemnified Parties that may be represented without conflict by one counsel) shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or

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Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the Indemnified Party or Indemnified Person in respect to or arising out of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing or malfeasance by or on behalf of, the Indemnified Party or Indemnified Person. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred. Any Person receiving a payment pursuant to this Section 6 which person is later determined to not be entitled to such payment shall return such payment (including reimbursement of expenses) to the person making it.

(e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7. CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 7 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by such seller from the sale of such Registrable Securities giving rise to such contribution obligation.

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8. ASSIGNMENT OF REGISTRATION RIGHTS.

The Company shall not assign this Agreement or any rights or obligations hereunder (whether by operation of law or otherwise) without the prior written consent of the Purchasers holding a majority of the Registrable Securities then outstanding (voting together as a single class); provided, however, that in any transaction, whether by merger, reorganization, restructuring, consolidation, financing or otherwise, whereby the Company is a party and in which the Registrable Securities are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Purchaser in connection with such transaction unless such securities are otherwise freely tradable by the Purchaser after giving effect to such transaction, and the prior written consent of the Purchasers holding a majority of the Registrable Securities then outstanding (voting together as a single class) shall not be required for such transaction. No Purchaser may assign its rights under this Agreement, other than to an affiliate of such Purchaser or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of the Purchaser, without the prior written consent of the Company. The provisions of this Agreement shall be binding upon and inure to the benefit of the Purchaser and its successors and permitted assigns.

9. AMENDMENTS AND WAIVERS.

The provisions of this Agreement, including the provisions of this sentence, may be amended, modified or supplemented, or waived only by a written instrument executed by (i) the Company and (ii) the Required Purchasers, provided that (a) any party may give a waiver as to itself, (b) any amendment, modification, supplement or waiver that disproportionately and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser or each Purchaser, as applicable, and (c) any amendments to Section 6 or to the definitions of “Filing Deadline,” “Effectiveness Deadline,” “New Registration Effectiveness Deadline” or “Registration Period” shall require the written consent of each Purchaser. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of one or more Purchasers and that does not adversely directly or indirectly affect the rights of other Purchasers may be given by Purchasers holding a majority of the Registrable Securities to which such waiver or consent relates.

10. MISCELLANEOUS.

(a) Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (a) when delivered, if delivered personally, (b) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one (1) Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, or (d) when delivered, in the case of email, in each case to the intended recipient as set forth below, with respect to the Company, and with respect to the Purchasers, to the addresses and emails set forth in Schedule I to the Subscription Agreement and/or each Purchasers’ respective signature page.

if to the Company:

Avenzo Therapeutics, Inc.

12707 High Bluff Dr.

Suite 200

San Diego, CA 92130

Attention: Legal Department

Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP

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10265 Science Center Drive

San Diego, CA 92121

Attention: Charles Bair; Wade Andrews

Email: cbair@cooley.com; wandrews@cooley.com

or at such other address as the Company or each Purchaser may specify by written notice to the other parties hereto in accordance with this Section 10(a).

(b) No Waiver. No failure or delay on the part of either party hereto in the exercise of any power, right or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other right, power or privilege.

(c) Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury. The provisions of Section 8.05 of the Subscription Agreement are incorporated by reference herein mutatis mutandis.

(d) Entire Agreement. This Agreement, the Subscription Agreement and any other agreement contemplated hereby or thereby (including all schedules and exhibits hereto and thereto) constitute the entire agreement between the parties hereto respecting the subject matter hereof and thereof and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof and thereof, whether written or oral.

(e) Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(f) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

(g) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(h) Contract Interpretation. This Agreement is the joint product of each Purchaser and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

(i) No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person except as expressly provided in this Agreement. Except as set forth in Sections 6, 7 and 8, nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

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(j) Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

(k) Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Company covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, stockholder, general or limited partner or member of any Purchaser or of any affiliates or assignees thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, stockholder, general or limited partner or member of any Purchaser or of any affiliates or assignees thereof, as such for any obligation of any Purchaser under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

(l) Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Purchaser shall be entitled to seek specific performance of the agreements and obligations of the Company hereunder and to such other injunction or equitable relief as may be granted by a court of competent jurisdiction.

(m) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of date first written above.

COMPANY:

AVENZO THERAPEUTICS, INC.

By:
Name: Athena Countouriotis, M.D.
Title: President & Chief Executive Officer

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of date first written above.

PARENT:

RALLYBIO CORPORATION

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of date first written above.

PURCHASER:

Name of Investor

(Signature)

Name of Signing Party

Title of Signing Party

Address:

Email:

[Signature Page to Registration Rights Agreement]

Exhibit A

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	distributions to members, partners, stockholders or other equityholders of the selling stockholders;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales and settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling stockholders for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or

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other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or another available exemption from the registration requirements under the Securities Act.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act (it being understood that the selling stockholders shall not be deemed to be underwriters solely as a result of their participation in this offering). Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to use commercially reasonable efforts to cause the registration statement of which this prospectus constitutes a part to become effective and to remain continuously effective until the earlier of: (i) the date on which the selling stockholders shall have resold or otherwise disposed of all the shares covered by this prospectus and (ii) the date on which the shares covered by this prospectus no longer constitute “Registrable Securities” as such term is defined in the Registration Rights Agreement, such that they may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations and without current public information pursuant to Rule 144 under the Securities Act or any other rule of similar effect.

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Exhibit B

Investor Questionnaire

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.	Name.

	(a)	Full Legal Name of Investor

	(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

	(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2.	Address for Notices to Investor:

Telephone:

E-Mail: ______________________________________________________________________________________

Contact Person:

3.	Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes ☐ No ☐

(b)	If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐ No ☐

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Note: If “no” to Section 3(b), the SEC’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)	Are you an affiliate of a broker-dealer?

Yes ☐ No ☐

(d)

If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

Note: If “no” to Section 3(d), the SEC’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4.	Beneficial Ownership of Securities of the Company Owned by the Investor.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Subscription Agreement.

(a)	Type and Amount of other securities beneficially owned by the Investor:

5.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

7

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:	Beneficial Owner:

By:
Name: Title:

PLEASE EMAIL A .PDF COPY OF THE COMPLETED AND EXECUTED QUESTIONNAIRE TO:

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Exhibit 10.7

SECOND AMENDMENT TO

EMPLOYMENT AGREEMENT

This second amendment (this “Amendment”) amends the Second Amended and Restated Employment Agreement (the “Agreement”), dated as of August 1, 2023, as amended by that certain Amendment to Employment Agreement (the “First Amendment”), between Rallybio Corporation, a Delaware corporation (the “Company”), and Stephen Uden (the “Executive”) and is effective as of the date set forth on the signature page hereto. Except as otherwise defined herein, all capitalized terms used herein have the same meaning as in the Agreement.

WHEREAS, the Company and the Executive entered into the Agreement;

WHEREAS, pursuant to the First Amendment, the definition of “Change in Control” in the Agreement was amended to provide that the transactions contemplated by that certain Agreement and Plan of Merger, dated as of March 1, 2026, by and among the Company, Farmington Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, and Candid Therapeutics, Inc., a Delaware corporation (the “Prior Merger Agreement”), would constitute a “Change in Control” for purposes of the Agreement;

WHEREAS, the Prior Merger Agreement has been terminated; and

WHEREAS, the Company and the Executive desire to further amend certain provisions of the Agreement to update the definition of “Change in Control.”

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. The definition of “Change in Control” in the Agreement, as amended by the First Amendment, is hereby further amended and restated to include the following clause at the end of such definition:

2. “further, provided, however, that any business combination (including a reverse merger) pursuant to which the stockholders of the Company immediately prior to the transaction beneficially own securities representing less than 50% of the voting power of the Company following the transaction shall constitute a ‘Change in Control.’”

3. The Company and the Executive acknowledge and agree that a “Change in Control” has not occurred under the Agreement as of the date of this Amendment.

4. Except as expressly amended hereby, the Agreement (as amended by the First Amendment) shall remain in full force and effect in accordance with its terms.

5. The Executive acknowledges and agrees that (i) this Amendment may be executed in two or more counterparts, each of which will be an original and all of which together will constitute one and the same instrument, (ii) this Amendment may be executed and exchanged using facsimile, portable document format (PDF) or electronic signature, which, in each case, will constitute an original signature for all purposes hereunder, and (iii) such signature by the Company will be binding against the Company and will create a legally binding agreement when this Amendment is countersigned by the Executive.

[Signature page follows.]

The Company, by its duly authorized officer, and the Executive have executed this Amendment.

RALLYBIO CORPORATION

By:	/s/ Jonathan I. Lieber

Name:	Jonathan I. Lieber

Title:	Chief Financial Officer and Treasurer

Agreed and Accepted:

/s/ Stephen Uden

Stephen Uden

Exhibit 10.8

SECOND AMENDMENT TO

EMPLOYMENT AGREEMENT

This second amendment (this “Amendment”) amends the Employment Agreement (the “Agreement”), dated as of February 1, 2023, as amended by that certain Amendment to Employment Agreement (the “First Amendment”), between Rallybio Corporation, a Delaware corporation (the “Company”), and Jonathan I. Lieber (the “Executive”) and is effective as of the date set forth on the signature page hereto. Except as otherwise defined herein, all capitalized terms used herein have the same meaning as in the Agreement.

WHEREAS, the Company and the Executive entered into the Agreement;

WHEREAS, pursuant to the First Amendment, the definition of “Change in Control” in the Agreement was amended to provide that the transactions contemplated by that certain Agreement and Plan of Merger, dated as of March 1, 2026, by and among the Company, Farmington Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, and Candid Therapeutics, Inc., a Delaware corporation (the “Prior Merger Agreement”), would constitute a “Change in Control” for purposes of the Agreement;

WHEREAS, the Prior Merger Agreement has been terminated; and

WHEREAS, the Company and the Executive desire to further amend certain provisions of the Agreement to update the definition of “Change in Control.”

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. The definition of “Change in Control” in the Agreement, as amended by the First Amendment, is hereby further amended and restated to include the following clause at the end of such definition:

2. “further, provided, however, that any business combination (including a reverse merger) pursuant to which the stockholders of the Company immediately prior to the transaction beneficially own securities representing less than 50% of the voting power of the Company following the transaction shall constitute a ‘Change in Control.’”

3. The Company and the Executive acknowledge and agree that a “Change in Control” has not occurred under the Agreement as of the date of this Amendment.

4. Except as expressly amended hereby, the Agreement (as amended by the First Amendment) shall remain in full force and effect in accordance with its terms.

5. The Executive acknowledges and agrees that (i) this Amendment may be executed in two or more counterparts, each of which will be an original and all of which together will constitute one and the same instrument, (ii) this Amendment may be executed and exchanged using facsimile, portable document format (PDF) or electronic signature, which, in each case, will constitute an original signature for all purposes hereunder, and (iii) such signature by the Company will be binding against the Company and will create a legally binding agreement when this Amendment is countersigned by the Executive.

[Signature page follows.]

The Company, by its duly authorized officer, and the Executive have executed this Amendment.

RALLYBIO CORPORATION

By:	/s/ Stephen Uden

Name:	Stephen Uden

Title:	Chief Executive Officer

Agreed and Accepted:

/s/ Jonathan I. Lieber

Jonathan I. Lieber

Exhibit 10.9

AMENDMENT TO

CONFIDENTIAL RELEASE AND SEPARATION AGREEMENT

This amendment (this “Amendment”) amends the Confidential Release and Separation Agreement (the “Agreement”), dated as of March 31, 2026, between Rallybio Corporation, a Delaware corporation (the “Company”), and Steven Ryder (“Dr. Ryder”) and is effective as of the date set forth on the signature page hereto. Except as otherwise defined herein, all capitalized terms used herein have the same meaning as in the Agreement.

WHEREAS, the Company and Dr. Ryder entered into the Agreement;

WHEREAS, Section 3(d) of the Agreement provides for certain payments and benefits upon consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of March 1, 2026, by and among the Company, Farmington Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, and Candid Therapeutics, Inc., a Delaware corporation (the “Prior Merger Agreement”);

WHEREAS, the Prior Merger Agreement has been terminated; and

WHEREAS, the Company and Dr. Ryder desire to amend certain provisions of the Agreement to update the references to the Prior Merger Agreement in Section 3(d) thereof and to address the treatment of equity awards in connection with a future “Change in Control”.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Section 3(d) of the Agreement is hereby amended to replace all references therein to the Prior Merger Agreement with references to any agreement that provides for a business combination (including a reverse merger) pursuant to which the stockholders of the Company immediately prior to the transaction beneficially own securities representing less than 50% of the voting power of the Company following the transaction (the “Merger Agreement” and such transaction, the “Merger”).

2. The Company and Dr. Ryder acknowledge and agree that a “Change in Control” has not occurred under the Agreement as of the date of this Amendment.

3. For the avoidance of doubt, Section 3(d)(iii) of the Agreement, as amended hereby, shall continue to provide that all restricted stock, stock options and other equity or equity-based awards granted to Dr. Ryder by the Company that remain outstanding as of the date of Dr. Ryder’s separation shall remain outstanding and eligible to vest in accordance with the terms of the Merger Agreement, with any stock options that were vested and unexercised as of the date of Dr. Ryder’s separation and any stock options that become vested under the terms of the Merger Agreement remaining exercisable until ninety (90) days following the closing of the Merger (or, if earlier, until the original expiration date of such stock option).

4. Except as expressly amended hereby, the Agreement shall remain in full force and effect in accordance with its original terms.

5. Dr. Ryder acknowledges and agrees that (i) this Amendment may be executed in two or more counterparts, each of which will be an original and all of which together will constitute one and the same instrument, (ii) this Amendment may be executed and exchanged using facsimile, portable document format (PDF) or electronic signature, which, in each case, will constitute an original signature for all purposes hereunder, and (iii) such signature by the Company will be binding against the Company and will create a legally binding agreement when this Amendment is countersigned by Dr. Ryder.

[Signature page follows.]

The Company, by its duly authorized officer, and Dr. Ryder have executed this Amendment.

RALLYBIO CORPORATION

By:	/s/ Jonathan I. Lieber

Name:	Jonathan I. Lieber

Title:	Chief Financial Officer and Treasurer

Agreed and Accepted:

/s/ Steven Ryder

Steven Ryder

Exhibit 99.1

Rallybio Corporation and Avenzo Therapeutics Announce Merger Agreement to Advance Next-Generation Oncology Therapies and $215 Million Concurrent Private Placement

Combined company to operate as Avenzo Therapeutics, advancing a leading portfolio of next-generation oncology therapies, including small molecules and antibody-drug conjugates

Concurrent oversubscribed private placement financing of $215 million with participation from leading syndicate of healthcare institutional investors and mutual funds

Private placement financing expected to fund operations into late 2028, and support advancement through multiple clinical milestones

Companies to hold joint conference call on Monday, June 1, 2026 at 8:30 a.m. ET

NEW HAVEN, Conn. & SAN DIEGO, Calif. – June 1, 2026 – Rallybio Corporation (Nasdaq: RLYB) (“Rallybio”) and Avenzo Therapeutics, Inc. (“Avenzo”), a clinical-stage biotechnology company developing next-generation oncology therapies, today announced that they have entered into a definitive agreement pursuant to which Rallybio will acquire Avenzo through a merger transaction (the “Merger”). Upon completion of the Merger, the combined company is expected to operate under the name Avenzo Therapeutics, Inc. and is expected to trade on Nasdaq under the ticker symbol “AVZO”.

In connection with the Merger, Avenzo entered into subscription agreements for a concurrent oversubscribed private placement financing of $215 million in gross proceeds (the “Financing” and, together with the Merger, the “Transaction”). The Financing included participation from new investors including a leading mutual fund, Blackstone Multi-Asset Investing, accounts advised by T. Rowe Price Investment Management, Inc., a leading life sciences fund, Vivo Capital, Affinity Asset Advisors, ADAR1 Capital Management, and existing investors including OrbiMed, SR One, Foresite Capital, Surveyor Capital (a Citadel company), Longwood Fund, New Enterprise Associates, Deep Track Capital, Sands Capital, Lilly Asia Ventures, Sofinnova Investments, and other institutional investors. The combined company expects its cash balance at closing to fund operations into late 2028 and support advancement of its four clinical-stage programs through multiple clinical milestones, including updated Phase 1 data across the pipeline, initial clinical data for the combination of AVZO-023 and AVZO-021 with fulvestrant, and the initiation of multiple Phase 2 studies across the pipeline.

The Transaction has been unanimously approved by the boards of directors of both companies and is expected to close in Q4 2026, subject to certain closing conditions, including the approval by the stockholders of each company, the effectiveness of a registration statement to be filed with the Securities and Exchange Commission (the “SEC”) to register the shares of Rallybio common stock to be issued in connection with the Transaction, and the satisfaction of other customary closing conditions. Rallybio intends to distribute substantially all of its pre-closing net cash to its pre-closing stockholders in connection with the Transaction. Accordingly, following closing, pre-Transaction Rallybio equityholders are expected to own approximately 2.8% of the combined company, and pre-Transaction Avenzo equityholders (inclusive of investors participating in the Financing) are expected to own approximately 97.2% of the combined company, calculated on a treasury stock method basis and assuming Rallybio has no net cash at closing (as a result of the distribution of its pre-closing net cash). In addition, pre-closing Rallybio stockholders will receive contingent value rights (“CVRs”) entitling them to the net cash proceeds received by the combined company from the previously announced sale of interests in Rallybio’s former REV102 program and potential disposition of Rallybio’s other legacy assets.

Transaction Highlights

•

Pipeline of Four Next-Generation Clinical Stage Oncology Programs: Avenzo has built a portfolio of potentially differentiated targeted small molecules and antibody-drug conjugates (“ADCs”) for various solid tumor indications with significant commercial potential. Avenzo is currently conducting four ongoing U.S.-based studies evaluating its four clinical stage drug candidates:

•

Selective CDK portfolio: AVZO-021 and AVZO-023 are selective inhibitors of CDK2 and CDK4, respectively, designed to address the key limitations of approved CDK4/6 inhibitors in hormone receptor-positive (“HR+”)/human epidermal growth factor receptor 2-negative (“HER2-”) breast cancer. AVZO-021 has been studied in 64 total patients as monotherapy and in combination with fulvestrant in a Phase 1 study, demonstrating clinical activity in heavily pretreated patients with HR+/HER2- breast cancer and a generally well tolerated safety profile. Avenzo plans to present updated safety and efficacy results from the Phase 1 portion of the Phase 1/2 study later today at the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting. AVZO-021 and AVZO-023 are being studied in the Phase 1 portion of the ongoing ORION-1 Phase 1/2 study in HR+/HER2- breast cancer, where AVZO-023 is administered in combination with endocrine therapy, with or without AVZO-021. Avenzo plans to present preliminary, updated data of AVZO-023 in combination with fulvestrant from the Phase 1 portion of the ORION-1 study in late 2026.

•

Bispecific ADC portfolio: AVZO-1418, a bispecific ADC targeting EGFR and HER3, has been studied in over 30 patients across multiple solid tumors in the Phase 1 portion of the ongoing AVENTINE-1 Phase 1/2 study, with clinical activity observed across multiple dose levels and solid tumor indications. AVZO-103, a bispecific ADC targeting Nectin4 and TROP2, is currently being evaluated as monotherapy in multiple tumor types, including urothelial cancer, in the Phase 1 portion of the ongoing BEACON-1 Phase 1/2 study. Avenzo plans to present preliminary, updated data from the Phase 1 portion of the AVENTINE-1 study and initial data from the Phase 1 portion of the BEACON-1 study in late 2026.

•

Experienced leadership team: The combined company will be led by Dr. Athena Countouriotis, Chair, President and Chief Executive Officer (“CEO”) of Avenzo, with Dr. Mohammad Hirmand, Co-founder and Chief Medical Officer of Avenzo, and an experienced management team that brings deep expertise in oncology drug development.

•	Strong capital foundation: Pro-forma cash at closing is expected to fund the combined company through multiple anticipated clinical milestones in 2027 and 2028.

“This transaction represents a turning point for Avenzo as we transition to a public company and advance our four potentially differentiated, clinical stage programs for patients with cancer,” said Athena Countouriotis, M.D., Chair, President, and CEO of Avenzo. “By combining with Rallybio and securing $215 million in additional capital from a distinguished group of healthcare investors, we believe that we have the resources to advance our pipeline beyond multiple potential data read outs.”

“We are pleased to announce this transaction with Avenzo, which represents a compelling opportunity for Rallybio stockholders to participate in the development of a portfolio of potentially differentiated oncology therapies,” said Stephen Uden, M.D., Co-Founder and CEO of Rallybio. “Rallybio’s Board of Directors and management team are supportive of this transaction and believe the combined company is well positioned to execute on the development of its pipeline under Avenzo’s leadership.”

About the Proposed Transaction

Under the terms of the merger agreement, Rallybio will acquire Avenzo pursuant to the Merger. At the closing of the Merger, Avenzo stockholders will receive newly issued shares of Rallybio common stock, with the exchange ratio to be determined based on the relative valuations of the two companies at closing. Immediately following the closing of the Merger, the combined company will change its name to Avenzo Therapeutics, Inc. and trade on Nasdaq under the ticker symbol “AVZO”.

In connection with the Transaction, a syndicate of leading healthcare institutional investors and mutual funds has committed to invest $215 million in the Financing. The Financing is expected to close immediately prior to the Merger. In connection with the Transaction, certain stockholders of Avenzo and Rallybio have executed support agreements, pursuant to which they have agreed to vote all their shares of capital stock in favor of the Transaction.

Leerink Partners is serving as exclusive financial advisor, and Cooley LLP is serving as legal counsel to Avenzo. Evercore is serving as lead financial advisor, Citizens Capital Markets & Advisory is serving as co-financial advisor, and Ropes & Gray LLP is serving as legal counsel to Rallybio. Leerink Partners, Goldman Sachs & Co. LLC, Piper Sandler, and Guggenheim Securities are serving as placement agents for the Financing. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. is serving as legal counsel to the placement agents.

Conference Call Information

Rallybio and Avenzo will host a joint conference call and webcast on June 1, 2026 at 8:30 a.m. ET. Please access the presentation by clicking on the following link: https://edge.media-server.com/mmc/p/5g9r8mq9

About Avenzo Therapeutics

Avenzo Therapeutics is a clinical-stage biotechnology company focused on developing next-generation oncology therapies for patients. Avenzo’s pipeline includes potentially differentiated small molecules and antibody-drug conjugates (“ADCs”). Avenzo’s small molecule inhibitors, AVZO-021 and AVZO-023, are novel, highly potent and selective inhibitors of CDK2 and CDK4, respectively, which are key enzymes involved in cell cycle regulation. AVZO-021 is being studied in a Phase 1/2 study for the treatment of advanced solid tumors and in combinations in HR+/HER2- metastatic breast cancer. AVZO-021 and AVZO-023 are being studied in the ORION-1 Phase 1/2 study for the treatment of HR+/HER2- metastatic breast cancer, where AVZO-023 is administered in combination with endocrine therapy, with or without AVZO-021. Avenzo’s first ADC drug candidate, AVZO-1418, is a potentially differentiated EGFR/HER3 bispecific ADC that is being studied in the AVENTINE-1 Phase 1/2 study for the treatment of advanced solid tumors. Avenzo’s second ADC drug candidate, AVZO-103, is a potentially differentiated Nectin4/TROP2 bispecific ADC that is being studied in the BEACON-1 Phase 1/2 study for the treatment of advanced solid tumors. Avenzo is headquartered in San Diego, California. For more information, visit us at www.avenzotx.com or on LinkedIn.

References and links to websites in this press release have been provided for convenience, and the information contained on any such website is not a part of, or incorporated by reference into, this press release. The companies are not responsible for the contents of third-party websites.

About Rallybio

Rallybio (NASDAQ: RLYB) is a clinical-stage biotechnology company with a mission to develop and commercialize life-transforming therapies for patients with severe and rare diseases. Rallybio has built a pipeline of promising product candidates aimed at addressing diseases with unmet medical need in areas of complement dysregulation and hematology. Rallybio’s lead program, RLYB116, is a differentiated C5 inhibitor with the potential to treat diseases of complement dysregulation, with an initial focus on immune platelet transfusion refractoriness and refractory antiphospholipid syndrome. Rallybio’s pipeline also includes RLYB332, a preclinical long-acting anti-matriptase-2 antibody for the treatment of diseases associated with iron overload. Rallybio is headquartered in New Haven, Connecticut. For more information, please visit www.Rallybio.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the expected management team of the combined company; expectations regarding the structure, timing and completion of the Financing, including investment amounts from investors, expected proceeds and use thereof, and impact on ownership structure; the combined company’s expected cash position at closing of the proposed Merger and the combined company’s cash runway following the proposed the Transaction, including its ability advance through multiple clinical milestones; the future operations and potential success of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for commencing clinical trials and announcing data and other clinical results; the potential of Rallybio stockholders to receive cash distributions and consideration pursuant to the CVRs; and other statements that are not historical fact. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting Rallybio, Avenzo or the proposed Transaction herein will be those that have been anticipated.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Rallybio’s and Avenzo’s control. Rallybio’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to closing of the proposed Merger are not satisfied, including the failure to timely obtain stockholder approval for the merger agreement and the transactions contemplated thereby, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Rallybio and Avenzo to consummate the proposed Merger; (iii) risks related to Rallybio’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or regulatory entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio, Rallybio’s stockholders and Avenzo’s stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Rallybio’s common stock relative to the value suggested by the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the proposed Transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (ix) the uncertainties associated with Avenzo’s product candidates, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; (xiv) the risk that the Financing is not consummated; (xv) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement and any agreements entered into in connection therewith; and (xvi) the possibility that holders of CVRs may never receive any proceeds therefrom. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Rallybio’s Annual Report on Form 10-K for the year ended December 31, 2025 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, each filed with the SEC, and in other filings that Rallybio makes and will make with the SEC in connection with the proposed merger, including the Proxy Statement described below under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Rallybio expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in Rallybio or Avenzo.

Participants in the Solicitation

This communication relates to the proposed Transaction involving Rallybio and Avenzo and may be deemed to be solicitation material in respect of the proposed Transaction. In connection with the proposed Transaction, Rallybio will file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that Rallybio may file with the SEC and or send to Rallybio’s stockholders in connection with the proposed Merger. Rallybio, Avenzo, and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from Rallybio’s stockholders with respect to the proposed Merger under the rules of the SEC. Information about the directors and executive officers of Rallybio is set forth in Rallybio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 16, 2026, and in subsequent documents filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described below. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF RALLYBIO ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RALLYBIO, THE PROPOSED MERGER AND RELATED MATTERS.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transactions herein or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Rallybio with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Rallybio with the SEC will also be available free of charge on Rallybio’s website at investors.rallybio.com, or by contacting Rallybio’s Investor Relations at investors@rallybio.com.

Avenzo Therapeutics Contact:

Carla Taub

Media Relations

ctaub@avenzotx.com

Rallybio Investor and Media Relations:

Samantha Tracy

Rallybio Corporation

(475) 47-RALLY (Ext. 282)

investors@rallybio.com

Exhibit 99.2 Avenzo Therapeutics Transaction and Company Overview June 1, 2026 1

Disclaimer This presentation and the accompanying slides and oral commentary (this “Presentation”), which have been prepared by Avenzo Therapeutics, Inc. (the “Company” or “Avenzo”), are being delivered and/or presented to a limited number of parties for discussion purposes only, and shall not form the basis for or be relied on in connection with any contract or binding commitment whatsoever. Each recipient agrees (i) to maintain the strict confidentiality of all information that is contained in this Presentation and not already in the public domain and not to photocopy, reproduce or distribute such information in whole or in part to any other persons at any time without the prior written consent of the Company, and (ii) to use this Presentation for information purposes only and not as the basis for any investment decision with respect to the Company. This Presentation has been prepared by the Company based on information and data which the Company considers reliable, but no reliance shall be placed on, and no representation or warranty, express or implied, whatsoever is or will be given by the Company or any of its affiliates, directors, officers, employees or advisers or any other person as to the truth, accuracy, completeness, fairness and reasonableness of the contents of this Presentation. This Presentation may not be all inclusive and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to the Company. The recipient agrees and acknowledges that (i) this Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice, and (ii) the information contained in this Presentation is subject to change, and any such changes may be material. Any liability in respect of the contents of or any omission from this Presentation is expressly excluded. This Presentation contains forward-looking statements. Such statements include, but are not limited to, statements regarding our research, preclinical and clinical development activities, plans and projected timelines for our product candidates, plans regarding regulatory filings, our expectations regarding the relative benefits of our product candidates versus competitive therapies, our expectations regarding the therapeutic and commercial potential of our product candidates, our expectations regarding the completion of the proposed financing and anticipated use of proceeds from the proposed financing. The words “believe,” “may,” “should,” “will,” “estimate,” “promise,” “plan,” “continue,” “anticipate,” “intend,” “expect,” “potential” and similar expressions (including the negative thereof) are intended to identify forward-looking statements. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Risks that contribute to the uncertain nature of the forward-looking statements include: our preclinical studies and clinical trials may not be successful; the U.S. Food and Drug Administration may not agree with our interpretation of the data from clinical trials of our product candidates; we may experience delays in the commencement, enrollment, completion or analysis of clinical testing for our product candidates, or in the reporting of data from such clinical testing; significant issues regarding the adequacy of our clinical trial designs or the execution of our clinical trials may arise, which could result in increased costs and delays, or limit our ability to obtain regulatory approval; our product candidates may not receive regulatory approval or be successfully commercialized; unexpected adverse side effects or inadequate therapeutic efficacy of our product candidates could delay or prevent regulatory approval or commercialization; and we may not be able to obtain additional financing. Additional risks and uncertainties may emerge from time to time, and it is not possible for Avenzo's management to predict all risks and uncertainties. All forward-looking statements contained in this Presentation speak only as of the date on which they were made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made. This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM or © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the owners to these trademarks, service marks, trade names and copyrights. Any securities of the Company to be offered in any transaction contemplated hereby have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any applicable state or foreign securities laws. Any securities to be offered in any transaction contemplated hereby have not been approved or disapproved by the Securities and Exchange Commission, any state securities commission or other United States or foreign regulatory authority, and will be offered and sold solely in reliance on the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act and rules and regulations promulgated thereunder (including Regulation D) or Regulation S under the Securities Act. This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or other jurisdiction to any person to whom it is unlawful, prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom, to make such offer or solicitation in such state or jurisdiction. No commitments to invest in the Company will be accepted, and no money is being solicited or will be accepted at this time. This Presentation is being distributed solely for the consideration of sophisticated prospective purchasers who are institutional accredited investors with sufficient knowledge and experience in investment, financial and business matters and the capability to conduct their own due diligence investigation and evaluation in connection with a potential transaction. This Presentation does not purport to summarize all of the conditions, risks and other attributes of an investment in the Company. Information contained herein will be superseded by, and is qualified in its entirety by reference to, any other information that is made available to you in connection with your investigation of the Company. Each prospective purchaser is invited to meet with a representative of the Company and to discuss with, ask questions of, and receive answers from, such representative concerning the Company and the terms and conditions of any potential transaction. The Company is free to conduct the process for any transaction as they in their sole discretion determine (including, without limitation, negotiating with any prospective investors and entering into an agreement with respect to any transaction without prior notice to you or any other person), and any procedures relating to such transaction may be changed at any time without notice to you or any other person. Any indication of interest from prospective purchasers in response to this Presentation involves no obligation or commitment of any kind. This Presentation should not be distributed to any person other than the addressee to whom it was initially distributed. 2

Transaction Highlights • Rallybio to acquire 100% of Avenzo equity interests in reverse-triangular merger with Avenzo surviving the merger as a wholly owned subsidiary of Rallybio TRANSACTION • Rallybio will distribute all legacy net cash STRUCTURE • Post-closing, Rallybio Corporation will be renamed Avenzo Therapeutics, Inc. and trade on Nasdaq under the ticker symbol “AVZO” • In connection with the merger, Avenzo entered into subscription agreements for a concurrent oversubscribed private financing of $215 million in gross proceeds • The financing included participation from new investors including a leading mutual fund, Blackstone Multi-Asset FINANCING Investing, accounts advised by T. Rowe Price Investment Management, Inc., a leading life sciences fund, Vivo Capital, Affinity Asset Advisors, ADAR1 Capital Management, and existing investors including OrbiMed, SR One, Foresite Capital, Surveyor Capital (a Citadel company), Longwood Fund, New Enterprise Associates, Deep Track Capital, Sands Capital, Lilly Asia Ventures, Sofinnova Investments, and other institutional investors • Support advancement of Avenzo’s four clinical-stage programs through multiple clinical milestones, including updated USE OF Phase 1 data across the pipeline, initial clinical data for the combination of AVZO-023 and AVZO-021 with fulvestrant, PROCEEDS and the initiation of multiple Phase 2 studies across the pipeline MANAGEMENT • Avenzo management team, led by co-founders Dr. Athena Countouriotis and Dr. Mohammad Hirmand, will lead the TEAM combined company post closing of transaction 3

Pro Forma Capitalization Table

	SHARES OUTSTANDING / ISSUED	IMPLIED VALUATION	OWNERSHIP IN PRO FORMA COMPANY
Rallybio	5.8	$15.0 [1]	2.83%
Avenzo	115.0	300.0	97.17% (Avenzo and Concurrent Financing combined)
Concurrent Financing	82.4	215.0	
Total	203.2	$530.0	

[1] Assumes Rallybio will distribute all legacy net cash.

Source: Rallybio and Avenzo Management.

AVENZO THERAPEUTICS

4

Pro Forma Capitalization Table SHARES OWNERSHIP IN PRO OUTSTANDING / IMPLIED VALUATION FORMA COMPANY ISSUED (1) Rallybio 5.8 $15.0 2.83% Avenzo 115.0 300.0 97.17% Concurrent Financing 82.4 215.0 Total 203.2 $530.0 1 Assumes Rallybio will distribute all legacy net cash. Note: All figures in millions. Calculations above are based on Rallybio’s and Avenzo’s outstanding shares as of May 28, 2026, in each case, calculated on a fully-diluted basis, using the treasury stock method, and are subject to change based on the final number of shares of Rallybio and Avenzo outstanding immediately prior to the closing, calculated on a fully-diluted basis, using the treasury stock method. 4 Source: Rallybio and Avenzo Management.

Company Overview 4 Clinical Stage, Potentially Differentiated Oncology Programs in Blockbuster Opportunities ✓ Phase 1 monotherapy and fulvestrant combination complete, with differentiated profile AVZO-021 ✓ Updated Phase 1 data to be presented at ASCO 2026 CDK2 Inhibitor ✓ Enrolling in combination with AVZO-023 (CDK4i) + fulvestrant in ORION-1 study ✓ ORION-1 Phase 1 fulvestrant combination enrolling AVZO-023 CDK4 Inhibitor ✓ Preliminary, updated Phase 1 fulvestrant combination data anticipated late 2026 ✓ Rapid progress in AVENTINE-1 Phase 1 monotherapy, with >30 patients enrolled across 5 dose cohorts ✓ Responses across multiple doses and different tumor types with strong signal in NSCLC AVZO-1418 EGFR/HER3 ADC ✓ FTD granted in EGFRm TKI-pretreated NSCLC ✓ Preliminary, updated Phase 1 data anticipated in 2H 2026 ✓ BEACON-1 Phase 1 monotherapy ongoing AVZO-103 ✓ FTD granted in post-enfortumab vedotin urothelial cancer NECTIN4/TROP2 ADC ✓ Initial Phase 1 data anticipated in 2H 2026 ✓ Team with deep expertise in oncology development ✓ Cash and cash equivalents of $160 million as of 31-Mar-2026 CORPORATE ✓ Expected proceeds to be primarily used to advance Avenzo’s pipeline through various anticipated milestones ADC: antibody drug conjugate; CDK: cyclin-dependent kinase; EGFRm: EGFR mutant; FTD: Fast Track designation; NSCLC: non-small cell lung cancer; TKI: tyrosine kinase 5 inhibitor

Blockbuster Commercial Opportunities Across the Pipeline

Market Size[1]
~$15B
HR+/HER2- Breast Cancer

AVZO-1418
EGFR/HER3 ADC

Market Size[2]
~$16B
NSCLCwt (no AGA) & EGFRm NSCLC

AVZO-103
Nectin4/TROP2 ADC

Market Size[3]
~$5B
Urothelial Cancer

AVENZO THERAPEUTICS
6

Blockbuster Commercial Opportunities Across the Pipeline AVZO-023 + AVZO-021 AVZO-1418 AVZO-103 CDK4i + CDK2i EGFR/HER3 ADC Nectin4/TROP2 ADC Market Size¹ Market Size² Market Size³ ~$15B ~$16B ~$5B Urothelial Cancer HR+/HER2- NSCLCwt (no AGA) & Breast Cancer EGFRm NSCLC ¹ Based on reported 2025 revenues of FDA approved CDK4/6 inhibitors abemaciclib, palbociclib and ribociclib. ² Based on 2025 estimated revenue of pembrolizumab (anti-PD-1 mAb) per Wall Street research estimates (NSCLCwt (no AGA)), and reported 2025 revenue of osimertinib (EGFRm NSCLC). ³ Based on projected enfortumab vedotin revenue including frontline (1L) urothelial cancer, per Wall Street research estimates. ADC: antibody drug conjugate; AGA: actionable genomic alteration; EGFRm NSCLC: EGFR mutant non-small cell lung cancer; NSCLCwt (no AGA): non-small cell lung cancer 6 without known alteration/mutation

Avenzo Pipeline of Potentially Differentiated Programs Four U.S.-Based Phase 1 Studies Ongoing Across Pipeline PROGRAM/STUDY INDICATION PHASE 1 PHASE 2 AVZO-021 (CDK2i) Monotherapy ± Fulvestrant HR+/HER2- Breast Cancer AVZO-023 (CDK4i): ORION-1 + Fulvestrant HR+/HER2- Breast Cancer + AVZO-021 + Fulvestrant HR+/HER2- Breast Cancer Initiated Q2 2026 AVZO-1418 (EGFR/HER3 ADC): AVENTINE-1 Monotherapy Solid Tumors AVZO-103 (NECTIN4/TROP2 ADC): BEACON-1 Monotherapy Solid Tumors Note: Avenzo in-licensed worldwide rights, excluding Greater China for each program. AVZO-021 and AVZO-023 partnered with Allorion; AVZO-1418 partnered with DualityBio; AVZO-103 partnered with VelaVigo. 7 ADC: antibody drug conjugate; CDK: cyclin-dependent kinase

KEY HIGHLIGHTS • Potentially differentiated with well tolerated safety profile and mPFS of 5.3 months as monotherapy in HR+/HER2- breast cancer • Phase 1 monotherapy and fulvestrant combination complete • Phase 1 study in combination with selective AVZO-023 (CDK4i) + fulvestrant ongoing AVZO-021 Selective CDK2 Inhibitor ANTICIPATED MILESTONES HR+/HER2- Breast Cancer • ASCO 2026: Updated Phase 1 monotherapy and fulvestrant combination data • 2H 2027: Initial Phase 1 data in combination with AVZO-023 (CDK4i) and fulvestrant 8

Evolving HR+/HER2- Breast Cancer Treatment Paradigm

HR+/HER2- BC TREATMENT PARADIGM

1L

CDK4/6i + ET

2L

BIOMARKER-NEGATIVE | BIOMARKER-POSITIVE

Biomarker-negative:
- CDK4/6i + ET
- EVEROLIMUS + ET

Biomarker-positive:
- SERD (ESR1m)
- AKTi + ET (PIK3CA/AKT/PTEN)
- PI3Ki + ET (PIK3CA)
- PARPi (BRCA1/2)

- Fragmented with no biomarker-agnostic therapy
- Pfizer's atirmociclib Phase 2 data validates selective CDK4i in 2L; statistically significant PFS improvement (HR 0.60)[1]
- Atirmociclib and abemaciclib (EMBER-3) confirm CDK4 inhibition effective in 2L regardless of biomarker status
- Avenzo plans to move quickly toward 2L registrational strategy initially given opportunity and currently limited in-class competition

AVENZO THERAPEUTICS
9

Evolving HR+/HER2- Breast Cancer Treatment Paradigm HR+/HER2- BC TREATMENT PARADIGM • Pfizer and BeOne focused on displacing CDK4/6i + ET with selective CDK4i; no planned 2L registrational studies CDK4/6i + ET ‒ Limited CDK2i combination potential due to inadequate selectivity BIOMARKER-NEGATIVE BIOMARKER-POSITIVE AVZO-023 + ET ± AVZO-021 • Fragmented with no biomarker-agnostic therapy CDK4i + ET ± CDK2i • Pfizer's atirmociclib Phase 2 data validates selective CDK4i in SERD (ESR1m) 2L; statistically significant PFS improvement (HR 0.60)¹ CDK4/6i + ET AKTi + ET • Atirmociclib and abemaciclib (EMBER-3) confirm CDK4 (PIK3CA/AKT/PTEN) inhibition effective in 2L regardless of biomarker status PI3Ki + ET (PIK3CA) • Avenzo plans to move quickly toward 2L registrational strategy EVEROLIMUS + ET initially given opportunity and currently limited in-class PARPi (BRCA1/2) competition Note: No head-to-head trials have been conducted among the results shown. As a result, cross-trial comparisons cannot be made. ¹ Based on FOURLIGHT-1; a randomized Phase 2 study of atirmociclib + fulvestrant vs fulvestrant or everolimus + exemestane in patients with HR+/HER2- breast cancer whose disease progressed after CDK4/6i-based treatment. ESR: estrogen receptor; ET: endocrine therapy; PARP: poly ADP-ribose polymerase; PI3K: phosphoinositide 3-kinase; PIK3CA: phosphatidylinositol 3-kinase catalytic subunit 9 alpha; PFS: progression free survival; SERD: selective estrogen receptor degrader 2L 1L

AVZO-021 CDK2i Key Areas of Differentiation

	AVZO-021[1] *Avenzo*	TEGTOCICLIB *Pfizer*	BG-68501 *BeOne*	INCB123667 *Incyte*
Development Stage	Phase 1	Phase 1	Deprioritized	Phase 3
Phase 1 Efficacy Data	15% ORR (n=26) **5.3 months PFS**	19% ORR (n=16) **3.5 months PFS**[2]	3% ORR (n=33) *PFS not disclosed*[4]	11% ORR (n=76) *PFS not disclosed*[6]
Dosing	QD (14 hour $t_{1/2}$)	BID (2-3 hour $t_{1/2}$)	BID	BID
CDK1 and CDK9 Selectivity *Drivers of GI Toxicity*	✓ ***~50% nausea, ~30% vomiting and ~20% diarrhea***	✗ ***~80% nausea, ~50% vomiting and ~50% diarrhea***[2]	✗ *~60% nausea and ~60% vomiting (required scheduled anti-emetics)*[4]	✓ *~40% nausea and ~30% vomiting*[7]
CDK6 Selectivity *Driver of Hematologic Toxicity*	✓ *Low rates of heme toxicity*	✓	✓	✗ *Dose limiting heme toxicity*[7]
Tolerability in Combination with Portfolio CDK4i	✓ *Ongoing*	✗ *Not well tolerated*[3]	**Not disclosed** *Not expected to be well tolerated, given high rates of GI toxicity for BG-68501 and BGB-43395*[5]	**Not disclosed** Not focused in breast cancer
	Potentially Differentiated CDK4i in Portfolio	**CDK4i in Portfolio Not Well Tolerated in Combination with CDK2i**		**No CDK4i in Portfolio**

AVENZO THERAPEUTICS

10

AVZO-021 CDK2i Key Areas of Differentiation AVZO-021¹ TEGTOCICLIB BG-68501 INCB123667 Avenzo Pfizer BeOne Incyte Development Stage Phase 1 Phase 1 Deprioritized Phase 3 Phase 1 15% ORR (n=26) 19% ORR (n=16) 3% ORR (n=33) 11% ORR (n=76) 4 6 Efficacy Data 5.3 months PFS 3.5 months PFS² PFS not disclosed PFS not disclosed Dosing QD (14 hour t ) BID (2-3 hour t ) BID BID 1/2 1/2 û CDK1 and CDK9 üûü ~60% nausea and ~60% Selectivity ~50% nausea, ~30% vomiting ~80% nausea, ~50% vomiting ~40% nausea and ~30% vomiting (required scheduled 7 Drivers of GI Toxicity and ~20% diarrhea and ~50% diarrhea² vomiting 4 anti-emetics) CDK6 Selectivity üû Driver of üü 7 Low rates of heme toxicity Dose limiting heme toxicity Hematologic Toxicity Not disclosed Tolerability in Not expected to be well Not disclosed üû tolerated, given high rates of GI Combination with Not focused in breast cancer Ongoing Not well tolerated³ toxicity for BG-68501 and Portfolio CDK4i 5 BGB-43395 Potentially Differentiated CDK4i in Portfolio Not Well Tolerated No CDK4i in Portfolio CDK4i in Portfolio in Combination with CDK2i Note: Information provided in the tables above is for illustrative purposes only and no head-to-head clinical trials have been conducted evaluating these product candidates. Differences exist between study or trial designs and participant characteristics, and caution should be exercised when comparing data across trials. ¹ Patel M et al: ASCO 2026. ORR includes 1 unconfirmed partial response (uPR) on treatment as of data cut-off awaiting confirmatory scan. ² Yap T et al: ASCO 2023. 1 of 3 responders at 500 mg BID, which is higher than MTD of 300 mg BID. Safety includes all grade TEAEs. ³ Yap T et al: ESMO 2024. ⁴ Joshi R et al: ASCO 2025. Excludes uPR who did not confirm. Safety includes all grade TEAEs. BeOne 2025 Investor R&D Day, Jun-2025. ⁵ Yap T et al: SABCS 6 7 2024. Simonelli M et al: ESMO 2024. All grade TEAEs per Lorusso D et al: ESMO 2025. BID selected as RP2D as QD doses associated with increased incidence of GI toxicity. 10 BID: twice daily; GI: gastrointestinal; ORR: overall response rate; PFS: progression free survival; QD: once daily; RP2D: recommended Phase 2 dose; TEAE: treatment emergent adverse event

AVZO-021 Phase 1 Study Design

DESIGN

- Single patient accelerated titration (20, 40, 60 mg QD) followed by BOIN
- QD administration in 28-day cycles

OBJECTIVES

- Evaluate safety/tolerability and determine RP2D/MTD

- **250 mg QD** N=1
- **220 mg QD** N=3
- **180 mg QD** N=7
- **150 mg QD** N=9
- **120 mg QD** N=3
- **90 mg QD** N=4

Part 1b: Combination in HR+/HER2- mBC
(N=13)

- Part 1a monotherapy: N=51 patients with advanced solid tumors
- Part 1b fulvestrant combination: N=13 patients with HR+/HER2- mBC
- Median (range) follow-up time of 5.9 months (0.03+, 16.49+)

AVENZO THERAPEUTICS

11

AVZO-021 Phase 1 Study Design Phase 1 Completed | Data to be Presented at ASCO 2026¹ Part 1a: Monotherapy Dose Escalation / Backfill (N=51²) DESIGN As of 30-Mar-2026 data cut-off, 250 mg QD • Single patient safety population (N=64): N=1 accelerated 220 mg QD • Part 1a monotherapy: N=51 patients titration (20, 40, N=3 with advanced solid tumors 60 mg QD) 180 mg QD followed by BOIN N=7 • Part 1b fulvestrant combination: N=13 patients with HR+/HER2- mBC 150 mg QD • QD administration N=9 • Median (range) follow-up time of 5.9 in 28-day cycles 120 mg QD months (0.03+, 16.49+) N=3 90 mg QD As of 07-May-2026 updated data cut-off, N=4 OBJECTIVES efficacy-evaluable population (N=39): • Evaluate Part 1b: Combination in HR+/HER2- mBC • Patients treated at ≥150 mg QD safety/tolerability (N=13) AVZO-021 (± fulvestrant) with HR+/HER2- and 200 mg QD AVZO-021 + mBC or CCNE1-amplified solid tumors, determine fulvestrant (N=7) with at least 1 evaluable post-baseline scan RP2D/MTD 150 mg QD AVZO-021 + fulvestrant (N=6) ¹ Patel M et al: ASCO 2026. ² Includes accelerated titration 20, 40 and 60 mg QD (n=4) and additional backfill patients treated at 100 mg QD (n=10) and 200 mg QD (n=10). 11 BC: breast cancer; BOIN: Bayesian Optimal Interval; MTD: maximum tolerated dose; QD: once daily; RP2D: recommended Phase 2 dose

AVZO-021 Treatment Emergent Adverse Events (N=64)

TEAEs OCCURRING IN ≥10% OF PATIENTS BY GRADE	MONOTHERAPY AND FULVESTRANT COMBINATION (N=64)				
	GRADE 1 N (%)	GRADE 2 N (%)	GRADE 3 N (%)	GRADE 4[a] N (%)	ALL GRADE N (%)
Any TEAE, n (%)	6 (9)	28 (44)	20 (31)	6 (9)	60 (94)
Nausea	23 (36)	9 (14)	1 (2)	0	33 (52)
Fatigue	21 (33)	10 (16)	0	0	31 (48)
Anemia	4 (6)	9 (14)	12 (19)	0	25 (39)
Vomiting	15 (23)	5 (8)	2 (3)	0	22 (34)
Diarrhea	10 (16)	2 (3)	1 (2)	0	13 (20)
Alopecia	12 (19)	0	0	0	12 (19)
Neutrophil count decreased	2 (3)	4 (6)	3 (5)	2 (3)	11 (17)
Edema peripheral	8 (13)	1 (2)	1 (2)	0	10 (16)
Platelet count decreased	6 (9)	1 (2)	2 (3)	1 (2)	10 (16)
Arthralgia	7 (11)	2 (3)	0	0	9 (14)
Constipation	7 (11)	2 (3)	0	0	9 (14)
Cough	7 (11)	2 (3)	0	0	9 (14)
Hypokalemia	2 (3)	5 (8)	2 (3)	0	9 (14)
Dizziness	7 (11)	1 (2)	0	0	8 (13)
Gastroesophageal reflux disease	3 (5)	4 (6)	0	0	7 (11)
Headache	7 (11)	0	0	0	7 (11)

Generally well tolerated

Most TEAEs were Grade 1 or 2

Two patients had TEAEs leading to treatment discontinuation[a]

Most commonly reported TEAEs of nausea, fatigue, anemia and vomiting

- Anemia present at baseline in 10 of 12 patients with on-treatment Grade 3 anemia

14 patients with TEAEs leading to dose reduction

Dose-limiting toxicities:

AVENZO THERAPEUTICS

12

AVZO-021 Treatment Emergent Adverse Events (N=64) TEAEs OCCURRING IN ≥10% OF PATIENTS BY GRADE Generally well tolerated MONOTHERAPY AND FULVESTRANT COMBINATION (N=64) a GRADE 1 GRADE 2 GRADE 3 GRADE 4 ALL GRADE Most TEAEs were Grade 1 or 2 N (%) N (%) N (%) N (%) N (%) Any TEAE, n (%) 6 (9) 28 (44) 20 (31) 6 (9) 60 (94) Two patients had TEAEs leading to a treatment discontinuation Nausea 23 (36) 9 (14) 1 (2) 0 33 (52) Fatigue 21 (33) 10 (16) 0 0 31 (48) Most commonly reported TEAEs of Anemia 4 (6) 9 (14) 12 (19) 0 25 (39) nausea, fatigue, anemia and vomiting Vomiting 15 (23) 5 (8) 2 (3) 0 22 (34) • Anemia present at baseline in 10 of Diarrhea 10 (16) 2 (3) 1 (2) 0 13 (20) 12 patients with on-treatment Alopecia 12 (19) 0 0 0 12 (19) Grade 3 anemia Neutrophil count decreased 2 (3) 4 (6) 3 (5) 2 (3) 11 (17) Edema peripheral 8 (13) 1 (2) 1 (2) 0 10 (16) 14 patients with TEAEs leading Platelet count decreased 6 (9) 1 (2) 2 (3) 1 (2) 10 (16) to dose reduction Arthralgia 7 (11) 2 (3) 0 0 9 (14) Constipation 7 (11) 2 (3) 0 0 9 (14) Dose-limiting toxicities: Cough 7 (11) 2 (3) 0 0 9 (14) • Monotherapy: 1 DLT at 250 mg QD of Hypokalemia 2 (3) 5 (8) 2 (3) 0 9 (14) Grade 3 syncope Dizziness 7 (11) 1 (2) 0 0 8 (13) • Fulvestrant combination: 1 DLT at 200 Gastroesophageal reflux disease 3 (5) 4 (6) 0 0 7 (11) mg QD of Grade 4 thrombocytopenia Headache 7 (11) 0 0 0 7 (11) a Note: Data cut-off date 30-Mar-2026. TEAEs by preferred term and maximum grade. No patient reported a Grade 5 TEAE. Additional Grade 4 events: 1 patient at 120 mg QD with hypovolemic shock (not related), 1 patient at 200 mg QD with cholestatic jaundice (not related, leading to treatment discontinuation) and 1 patient at 200 mg QD with neutropenia (related, leading to treatment discontinuation). 12 DLT: dose-limiting toxicity; QD: once daily; TEAE: treatment emergent adverse event

Best (%) Change from baseline
ESR1
PIK3CA
Dose (mg QD)
150
180
200
220
250
Best improvement on subsequent scans after initial scan
Treatment ongoing

AVZO-021 Monotherapy ≥ 150 mg QD (N=26)

Sum of Target Lesions Change from Baseline (%)
Weeks
Dose (mg QD)
150
180
200
220
250
Treatment Ongoing

AVENZO THERAPEUTICS

13

Encouraging Signs of Efficacy in Heavily Pretreated HR+/HER2- mBC • 5.3-month median PFS (95% CI: 1.9, 7.2) across all monotherapy doses in HR+/HER2- mBC patients (n=33) • 85% disease control rate (95% CI: 62.1, 96.8) in HR+/HER2- mBC efficacy evaluable patients treated with ≥150 mg QD monotherapy (n=20) AVZO-021 Monotherapy ≥ 150 mg QD (N=26) AVZO-021 + Fulvestrant (N=13) AVZO-021 Monotherapy ≥ 150 mg QD (N=26) # Treatment ongoing Note: Data cut-off date 07-May-2026, with median follow-up time of 8.4 months (range 0.03 to 16.6+). BC: HR+/HER2- breast cancer; FT: CCNE1-amplified fallopian tube cancer; OC: CCNE1-amplified ovarian cancer; PR: partial response; QD: once daily; TNBC: CCNE1-amplified 13 13 triple negative breast cancer; UC: CCNE1-amplified uterine cancer; uPR: unconfirmed partial response

Duration of Treatment (N=43)

AVZO-021 Monotherapy ≥ 150 mg QD (N=30)
AVZO-021 + Fulvestrant (N=13)
Weeks on Treatment
Dose (mg QD) 150 180 200 220 250
Partial Response
Stable Disease
Progressive Disease
Not Evaluable
On Treatment

AVENZO THERAPEUTICS

14

Duration of Treatment (N=43) • All responders remain on treatment, with 3 patients for ≥48 weeks • Among 34 HR+/HER2- breast cancer patients treated at ≥150 mg QD: − 20 patients were on treatment for ≥24 weeks − 9 patients remain on treatment • Among 7 CCNE1-amplified solid tumor patients treated at ≥150 mg QD: − 3 patients on treatment for ≥24 weeks − 1 patient remains on treatment Note: Data cut-off date 07-May-2026. N=21 patients treated with <150 mg QD monotherapy not shown. * Efficacy evaluable. ACC: adrenal cortical carcinoma; BC: HR+/HER2- breast cancer; EN: endometrial cancer; FT: CCNE1-amplified fallopian tube cancer; OC: CCNE1-amplified ovarian cancer; QD: 14 once daily; TNBC: CCNE1-amplified triple negative breast cancer; UC: CCNE1-amplified uterine cancer

KEY HIGHLIGHTS • Potentially differentiated with high selectivity against CDK6 • Ongoing Phase 1 study (ORION-1) in combination with fulvestrant ± AVZO-021 (CDK2i) AVZO-023 Selective CDK4 Inhibitor ANTICIPATED MILESTONES HR+/HER2- Breast Cancer • Late 2026: Preliminary, updated Phase 1 fulvestrant combination data • 2H 2027: Initial Phase 1 data in combination with AVZO-021 (CDK2i) and fulvestrant 15

AVZO-023 CDK4i Key Areas of Differentiation

	AVZO-023 *Avenzo*	ATIRMOCICLIB *Pfizer*	BGB-43395 *BeOne*	GDC-4198 *Roche*
Development Stage	Phase 1	Phase 3	Phase 3	Phase 1b
Phase 1 Efficacy Data in mBC *ET Combination(s)*	Ongoing	24% ORR (n=33)[1]	11% ORR (n=19)[3]	0% ORR (n=4)[4] *Monotherapy ORR of 15% (n=27)*
CDK6 Selectivity *Driver of Hematologic Toxicity*	✓ *Low rates of heme toxicity*	✗ *~55% neutropenia (~20% G3+)[1]*	✗ *~20% neutropenia (~15% G3+)[3]*	✗ *~30% neutropenia (~10% G3+)[4]*
CDK1 / CDK9 / GSK3B Selectivity *Drivers of GI Toxicity*	✓ *Low rates of GI toxicity*	✗ *~40% diarrhea[1]*	✗ *~85% diarrhea (~5% G3+)[3]*	✗ *~60% diarrhea[4]*
Tolerability in Combination with Portfolio CDK2i	✓ *Ongoing*	✗ *Not well tolerated[2]*	NA *BG-68501 deprioritized*	NA *Single asset with activity against CDK4 and CDK2*
	Potentially Differentiated CDK2i in Portfolio	**CDK2i in Portfolio Not Well Tolerated in Combination with CDK4i**		**Fixed Activity Against CDK4 and CDK2**

AVENZO THERAPEUTICS

16

AVZO-023 CDK4i Key Areas of Differentiation AVZO-023 ATIRMOCICLIB BGB-43395 GDC-4198 Avenzo Pfizer BeOne Roche Development Stage Phase 1 Phase 3 Phase 3 Phase 1b 4 Phase 1 Efficacy Data 0% ORR (n=4) 3 in mBC Ongoing 24% ORR (n=33)¹ 11% ORR (n=19) Monotherapy ORR of 15% (n=27) ET Combination(s) CDK6 Selectivity üûûû Driver of Hematologic 4 Low rates of heme toxicity ~55% neutropenia (~20% G3+)¹ ~20% neutropenia (~15% G3+)³ ~30% neutropenia (~10% G3+) Toxicity CDK1 / CDK9 / GSK3B üûûû Selectivity 4 Low rates of GI toxicity ~40% diarrhea¹ ~85% diarrhea (~5% G3+)³ ~60% diarrhea Drivers of GI Toxicity Tolerability in NA NA üû Single asset with activity Combination with BG-68501 deprioritized Ongoing Not well tolerated² against CDK4 and CDK2 Portfolio CDK2i Potentially Differentiated CDK2i in Portfolio Not Well Tolerated Fixed Activity Against CDK2i in Portfolio in Combination with CDK4i CDK4 and CDK2 Note: Information provided in the tables above is for illustrative purposes only and no head-to-head clinical trials have been conducted evaluating these product candidates. Differences exist between study or trial designs and participant characteristics, and caution should be exercised when comparing data across trials. ¹ Yap T et al: ESMO Breast 4 2024. ² Yap T et al: ESMO 2024. ³ BeOne 2025 Investor R&D Day, Jun-2025. References data presented from CDK4i + fulvestrant dose escalation. Wander S et al: SABCS 2025. 16 BC: breast cancer; GI: gastrointestinal; ORR: overall response rate

AVZO-023 ORION-1 Phase 1 Study Design

N=13 Patients Treated as of 28-Apr-2026

POPULATION

DESIGN

- Accelerated titration followed by BOIN
- Response evaluation by RECIST v1.1

OBJECTIVES

- Evaluate safety/tolerability and determine RP2D/MTD

DOUBLET: AVZO-023 + FULVESTRANT
DOSE ESCALATION/BACKFILL
(N~70)

- ...
- **150 mg BID** (N=1)
- **100 mg BID** (N=7)
- **75 mg BID** (N=3)
- **50 mg BID** (N=1)
- **25 mg BID** (N=1)

TRIPLET:
AVZO-023 + FULVESTRANT + AVZO-021
(N~60)

- ...
- **DL3**
- **DL2**
- **50 mg BID AVZO-023 + 100 mg QD AVZO-021 + Fulvestrant**

Under Evaluation

AVENZO THERAPEUTICS

17

AVZO-023 ORION-1 Phase 1 Study Design N=13 Patients Treated as of 28-Apr-2026 POPULATION DOUBLET: AVZO-023 + FULVESTRANT TRIPLET: • CDK4/6i + ET pretreated AVZO-023 + FULVESTRANT + AVZO-021 HR+/HER2- BC DOSE ESCALATION/BACKFILL (N~60) (N~70) ‒ Doublet: ≤2 prior lines of chemotherapy permitted … ‒ Triplet: ≤1 prior line of … chemotherapy permitted 150 mg BID (N=1) • ECOG 0–1 • Asymptomatic CNS DL3 100 mg BID disease allowed (N=7) DESIGN 75 mg BID • Accelerated titration (N=3) DL2 followed by BOIN 50 mg BID • Response evaluation (N=1) by RECIST v1.1 50 mg BID AVZO-023 + 100 mg QD AVZO-021 + 25 mg BID OBJECTIVES Fulvestrant (N=1) • Evaluate safety/tolerability and determine RP2D/MTD Note: Patients can receive prior CDK4/6i but not prior selective CDK2i, CDK4i or CDK2/4i. BC: breast cancer; BOIN: Bayesian Optimal Interval; CNS: central nervous system; DL: dose level; MTD: maximum tolerated dose; QD: once daily; Under 17 RP2D: recommended Phase 2 dose Evaluation

AVZO-023 Treatment Emergent Adverse Events (N=13)

TEAEs OCCURRING IN ≥10% OF PATIENTS BY GRADE					
	AVZO-023 + FULVESTRANT (N=13)[1]				
	GRADE 1 N (%)	GRADE 2 N (%)	GRADE 3 N (%)	GRADE 4 N (%)	ALL GRADE N (%)
Any TEAE, n (%)	2 (15)	8 (62)	1 (8)	1 (8)	12 (92)
Neutrophil count decreased	0	4 (31)	0	1 (8)	5 (38)
Anaemia	2 (15)	1 (8)	0	0	3 (23)
Nausea	2 (15)	1 (8)	0	0	3 (23)
Blood creatinine increased	2 (15)	0	0	0	2 (15)
Decreased appetite	2 (15)	0	0	0	2 (15)
Dysgeusia	2 (15)	0	0	0	2 (15)
Vomiting	2 (15)	0	0	0	2 (15)

Generally well tolerated

Most TEAEs were Grade 1 or 2

Low incidence and severity of hematologic and gastrointestinal adverse events

No patients had TEAEs leading to treatment discontinuation

1 patient with DLT at 100 mg BID

AVENZO THERAPEUTICS

18

AVZO-023 Treatment Emergent Adverse Events (N=13) TEAEs OCCURRING IN ≥10% OF PATIENTS BY GRADE Generally well tolerated AVZO-023 + FULVESTRANT (N=13)¹ GRADE 1 GRADE 2 GRADE 3 GRADE 4 ALL GRADE N (%) N (%) N (%) N (%) N (%) Most TEAEs were Grade 1 or 2 Any TEAE, n (%) 2(15) 8 (62) 1(8) 1(8) 12(92) Low incidence and severity of hematologic and gastrointestinal Neutrophil count decreased 0 4 (31) 0 1(8) 5(38) adverse events Anaemia 2(15) 1(8) 0 0 3 (23) No patients had TEAEs leading to Nausea 2(15) 1(8) 0 0 3 (23) treatment discontinuation Blood creatinine increased 2(15) 0 0 0 2(15) 1 patient with DLT at 100 mg BID Decreased appetite 2(15) 0 0 0 2(15) • Grade 3 neutrophil count decreased that led to dose Dysgeusia 2(15) 0 0 0 2(15) interruption for >7 days and Grade 4 recurrence upon Vomiting 2(15) 0 0 0 2(15) rechallenge at same dose Note: Data cut-off date 28-Apr-2026. TEAEs by preferred term and maximum grade. No patient reported a Grade 5 TEAE. ¹ Breast cancer patients (11 of 13) received AVZO-023 + fulvestrant from C1D1. Includes 2 patients treated with AVZO-023 monotherapy. 18 BID: twice daily; DLT: dose-limiting toxicity; TEAE: treatment emergent adverse event

AVZO-023 + Fulvestrant ORION-1 Phase 1 Dose-Escalation

Best (%) Change from Baseline
20
10
0
-10
-20
-30
-40
-50
uPR
Dose (mg, BID)
100
Best improvement on subsequent scans after initial scan
Treatment ongoing

Sum of Target Lesions Change from Baseline (%)
Dose (mg, BID)
100
Treatment Ongoing
40
20
0
-20
-40
Weeks

AVENZO THERAPEUTICS
19

AVZO-023 + Fulvestrant ORION-1 Phase 1 Dose-Escalation Encouraging Signs of Efficacy in HR+/HER2- Breast Cancer at 100 mg BID (N=6) • 5/6 patients continued on treatment as of the data cut-off # Treatment ongoing Note: Data cut-off date 14-May-2026. Efficacy evaluable population includes all treated patients with metastatic HR+/HER2- breast cancer, baseline measurable disease, and at 19 least 1 evaluable post-baseline scan. 3 patients had non-measurable disease at baseline (bone only).

KEY HIGHLIGHTS • Rapid progress in AVENTINE-1 Phase 1 monotherapy study, with >30 patients enrolled across 5 dose cohorts • Responses across multiple doses and different tumor types with strong signal in NSCLC • Fast Track designation granted in EGFRm TKI-pretreated NSCLC AVZO-1418 EGFR/HER3 ADC ANTICIPATED MILESTONES Solid Tumors • 2H 2026: Preliminary, updated Phase 1 data • Mid-2027: Phase 2 initiation • 2H 2027: Updated Phase 1 data 20

EGFR/HER3 ADC Background and Opportunity

Pan-Tumor Opportunity, including in Lung Cancer

NSCLCwt
(NO AGA)
EGFRm NSCLC
1L
IMMUNOTHERAPY ± CHEMOTHERAPY
OSIMERTINIB ± CHEMOTHERAPY
AMIVANTAMAB + LAZERTINIB
2L+
AVZO-1418
Standard of Care
DOCETAXEL ± RAMUCIRUMAB
CHEMOTHERAPY ± AMIVANTAMAB
DATO-DXD

AVENZO THERAPEUTICS

21

EGFR/HER3 ADC Background and Opportunity Pan-Tumor Opportunity, including in Lung Cancer NSCLCwt (NO AGA) EGFRm NSCLC • EGFR and HER3 shown to be highly expressed across multiple solid tumors, IMMUNOTHERAPY OSIMERTINIB ± AMIVANTAMAB + including NSCLC ± CHEMOTHERAPY CHEMOTHERAPY LAZERTINIB • Bispecific ADC leverages avidity for enhanced binding, internalization and tumor-specific cytotoxicity AVZO-1418 • Limited options for patients, especially those in 2L setting with EGFRm and NSCLCwt (no AGA) Standard of Care CHEMOTHERAPY ± DOCETAXEL ± DATO-DXD AMIVANTAMAB RAMUCIRUMAB 21 EGFRm NSCLC: EGFR mutant non-small cell lung cancer; NSCLCwt (no AGA): non-small cell lung cancer without known alteration/mutation 2L+ 1L

	AVZO-1418 (AVENZO)[1]	IZA-BREN (BMS/SYSTIMMUNE)[2]
Global Development Stage	Phase 1	EGFRm NSCLC: Phase 2/3 NSCLCwt[3]: Phase 1 mUC: Phase 2/3
Format	1+1	2+2
EGFR/HER3 Tuning (KD, nM)	21.6 nM EGFR | 3.5 nM HER3	1.4 nM EGFR (cetuximab) | 88.4 nM HER3[4]
DAR / Payload	DAR 6 | P1021 (DualityBio topoisomerase I inhibitor)	DAR 8 | Ed-04 (topoisomerase I inhibitor)
Clinical Activity	**EGFRm NSCLC: ✓** **NSCLCwt: ✓** **mUC: ✓**	**EGFRm NSCLC: 23% ORR (n=22)[5]** **NSCLCwt[3]: 40% ORR (n=20)[5]** **mUC: 33% ORR (n=27)[6]**
Phase 1 Safety Profile	**Ongoing, no Grade≥3 neutropenia at ≤4.5 mg/kg Q2W** (N=20)	**58% Grade≥3 neutropenia[5]** (N=107)
Prophylactic G-CSF Required	**No**	**Yes[5]**

AVENZO THERAPEUTICS
22

AVZO-1418 EGFR/HER3 ADC Key Areas of Differentiation 2 AVZO-1418 (AVENZO)¹ IZA-BREN (BMS/SYSTIMMUNE) EGFRm NSCLC: Phase 2/3 Global Development Phase 1 NSCLCwt³: Phase 1 Stage mUC: Phase 2/3 Format 1+1 2+2 EGFR/HER3 Tuning 4 21.6 nM EGFR | 3.5 nM HER3 1.4 nM EGFR (cetuximab) | 88.4 nM HER3 (KD, nM) DAR 6 | P1021 DAR 8 | Ed-04 DAR / Payload (DualityBio topoisomerase I inhibitor) (topoisomerase I inhibitor) 5 EGFRm NSCLC: ✓ EGFRm NSCLC: 23% ORR (n=22) 5 Clinical Activity NSCLCwt: ✓ NSCLCwt³: 40% ORR (n=20) 6 mUC: ✓ mUC: 33% ORR (n=27) 5 Ongoing, no Grade≥3 neutropenia at ≤4.5 mg/kg Q2W 58% Grade≥3 neutropenia Phase 1 Safety Profile (N=20) (N=107) Prophylactic G-CSF 5 No Yes Required Note: Information provided in the table above is for illustrative purposes only and no head-to-head clinical trials have been conducted evaluating these product candidates. Differences exist between study or trial designs and participant characteristics, and caution should be exercised when comparing data across trials. ¹ Zhou Y et al: AACR 2025. 4 5 6 ² Zhang L et al: ASCO 2023. ³ Excludes EGFR, ALK and ROS1-positive NSCLC (NCT05983432). Internal data on file. Yu H et al: ESMO 2025. Bian X et al: ESMO 2024. EGFRm NSCLC: EGFR mutant non-small cell lung cancer; G-CSF: granulocyte-colony stimulating factor; NSCLCwt (no AGA): non-small cell lung cancer without known 22 alteration/mutation; UC: urothelial cancer

AVZO-1418 AVENTINE-1 Phase 1 Study Design

N=32 Patients Treated as of 13-May-2026

POPULATION

- Prior lines of chemotherapy ≤3 in escalation and ≤2 in backfill patients
- ECOG 0–1
- Asymptomatic CNS disease allowed

DESIGN

- Bayesian Optimal Interval (BOIN)
- Response evaluation by RECIST v1.1

OBJECTIVES

- Evaluate safety/tolerability and determine RP2D/MTD

MONOTHERAPY DOSE ESCALATION/BACKFILL

EGFRm NSCLC, NSCLC W/O AGA, SCLC, NPC, BTC, UC

(N~100)

- 6 mg/kg Q2W (N=7)
- ...
- 5.0 mg/kg Q2W *Ongoing*
- 4.5 mg/kg Q2W (N=4)
- 4 mg/kg Q2W (N=11) → 6 mg/kg Q3W (N=5)
- 2 mg/kg Q2W (N=5)

PEMBROLIZUMAB COMBINATION

NSCLC W/O AGA, SCLC, NPC, BTC, UC

(N~35)

- DL3
- DL2
- DL1

AVENZO THERAPEUTICS

Under Evaluation

23

AVZO-1418 AVENTINE-1 Phase 1 Study Design N=32 Patients Treated as of 13-May-2026 POPULATION PEMBROLIZUMAB MONOTHERAPY DOSE • Prior lines of COMBINATION ESCALATION/BACKFILL chemotherapy ≤3 in EGFRm NSCLC, NSCLC W/O AGA, NSCLC W/O AGA, escalation and ≤2 in SCLC, NPC, BTC, UC SCLC, NPC, BTC, UC backfill patients (N~100) (N~35) • ECOG 0–1 6 mg/kg Q2W (N=7) • Asymptomatic CNS disease allowed … DL3 DESIGN 5.0 mg/kg Q2W • Bayesian Optimal Ongoing Interval (BOIN) DL2 4.5 mg/kg Q2W • Response evaluation (N=4) by RECIST v1.1 4 mg/kg Q2W 6 mg/kg Q3W DL1 (N=11) (N=5) OBJECTIVES • Evaluate 2 mg/kg Q2W safety/tolerability and (N=5) determine RP2D/MTD Note: Prior version of protocol allowed for enrollment of CRC, SCCHN, and TNBC tumor types. AGA: actionable genomic alteration; BTC: biliary tract cancer; CNS: central nervous system; CRC: colorectal cancer; MTD: maximum tolerated dose; NPC: nasopharyngeal carcinoma; NSCLC: non-small cell lung cancer; RP2D: recommended Phase 2 dose; SCCHN: squamous cell carcinoma of the Under 23 head and neck; SCLC: small cell lung cancer; TNBC: triple negative breast cancer; UC: urothelial cancer Evaluation

AVZO-1418 Treatment Emergent Adverse Events (N=32)

TEAEs OCCURRING IN ≥10% OF PATIENTS BY GRADE				
	2 mg/kg to 4.5 mg/kg (N=20)		6 mg/kg (N=12)	
	GRADE 1-2 N (%)	GRADE 3-4[a] N (%)	GRADE 1-2 N (%)	GRADE 3-4[b] N (%)
Nausea	10 (50)	0	8 (67)	0
Alopecia	11 (55)	0	6 (50)	0
Fatigue	9 (45)	0	4 (33)	0
Diarrhoea	4 (20)	0	6 (50)	1 (8)
Vomiting	4 (20)	0	6 (50)	0
Anaemia	3 (15)	0	4 (33)	2 (17)
Headache	4 (20)	0	5 (42)	0
Neutrophil count decreased	1 (5)	0	3 (25)	4 (33)
Stomatitis	2 (10)	0	4 (33)	2 (17)
Decreased appetite	5 (25)	0	2 (17)	0
Hypokalaemia	3 (15)	0	2 (17)	1 (8)
Epistaxis	1 (5)	0	4 (33)	0
Lymphocyte count decreased	0	3 (15)	0	2 (17)
Mucosal inflammation	1 (5)	0	4 (33)	0
Rash maculo-papular	3 (15)	0	2 (17)	0
White blood cell count decreased	0	0	1 (8)	4 (33)
Dehydration	3 (15)	0	1 (8)	0
Dermatitis acneiform	2 (10)	0	2 (17)	0
Dizziness	2 (10)	0	2 (17)	0
Dry eye	1 (5)	0	3 (25)	0
Dyspnoea	2 (10)	0	2 (17)	0
Myalgia	4 (20)	0	0	0
Pyrexia	2 (10)	0	2 (17)	0

- No Grade 3+ neutropenia
- 1 patient had TEAE leading to treatment discontinuation[a]
- 2 patients had TEAEs leading to dose reduction

- 2 DLTs at 6 mg/kg Q2W: Grade 3 diarrhea, and Grade 4 acute gastroenteritis/pancytopenia
- 2 DLTs at 6 mg/kg Q3W: Grade 3 ALT increased/pneumonitis, and Grade 4 neutrophil count decreased
- 2 patients had TEAEs leading to treatment discontinuation[b,c]
- 5 patients had TEAEs leading to dose reduction

AVENZO THERAPEUTICS

24

AVZO-1418 Treatment Emergent Adverse Events (N=32) TEAEs OCCURRING IN ≥10% OF PATIENTS BY GRADE Generally well-tolerated at doses up to 4.5 2 mg/kg to 4.5 mg/kg (N=20) 6 mg/kg (N=12) a b mg/kg Q2W (N=20) GRADE 1-2 GRADE 3-4 GRADE 1-2 GRADE 3-4 N (%) N (%) N (%) N (%) • No Grade 3+ neutropenia Nausea 10 (50) 0 8 (67) 0 • 1 patient had TEAE leading to treatment Alopecia 11 (55) 0 6 (50) 0 a Fatigue 9 (45) 0 4 (33) 0 discontinuation Diarrhoea 4 (20) 0 6 (50) 1 (8) • 2 patients had TEAEs leading to dose Vomiting 4 (20) 0 6 (50) 0 reduction Anaemia 3 (15) 0 4 (33) 2 (17) Headache 4 (20) 0 5 (42) 0 Neutrophil count decreased 1 (5) 0 3 (25) 4 (33) 6 mg/kg Q2W/Q3W exceeded MTD (N=12) Stomatitis 2 (10) 0 4 (33) 2 (17) Decreased appetite 5 (25) 0 2 (17) 0 • 2 DLTs at 6 mg/kg Q2W: Grade 3 diarrhea, Hypokalaemia 3 (15) 0 2 (17) 1 (8) and Grade 4 acute Epistaxis 1 (5) 0 4 (33) 0 gastroenteritis/pancytopenia Lymphocyte count decreased 0 3 (15) 0 2 (17) Mucosal inflammation 1 (5) 0 4 (33) 0 • 2 DLTs at 6 mg/kg Q3W: Grade 3 ALT Rash maculo-papular 3 (15) 0 2 (17) 0 increased/pneumonitis, and Grade 4 White blood cell count decreased 0 0 1 (8) 4 (33) neutrophil count decreased Dehydration 3 (15) 0 1 (8) 0 Dermatitis acneiform 2 (10) 0 2 (17) 0 • 2 patients had TEAEs leading to treatment Dizziness 2 (10) 0 2 (17) 0 b,c discontinuation Dry eye 1 (5) 0 3 (25) 0 • 5 patients had TEAEs leading to dose Dyspnoea 2 (10) 0 2 (17) 0 Myalgia 4 (20) 0 0 0 reduction Pyrexia 2 (10) 0 2 (17) 0 a Note: Data cut-off 13-May-2026. TEAEs by preferred term and maximum grade. Additional Grade 4+ TEAEs from 2 to 4.5mg/kg: Grade 4 respiratory failure (unrelated), Grade 5 b cardiorespiratory arrest (unrelated, leading to treatment discontinuation) in 1 patient each. Additional Grade 4+ TEAEs at 6 mg/kg: acute gastroenteritis/pancytopenia (related, c leading to treatment discontinuation) and Grade 5 aspiration (unrelated) in same patient. Grade 3 pneumonitis leading to treatment discontinuation in 1 patient. 24 TEAE: treatment-emergent adverse event; MTD: maximum tolerated dose

AVZO-1418 Phase 1 Monotherapy Dose-Escalation

5 of 18 responders
Best (%) Change from Baseline
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
TNBC
CRC
NSCLC-wt #
*
SCCHN
TNBC
NSCLC-wt #
NSCLC-wt #
UC
NSCLC-wt #
NSCLC-wt
NPC
NSCLC-wt
CRC
uPR
NSCLC-EGFRm #
uPR
UC #
PR
NSCLC-EGFRm #
uPR
NSCLC-EGFRm #
PR
NSCLC-wt #
Dose (mg/kg)
2 Q2W
4 Q2W
4.5 Q2W
6 Q2W
6 Q3W
Treatment ongoing
Best improvement on subsequent scans after initial scan

Sum of Target Lesions Change from Baseline (%)
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
-80
Dose (mg/kg)
2 Q2W
4 Q2W
4.5 Q2W
6 Q2W
6 Q3W
Treatment Ongoing
0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 42
Weeks

AVENZO THERAPEUTICS
25

AVZO-1418 Phase 1 Monotherapy Dose-Escalation Encouraging Trend and Deepening Tumor Reductions over Time across Tumor Types (N=18) • In 18 efficacy evaluable patients, 9 remain on treatment including 5 responders • Responders across multiple tumor types and multiple dose cohorts • 2/3 responding patients at 6 mg/kg dose reduced to 4 mg/kg prior to response 5 of 18 responders # Treatment ongoing Note: Data cut-off date 13-May-2026. Efficacy-evaluable population includes patients with baseline measurable disease treated with AVZO-1418 who had at least 1 evaluable post- baseline scan. Patient with urothelial cancer treated at 6 mg/kg Q2W is ongoing with PR, which was confirmed subsequent to data cut-off date. * Patient with NSCLC-wt with 0% change from baseline was treated at 4.5 mg/kg Q2W. CRC: colorectal cancer; NPC: nasopharyngeal cancer; NSCLC-wt: non-small cell lung cancer without known alteration/mutation; NSCLC-EGFRm: EGFR mutant non-small cell lung 25 cancer; PR: partial response; SCCHN: squamous cell carcinoma of the head and neck; TNBC: triple negative breast cancer; UC: urothelial cancer; uPR: unconfirmed partial response

AVZO-1418 Phase 1 Monotherapy Dose-Escalation

4 of 10 responders
Best (%) Change from Baseline
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
NSCLC-wt # *
NSCLC-wt #
NSCLC-wt #
NSCLC-wt #
NSCLC-wt
NSCLC-wt
uPR
NSCLC-EGFRm #
PR
NSCLC-EGFRm #
uPR
NSCLC-EGFRm #
PR
NSCLC-wt #
Dose (mg/kg)
2 Q2W
4 Q2W
4.5 Q2W
6 Q2W
6 Q3W
Treatment ongoing
Best improvement on subsequent scans after initial scan

Sum of Target Lesions Change from Baseline (%)
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
-80
Dose (mg/kg)
2 Q2W
4 Q2W
4.5 Q2W
6 Q2W
6 Q3W
Treatment Ongoing
0
2
4
6
8
10
12
14
16
18
20
22
24
26
28
30
32
34
36
38
40
42
Weeks

AVENZO THERAPEUTICS

26

AVZO-1418 Phase 1 Monotherapy Dose-Escalation Encouraging Signs of Efficacy in NSCLC Across Multiple Doses (N=10) • In 10 efficacy evaluable patients, 8 remain on treatment including 4 responders • 1/2 responding patients at 6 mg/kg dose reduced to 4 mg/kg prior to response 4 of 10 responders # Treatment ongoing Note: Data cut-off date 13-May-2026. Efficacy-evaluable population includes patients with NSCLC with baseline measurable disease treated with AVZO-1418 who had at least 1 evaluable post-baseline scan. * Patient with NSCLC-wt with 0% change from baseline was treated at 4.5 mg/kg Q2W. NSCLC-wt: non-small cell lung cancer without known alteration/mutation; NSCLC-EGFRm: EGFR mutant non-small cell lung cancer; PR: partial response; uPR: unconfirmed 26 partial response

AVZO-103

Nectin4/TROP2 ADC

Solid Tumors

KEY HIGHLIGHTS

ANTICIPATED MILESTONES

AVENZO THERAPEUTICS

27

KEY HIGHLIGHTS • BEACON-1 Phase 1 monotherapy study ongoing • Fast Track designation granted in post-enfortumab vedotin urothelial cancer AVZO-103 Nectin4/TROP2 ADC ANTICIPATED MILESTONES Solid Tumors • 2H 2026: Initial Phase 1 data • Mid-2027: Phase 2 initiation • 2H 2027: Updated Phase 1 data 27

AVZO-103 Phase 1 Study Design

Monotherapy Dose Escalation Ongoing

POPULATION

- ECOG 0–1
- Asymptomatic CNS disease allowed

DESIGN

- Bayesian Optimal Interval (BOIN)
- Response evaluation by RECIST v1.1

OBJECTIVES

- Evaluate safety/tolerability and determine RP2D/MTD

MONOTHERAPY DOSE ESCALATION/BACKFILL

SOLID TUMORS[1], INCL. mUC

(N~80)

- ...
- 4.0 mg/kg Q3W
- 2.5 mg/kg Q3W (N=3)
- 1.5 mg/kg Q3W (N=3)

PEMBROLIZUMAB COMBINATION DOSE ESCALATION

mUC

(N~35)

- DL3
- DL2
- DL1

AVENZO THERAPEUTICS

Under Evaluation

28

AVZO-103 Phase 1 Study Design Monotherapy Dose Escalation Ongoing POPULATION MONOTHERAPY DOSE PEMBROLIZUMAB COMBINATION • ECOG 0–1 ESCALATION/BACKFILL DOSE ESCALATION SOLID TUMORS¹, INCL. mUC mUC • Asymptomatic CNS (N~80) (N~35) disease allowed … DESIGN • Bayesian Optimal DL3 Interval (BOIN) 4.0 mg/kg Q3W • Response evaluation by RECIST v1.1 DL2 2.5 mg/kg Q3W (N=3) OBJECTIVES DL1 • Evaluate 1.5 mg/kg Q3W safety/tolerability and (N=3) determine RP2D/MTD ¹ Includes solid tumors known to express high Nectin4: urothelial cancer, TNBC, non-squamous EGFRm and non-squamous NSCLC with no actionable genomic alteration, SCCHN and cervical cancer. CNS: central nervous system; MTD: maximum tolerated dose; mUC: metastatic urothelial cancer; NSCLC: non-small cell lung cancer; RP2D: Under 28 recommended Phase 2 dose; SCCHN: head and neck squamous cell carcinoma; TNBC: triple negative breast cancer Evaluation

Anticipated Milestones

PROGRAM	ANTICIPATED MILESTONE	ESTIMATED TIMING
AVZO-021 *CDK2 Inhibitor*	• Updated Phase 1 monotherapy and fulvestrant combination data	• ASCO 2026
AVZO-023 *CDK4 Inhibitor*	• Preliminary, updated ORION-1 Phase 1 data in combination with fulvestrant	• Late 2026
AVZO-023 + -021 *CDK4 + CDK2 Inhibitors*	• Initial ORION-1 Phase 1 data in combination with fulvestrant	• 2H 2027
AVZO-1418 *EGFR/HER3 ADC*	• Preliminary, updated AVENTINE-1 Phase 1 data • Phase 2 initiation • Updated AVENTINE-1 Phase 1 data	• 2H 2026 • Mid-2027 • 2H 2027
AVZO-103 *NECTIN4/TROP2 ADC*	• Initial BEACON-1 Phase 1 data • Phase 2 initiation • Updated BEACON-1 Phase 1 data	• 2H 2026 • Mid-2027 • 2H 2027

AVENZO THERAPEUTICS

29

Anticipated Milestones PROGRAM ANTICIPATED MILESTONE ESTIMATED TIMING AVZO-021 • Updated Phase 1 monotherapy and fulvestrant combination data • ASCO 2026 CDK2 Inhibitor AVZO-023 • Preliminary, updated ORION-1 Phase 1 data in combination with fulvestrant • Late 2026 CDK4 Inhibitor AVZO-023 + -021 • Initial ORION-1 Phase 1 data in combination with fulvestrant • 2H 2027 CDK4 + CDK2 Inhibitors • Preliminary, updated AVENTINE-1 Phase 1 data • 2H 2026 AVZO-1418 • Phase 2 initiation • Mid-2027 EGFR/HER3 ADC • Updated AVENTINE-1 Phase 1 data • 2H 2027 • Initial BEACON-1 Phase 1 data • 2H 2026 AVZO-103 • Phase 2 initiation • Mid-2027 NECTIN4/TROP2 ADC • Updated BEACON-1 Phase 1 data • 2H 2027 29

AVENZO THERAPEUTICS

DEVELOPING THE NEXT GENERATION

OF ONCOLOGY THERAPIES

TO TRANSFORM CANCER TREATMENT

30

30

Exhibit 99.3

Avenzo Therapeutics and Rallybio Corporation

Merger Agreement + Concomitant Private Placement Announcement

Webcast Call Transcript

Date: June 1, 2026

Time: 8:30 AM ET

CORPORATE PARTICIPANTS

Dr. Stephen Uden, M.D., Co-Founder and Chief Executive Officer, Rallybio Corporation

Dr. Athena Countouriotis, M.D., Chair, President and Chief Executive Officer, Avenzo Therapeutics, Inc.

PRESENTATION

Dr. Stephen Uden, Co-Founder and Chief Executive Officer, Rallybio Corporation

“Thank you and good morning. Before we begin, I’d like to remind you that this discussion will contain forward-looking statements based upon the current expectations of Rallybio and Avenzo, which include, but are not limited to, statements regarding the expected timing, completion, effects and intended outcomes for the proposed transactions, and our future expectations, plans and prospects for the combined company, including clinical development matters, use of proceeds, expected cash runway and expected milestones. Such statements represent management’s judgment and intention as of today and involve assumptions, risks and uncertainties.

1

Except to the extent required by law, we do not undertake any obligation to update any forward-looking statements. We also caution you against placing undue reliance on any forward-looking statements.

Further, as indicated on these slides, Rallybio intends to file a registration statement and accompanying proxy statement and prospectus with the Securities and Exchange Commission relating to the proposed transactions. Please be advised to read, when available, these and other relevant documents filed with the SEC. Please refer to the accompanying slides for more details on these forward-looking statements.

I will now turn the conference over to Dr. Athena Countouriotis, Chair, President and Chief Executive Officer of Avenzo Therapeutics.”

Dr. Athena Countouriotis, M.D., Chair, President and Chief Executive Officer, Avenzo Therapeutics, Inc.

“Thank you Stephen, and good morning everyone. I want to thank the team at Rallybio for all the work they have done to get to today, and for their belief in our team and our mission. At Avenzo, our mission is to improve the lives of people living with cancer, by delivering next-generation therapies that improve upon today’s standard of care.

2

With this announcement, we are excited to share the Avenzo story more broadly, and to outline our plans to advance what we believe is a differentiated pipeline of small molecules and antibody drug-conjugates that are progressing across four Phase 1 clinical trials in various solid tumor indications.

Avenzo Therapeutics was founded in the fall of 2022 by myself and Dr. Mohammad Hirmand, our Chief Medical Officer, after the acquisition of Turning Point Therapeutics by Bristol Myers Squibb. Between Mohammad and myself, we have been fortunate to develop multiple small molecules and antibody-drug conjugates, or ADCs, within oncology, which are now marketed. Our Avenzo team is approximately 60 team members, with deep expertise in oncology drug development, and whom I have had the pleasure of working with for many years across different companies.

3

Our strategy at Avenzo parallels that of Turning Point, with respect to how we’ve assembled a clinical-stage oncology pipeline of potentially differentiated programs that address areas of significant unmet need, with Avenzo having exclusive rights outside of Greater China. Today, that pipeline consists of four programs spanning small molecules and ADCs, all of which are now being advanced in Phase 1 studies in the U.S.

Our approach in building the pipeline was to identify potentially differentiated programs with strong biologic rationale and significant commercial potential, where we could utilize our expertise in drug development to rapidly advance each program to treat patients with unmet needs. We’re excited about the pipeline we’ve assembled and believe we are well positioned to advance these programs across multiple clinical milestones as a result of this transaction.

4

Our pipeline includes two highly selective cyclin-dependent kinase, or CDK, inhibitors: AVZO-021, our selective CDK2 inhibitor and AVZO-023, our selective CDK4 inhibitor, as well as two bispecific ADCs: AVZO-1418, our bispecific ADC targeting EGFR and HER3, and AVZO-103, our bispecific ADC targeting Nectin4 and TROP2. All four of our programs are being evaluated in ongoing Phase 1 studies conducted by our team in the United States, while our partners are in parallel advancing their respective drug candidates within Greater China, either as part of our study, or in their own China-based study. We are truly excited about the potential of each of our agents as monotherapy and/or in combinations, such as the combination of AVZO-021 and AVZO-023 with endocrine therapy in hormone receptor-positive, HER2-negative breast cancer.

Later today at the American Society of Clinical Oncology conference in Chicago, we are presenting updated data from the ongoing Phase 1 study of AVZO-021 in HR-positive, HER2-negative breast cancer. We have treated 64 patients in total across monotherapy and in combination with fulvestrant, and continue to believe these data support a differentiated profile given our CDK2 inhibitor’s tolerability and clinical activity, including the emerging progression free survival data of 5.3 months in patients with HR-positive, HER2-negative metastatic breast cancer with a median of 4 prior therapies in the metastatic setting treated with AVZO-021 monotherapy.

5

In addition, we recently treated the first patient with the triplet combination of AVZO-021, with our selective CDK4 inhibitor, AVZO-023, and fulvestrant in the Phase 1 portion of the ORION-1 study. Beyond the triplet, the ORION-1 study is also evaluating the doublet combination of AVZO-023 and endocrine therapy in patients with previously treated HR+/HER2- metastatic breast cancer.

We are encouraged by the initial profile of our selective CDK4 inhibitor, including its tolerability, specifically its lack of diarrhea which is often difficult for patients, and emerging clinical activity and look forward to sharing updated data from the ORION-1 study later this year.

As for our two bispecific ADC programs, AVZO-1418 is our most advanced ADC, targeting both EGFR and HER3. We have already dosed over 30 patients since initiating the Phase 1 portion of the AVENTINE-1 study in mid-2025. We are encouraged by the initial clinical data, where clinical activity was observed across multiple tumor types, with a potentially differentiated tolerability profile especially in terms of hematologic adverse events. Last in our pipeline is our fourth clinical stage program, AVZO-103, a bispecific ADC targeting both Nectin4 and TROP2. This is in the early stages of the ongoing Phase 1 portion of the BEACON-1 study, and we look forward to sharing clinical data from both of our ADC programs later this year.

6

With the additional $215 million expected to be raised as part of this transaction, in addition to the current cash on our balance sheet, we expect to have sufficient runway into late 2028 to advance our clinical-stage programs through multiple clinical milestones, including updated Phase 1 data across the pipeline, initial clinical data for the combination of AVZO-023 and AVZO-021 with fulvestrant, and the initiation of multiple Phase 2 studies. We look forward to sharing more about our later stage development plans with you over time.

I want to conclude my remarks by thanking all of the Avenzo team members, especially my co-founder Dr. Mohammad Hirmand, and our Chief Financial and Chief Business Officer Scott Lipman, for your tireless efforts to get to today. I know we all work incredibly hard for our team and the patients we serve. I also want to thank our Series A and Series B investors who have supported us over the past four years, and to our new investors – we look forward to working with you following the close of this transaction. I truly look forward to Avenzo being a public company, and to many more calls with all of you. Thank you again for your support.

7

I will now hand the call back to the operator. Operator you can now conclude the call.”

8